United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Financial Statements — December 31, 2010
BR GAAP/IFRS
Filed at CVM, SEC and SFC on 02/24/2011
Gerência Geral de Controladoria — GECOL

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010
The Fiscal Council of Vale S.A (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet. Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2010, and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.
Rio de Janeiro, February 24, 2011.

Marcelo Amaral Moraes	Antonio José de Figueiredo Ferreira
Chairman	Counselor

Aníbal Moreira dos Santos	Nelson Machado
Counselor	Counselor

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Note	Page
2.z) Capital	30

2.aa) Statements of added value	30

3. Critical Accounting Estimates and Assumptions	31

4. Amendments and Interpretations to Existing International Standards that are not yet in Force	32

5. First-time Adoption of International Financial Reporting Standards with Individual Financial Statements in Accordance with CPC Technical Pronouncements	33

6. Risk Management	40

6.a) Risk management policy	40

6.b) Liquidity risk	41

6.c) Credit risk	41

6.d) Market risk	42

6.e) Operational risk	43

7. Acquisitions and Divestments	43

8. Cash and Cash Equivalents	45

9. Short-term Financial Investment	45

10. Financial Assets Available for Sale	45

11. Accounts Receivables	46

12. Inventories	46

13. Assets and Liabilities Held for Sale	46

14. Recoverable Taxes	47

15. Investments	48

16. Intangible Assets	53

17. Property, Plant and Equipment	55

18. Impairment of Non-financial Assets	57

19. Loans and Financing	57

20. Provision for Contingent Liabilities	61

20.a) Provision for contingencies	61

Vale S.A.
CONSOLIDATED FINANCIAL STATEMENTS INDEX

Independent Auditors Report
To the Board of Directors and Stockholders
Vale S.A.
We have audited the accompanying parent company financial statements of Vale S.A. (“Company”), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
We have also audited the consolidated financial statements of Vale S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion on the parent company financial statements
In our opinion, the parent company financial statements, mentioned above, give a true and fair view of the financial position of Vale S.A. as at December 31, 2010, and its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements
In our opinion, the consolidated financial statements, mentioned above, give a true and fair view of the financial position of Vale S.A. and its subsidiaries as at December 31, 2010, and their consolidated financial performance and the consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with accounting practices adopted in Brazil.
Emphasis
As described in Note 2.2, the parent company financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate financial statements, only regarding the valuation of the investments in subsidiary, associated and jointly-controlled companies on the equity method of accounting, since for IFRS purposes, it would be cost or fair value.
Other matters statements of value added
We have also audited the individual and consolidated Statements of Value Added (“Demonstrações do Valor Adicionado — DVA”), for the year ended December 31, 2010, whose presentation is required by Brazilian corporate law for listed companies, and as supplementary information by the IFRS that does not require the presentation of the DVA. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.
Rio de Janeiro, 24 February 2011
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ
Marcos Donizete Panassol
Contador CRC

(A free translation from the original in Portuguese)
Consolidated Balance Sheet
In millions of Reais

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Assets
Current assets
Cash and cash equivalents	8	13.469	13.221	24.639
Short-term investments	9	2.987	6.525	5.394
Derivatives at fair value	26	87	183	—
Financial assets available for sale	10	21	28	461
Accounts receivable	11	13.962	5.643	7.933
Related parties	31	90	4	28
Inventories	12	7.592	5.913	9.686
Recoverable taxes	14	2.796	2.685	4.886
Advances to suppliers		318	872	946
Others		1.070	1.719	1.242

		42.392	36.793	55.215

Assets of disposal group classified as held for sale	13	11.876	—	—

		54.268	36.793	55.215

Non-current assets

Related parties	31	8	64	—
Loans and financing		274	286	180
Prepaid expenses		254	295	632
Judicial deposits		3.062	3.109	2.920
Advances to suppliers — energy		—	889	953
Deferred income tax and social contribution	21	2.440	2.760	978
Recoverable tax	14	612	1.540	1.067
Derivatives at fair value	26	502	1.506	85
Others		936	546	413

		8.088	10.995	7.228

Investments	15	3.945	4.562	1.981
Intangible assets	16	18.274	16.440	16.191
Property, plant and equipment, net	17	130.087	108.948	105.000
		160.394	140.945	130.400

Total assets		214.662	177.738	185.615

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Balance Sheet
In millions of Reais, except number of shares

	Notes		December 31, 2010	December 31, 2009(I)	January 1, 2009 (I)
Liabilities and stockholders’ equity
Current liabilities
Suppliers			5.804	3.849	5.248
Payroll and related charges			1.966	1.556	1.428
Derivatives at fair value		26	92	264	—
Current portion of long-term debt		19	4.866	5.310	1.590
Short-term debt		19	1.144	646	1.088
Related parties		31	24	33	162
Taxes payable and royalties			442	256	188
Provision for income tax			1.310	366	1.423
Employee post retirement benefits			311	292	288
Railway sub-concession agreement payable			117	496	934
Provision for asset retirement obligations		20b	128	157	113
Dividends and interest on stockholders’ equity			8.104	2.907	4.834
Others			1.736	1.338	1.399

			26.044	17.470	18.695

Liabilities directly associated with assets held for sale		13	5.340	—	—

			31.384	17.470	18.695

Non-current liabilities
Derivatives at fair value		26	103	40	1.345
Long-term debt		19	37.779	36.132	42.706
Related parties		31	3	103	125
Employee post retirement benefits	22 III		3.224	3.101	3.650
Provisions for contingencies		20a	3.712	4.202	4.115
Deferred income tax and social contribution		21	12.947	9.307	6.932
Provision for asset retirement obligations		20b	2.463	1.930	1.893
Participative Debentures		20c	2.140	1.306	886
Redeemable non-controlling interest			1.186	1.273	1.390
Others			3.396	2.581	2.879

			66.953	59.975	65.921

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 - 2,108,579,618) issued	25a		19.650	18.469	18.469
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 - 3,256,724,482) issued	25a		30.350	28.965	28.965
Mandatorily convertible notes — common shares	25b		445	2.584	2.111
Mandatorily convertible notes — preferred shares			996	2.003	953
Treasury stock - 99,649,571 (2009 - 77,581,904) preferred and 47,375,394 (2009 - 74,997,899) common shares	25c		(4.826)	(2.470)	(2.448)
Income from operations with non-controlling interest			685	—	—
Transaction cost of capital increase			1.867	(161)	(161)
Equity adjustment			(25)	(21)	8
Cumulative translation adjustments			(9.512)	(8.886)	—
Undistributed revenue reserves		25a	72.486	49.272	42.396
Unappropriated retained earnings			—	6.003	6.015

Total Company stockholders’ equity			112.116	95.758	96.308
Non-controlling interests			4.209	4.535	4.691

Total stockholders’ equity			116.325	100.293	100.999

Total liabilities and stockholders’ equity			214.662	177.738	185.615

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Balance Sheet
In millions of Reais

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Assets
Current assets
Cash and cash equivalents	8	4.823	1.250	6.713
Derivatives at fair value	26	37	—	—
Financial assets available for sale	10	—	—	384
Accounts receivable	11	18.378	3.360	9.827
Related parties	31	1.123	4.360	2.232
Inventories	12	2.317	1.882	2.913
Recoverable taxes	14	1.961	1.881	3.312
Advances to suppliers		273	751	813
Others		179	155	186

		29.091	13.639	26.380

Non-current assets

Related parties	31	1.936	1.842	3.398
Loans and financing		164	136	128
Judicial deposits		2.312	2.433	2.161
Deferred income tax and social contribution	21	1.789	2.050	1.963
Recoverable taxes	14	125	158	189
Derivatives at fair value	26	284	1.098	5
Others		523	358	245

		7.133	8.075	8.089

Investments	15	92.111	87.894	91.392
Intangibles assets	16	13.563	11.788	11.642
Property, plant and equipment, net	17	44.462	39.693	35.455

		157.269	147.450	146.578

Total assets		186.360	161.089	172.958

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Balance Sheet
In millions of Reais, except number of shares

	Notes	December 31, 2010	December 31, 2009 (I)	January 1, 2009 (I)
Liabilities and stockholders’ equity
Current liabilities
Suplliers		2.863	2.383	2.145
Payroll and related charges		1.270	1.010	881
Current portion of long-term debt	19	616	2.053	711
Related parties	31	5.326	7.343	9.578
Taxes payable and royalties		204	97	56
Provision for income tax		414	—	—
Employee post retirement benefits		176	161	135
Provision for asset retirement obligations	20b	44	122	44
Dividends and interest on stockholders’ equity		8.104	2.907	4.834
Others		705	466	400

		19.722	16.542	18.784

Non-current liabilities
Derivatives at fair value	26	—	—	1.084
Long-term debt	19	15.908	12.072	11.602
Related parties	31	27.597	28.111	38.011
Employee post retirement benefits		504	638	777
Provisions for contingencies	20a	2.108	2.731	2.592
Deferred income tax and social contribution	21	3.574	1.320	—
Provision for asset retirement obligations	20b	761	724	848
Participative debentures	20c	2.140	1.306	886
Others		1.929	1.887	2.066

		54.521	48.789	57.866

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 - 2,108,579,618) issued	25a	19.650	18.469	18.469
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 - 3,256,724,482) issued	25a	30.350	28.965	28.965
Mandatorily convertible notes — common shares	25b	445	2.584	2.111
Mandatorily convertible notes — preferred shares	25b	996	2.003	953
Treasury stock - 99,649,571 (2009 - 77,581,904) preferred and 47,375,394 (2009 - 74,997,899) common shares	25c	(4.826)	(2.470)	(2.448)
Income from operations with non-controlling interest		685	—	—
Transaction cost of capital increase		1.867	(161)	(161)
Equity assessnent adjust		(25)	(21)	8
Cumulative translation adjustments		(9.512)	(8.886)	—
Undistributed revenue reserves	25a	72.487	49.272	42.396
Unappropriated retained earnings		—	6.003	6.015

Total Company stockholders’ equity		112.117	95.758	96.308

Total liabilities and stockholders’ equity		186.360	161.089	172.958

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Statement of Income
In million of Reais, except per share amounts

	Year ended December, 31
	Notes	2010	2009(I)
Revenue		83.225	48.496

Cost of sales	28	(33.756)	(27.750)

Gross profit		49.469	20.746

Operating expenses
Selling and administrative expenses	28	(3.201)	(2.347)
Other operating expenses, net	28	(5.778)	(5.226)

		(8.979)	(7.573)

Operating profit		40.490	13.173

Financial income	29	3.136	12.136
Financial expense	29	(5.899)	(10.042)

Equity results from associates		(48)	99

Gain (loss) on disposal of investments		—	93

Income before income tax and social contribution		37.679	15.459

Current		(9.286)	(4.991)
Deferred		2.251	37

Income tax and social contribution	21	(7.035)	(4.954)

Income from continuing operations		30.644	10.505
Results on discontinued operations		(222)	—

Net income		30.422	10.505

Net income attributable to non-controlling interests		352	168

Net income attributable to the Company’s stockholders		30.070	10.337

Basic earnings per share:
Continuing operations
Preferred share		5,70	0,97
Common share		5,70	0,97

Discontinued operations
Preferred share		(0,04)	—
Common share		(0,04)	—

Diluted earnings per share:
Continuous operations
Preferred share		6,14	1,71
Common share		6,14	2,21

Discontinued operations
Preferred share		(0,04)	—
Common share		(0,04)	—

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.
(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Parent Company Statement of Income
In million of Reais, except per share amounts

	Year ended December, 31
	Notes	2010	2009 (I)
Revenue		51.386	26.430
Cost of sales	28	(17.892)	(13.649)

Gross profit		33.494	12.781

Operating expenses
Selling and administrative expenses	28	(1.748)	(1.244)
Other operating expenses, net	28	(1.762)	(2.241)
Equity results from subsidiaries	28	8.709	(3.809)

		5.199	(7.294)

Operating profit		38.693	5.487

Financial income	29	3.013	13.336
Financial expenses	29	(4.634)	(3.303)

Equity results from associates		(48)	99
Gain (loss) on disposal of investments		—	284

Income before income tax and social contribution		37.024	15.903

Current		(7.356)	(4.813)
Deferred		624	(753)

income tax and social contribution	21	(6.732)	(5.566)

Income from continuing operations		30.292	10.337
Results on discontinued operations		(222)	—

Net income		30.070	10.337

Basic earnings per share:
Preferred share		5,66	0,97
Common share		5,66	0,97
Diluted earnings per share:
Preferred share		6,10	1,71
Common share		6,10	2,21

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated and Parent Company Statement of Comprehensive Income
In millions of Reais

		Year ended December, 31
	Consolidated			Parent Company
	Notes	2010	2009 (I)	2010	2009 (I)
Net income		30.422	10.505	30.070	10.337
Other comprehensive income
Cumulative translation adjustments		(859)	(9.060)	(626)	(8.886)

Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end		37	41	37	41
Tax (expense) benefit		(16)	(75)	(16)	(75)

		21	(34)	21	(34)

Cash flow hedge
Gross balance as of the period/year end		60	(34)	(6)	22
Tax (expense) benefit		(19)	(14)	(19)	(17)

		41	(48)	(25)	5

Total comprehensive income attributable to Company’s stockholders		29.625	1.363	29.440	1.422

Net income attributable to noncontrolling interests		187	(59)
Cumulative translation adjustments		29.438	1.422

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Consolidated and Parent Company Statement of Changes in Stockholders’ Equity	December 31, 2010
In millions of Reais

								Income from
			Transaction cost					operations with	Cumulative	Unappropriated		Non-controlling	Total
			of capital	Mandatorily	Undistributed			non-controlling	translation	retained	Parent company	stockholders’s	stockholders’
	Notas	Capital	increase	convertible notes	revenue reserves	Treasury stock	Equity adjustment	stockholders	adjustment	earnings	stockholders ´equity	interests	equity
January 1, 2009		47.434	(161)	3.064	42.396	(2.448)	8	—	—	6.015	96.308	4.691	100.999

Net income of the years (I)		—	—	—	—	—	—	—	—	10.337	10.337	168	10.505
Repurchase of stock		—	—	—	—	(22)	—	—	—	—	(22)	—	(22)
Additional remunaration to securities		—	—	—	—	—	—	—	—	(100)	(100)	—	(100)
Unrealized results of valuation at market		—	—	—	—	—	(29)	—	—	—	(29)	(53)	(82)
Translation adjustments for the years		—	—	—	—	—	—	—	(8.886)	—	(8.886)	(174)	(9.060)
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(98)	(98)
Additional Remuneration of 2008		—	—	—	(371)	—	—	—	—	—	(371)	—	(371)
Issuance of securities		—	—	1.523	—	—	—	—	—	—	1.523	—	1.523
Allocation of income:
Interim interest on capital		—	—	—	—	—	—	—	—	(95)	(95)	—	(95)
Additional remuneration proposed to stockholders		—	—	—	—	—	—	—	—	(2.907)	(2.907)	—	(2.907)
Appropriation to revenue reserves		—	—	—	7.247	—	—	—	—	(7.247)	—	—	—

December 31, 2009 (I)		47.434	(161)	4.587	49.272	(2.470)	(21)	—	(8.886)	6.003	95.758	4.535	100.293

Net income of the years (I)		—	—	—	—	—	—	—	—	30.070	30.070	352	30.422
Capitalization of advance of non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	62	62
Capitalization of reserves		2.566	—	—	(2.566)	—	—	—	—	—	—	—	—
Gain on conversion of shares		—	2.028	(3.064)	—	1.036	—	—	—	—	—	—	—
Repurchase of stock		—	—	—	—	(3.392)	—	—	—	—	(3.392)	—	(3.392)
Additional remuneration to securities		—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
Unrealized results on valuation at market		—	—	—	—	—	(4)	—	—	—	(4)	66	62
Translation adjustments for the years		—	—	—	—	—	—	—	(626)	—	(626)	(233)	(859)
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	121	121
Acquisitions and disposal of non-controlling stockholders		—	—	—	—	—	—	685	—	—	685	2.486	3.171
Transfer to assets held for sale of non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(3.180)	(3.180)
Additional Remuneration of 2010		—	—	—	(513)	—	—	—	—	—	(513)	—	(513)
Allocation of income:
Interim interest on capital and dividends		—	—	—	—	—	—	—	—	(1.675)	(1.675)	—	(1.675)
Additional remuneration proposed to stockholders		—	—	—	—	—	—	—	—	(8.104)	(8.104)	—	(8.104)
Appropriation to revenue reserves		—	—	—	26.294	—	—	—	—	(26.294)	—	—	—

December 31, 2010		50.000	1.867	1.441	72.487	(4.826)	(25)	685	(9.512)	—	112.117	4.209	116.326

(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Consolidated Statement of Cash Flows
In millions of Reais

	Year ended December, 31
	2010	2009(I)
Cash flows from operating activities:
Net income	30.422	10.505
Adjustments to reconcile net income trash from operations
Results of equity investments	48	(99)
Sale of investments	—	(93)
Results from descontinued operations	222	—
Depreciation, amortization and depletion	5.741	5.447
Deferred income tax and social contribution	(2.251)	(37)
Monetary and exchange rate changes assets and liabilities, net	24	(6.746)
Disposal of property, plant and equipment	1.195	653
Losses (gains) on derivatives	1.024	(2.649)
Others	450	(47)
Decrease (increase) in assets:
Accounts receivable	(5.302)	2.287
Inventories	(1.579)	2.796
Recoverable taxes	153	(1.151)
Others	750	(559)
Increase (decrease) in liabilities:
Suppliers	1.653	(51)
Payroll and related charges	363	112
Taxes and contributions	2.182	736
Others	280	413

Net cash provided by operating activities	35.375	11.517

Cash flows from investing activities:
Short term investments	3.537	(1.131)
Loans and advances receivable	(161)	(1.067)
Guarantees and deposits	(64)	(153)
Additions to investments	(120)	(3.422)
Additions to property, plant and equipment	(23.546)	(16.108)
Dividends/interest on stockholders’ equity received	147	21
Proceeds from disposal of property, plant and equipment/investments	—	1.200
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	(11.378)	(4.246)

Net cash used in investing activities	(31.585)	(24.906)

Cash flows from (used in) financing activities:
Short-term debt, additions	4.776	3.940
Short-term debt, repayments	(4.466)	(3.624)
Long-term debt	8.375	6.286
Issue of convertible notes, in common share’s	—	577
Issue of convertible notes, in preferred share’s	—	1.281
Financial institutions	(4.546)	(808)
Dividends and interest on capital paid to stockholders	(5.095)	(5.299)
Dividends and interest stockholders’ equity attributed to noncontrolling interest	(243)	(82)
Transactions with non controlling stockholders	1.118	—
Capital increase	—	—
Treasury stock	(3.392)	(22)

Net cash provided by (used in) financing activities	(3.473)	2.249

Increase (decrease) in cash and cash equivalents	317	(11.140)
Cash and cash equivalents of cash, beginning of the years	13.221	24.639
Effect of exchange rate changes on cash and cash equivalents	(69)	(278)

Cash and cash equivalents, end of the years	13.469	13.221

Cash paid during the years for:
Short-term interest	(46)	(110)
Long-term interest	(1.983)	(2.277)
Income tax and social contribution	(3.694)	(2.698)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(310)	(384)
(I) period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Parent Company Statement of Cash Flows
In millions of Reais

		Year ended December, 31
		2010	2009
Cash flows from operating activities:
Net income		30.070	10.337
Adjustments to reconcile net income to cash from operations:
Results of equity investments		(8.661)	3.710
(Gain)/Loss on sale of investments		—	(284)
Results from discontinued operations		222	—
Depreciation, amortization and depletion		1.983	1.931
Deferred income tax and social contribution		(624)	753
Monetary and exchange rate changes, net		(640)	(10.053)
Disposal of property, plant and equipment		3.056	343
Unrealized gain (loss) on derivatives		776	(2.140)
Dividends and interest on capital received		2.060	728
Others		251	(107)
Decrease (increase) in assets:
Accounts receivable		(14.546)	6.378
Inventories		(91)	1.091
Recoverable taxes		180	733
Others		895	395
Increase (decrease) in liabilities:
Suppliers and contractors		480	238
Payroll and related charges		260	129
Taxes and contributions		1.305	693
Others		652	468

Net cash provided by operating activities		17.628	15.343

Cash flows from investing activities:
Short term investments		—	—
Loans and advances receivable		3.098	(101)
Guarantees and deposits		(112)	(142)
Additions to investments property, plant and equipment		(3.684)	(9.037)
Additions to investments		(10.472)	(7.481)
Proceeds from disposal of property, plant and equipment/investments		4.433	692

Net cash used in investing activities		(6.737)	(16.069)

Cash flows from financing activities:
Short-term debt, additions		3.969	1.785
Short-term debt, repayments		(8.354)	(5.888)
Long-term debt		7.469	5.254
Related parties		—	(129)
Financial institutions		(1.915)	(438)
Dividends and interest on capital paid to stockholders		(5.095)	(5.299)
Transactions with non-controlling stockholders
Capital increase		—	—
Treasury stock		(3.392)	(22)

Net cash used in financing activities		(7.318)	(4.737)

Net Increase (decrease) in cash and cash equivalents	8	3.573	(5.463)
Cash and cash equivalents of cash, beginning of the year		1.250	6.713

Cash and cash equivalents end of the year	8	4.823	1.250

Cash paid during the year:
Short-term interest		(69)	(108)
Long-term interest		(1.862)	(2.370)
Income tax and social contribution		(3.103)	(1.535)

Non-cash transactions:
Additions to property, plant and equipment — interest capitalization		—	—
Transfer of advance for future capital increase to investments		(98)	(11)

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Consolidated Statement of Added Value
In millions of Reais

	Year ended December, 31
	2010	2009(I)
Generation of added value
Gross revenue
Revenue from products and services	85.345	49.812
Other revenue	—	—
Revenue from the construction of own assets	20.607	13.919
Allowance for doubtful accounts	(40)	(23)
Less: Acquisition of products	(1.912)	(1.219)
Outsourced services	(11.722)	(6.242)
Materials	(20.843)	(20.653)
Fuel oil and gas	(3.701)	(2.777)
Energy	(2.349)	(1.777)
Other costs	(10.256)	(6.927)

Gross added value	55.129	24.113

Depreciation, amortization and depletion	(5.741)	(5.447)

Net added value	49.388	18.666

Financial revenue	671	866
Equity results	(48)	99
Others	—	—

Total added value to be distributed	50.011	19.631

Personnel	5.706	5.086
Taxes, rates and contribution	3.397	315
Recoverable taxes paid	—	—
Current income tax	9.286	4.991
Deferred income tax	(2.251)	(37)
Remuneration on third party’s capital	3.839	3.291
Foreign indexation and exchange gain, net	(387)	(4.520)
Net income attributable to the company’s Stockholders	9.779	3.373
Reinvested	20.291	6.964
Net income attributable to non-controlling interest	351	168

Distribution of added value	50.011	19.631

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Patent Company Statement of Added Value
In millions of reais

	Year ended December, 31
	2010	2009 (I)
Generation of added value
Gross revenue
Revenue from products and services	52.905	27.285
Revenue from the construction of own assets	10.516	7.493
Allowance for doubtful accounts	(36)	(18)
Less: Acquisition of products	(1.741)	(363)
Outsourced services	(7.251)	(3.117)
Materials	(10.344)	(11.808)
Fuel oil and gas	(1.597)	(1.128)
Energy	(1.121)	(758)
Other costs	(3.920)	(3.278)

Gross added value	37.411	14.308

Depreciation, amortization and depletion	(1.983)	(1.931)

Net added value	35.428	12.377

Received from third parties	—	—

Financial revenue	300	437
Equity results	8.661	(3.710)

Total added value to be distributed	44.389	9.104

Personnel	3.132	2.540
Taxes, rates and contribution	2.535	257
Recoverable taxes paid	—	—
Current income tax	7.356	4.813
Deferred income tax	(624)	753
Remuneration on third party’s capital	2.569	3.269
Inflation and exchange rate changes, net	(649)	(12.865)
Stockholders	9.779	3.373
Reinvested	20.291	6.964

Distribution of added value	44.389	9.104

(I)	period adjusted by new accounting pronouncements, for comparative purposes, according to note 5.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of Real, unless otherwise stated.
1- Operational Context
Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Brazil. The initial product offering was on record in October 1943 on the Rio de Janeiro Stock Exchange and now has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).
Vale is the world leader in the production of iron ore and pellets, and the second largest producer of nickel. It is a Brazilian mining company present in 38 countries, on the five continents and with a mission to transform mineral resources into prosperity and sustainable development.
The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, metals platinum group metals and metals precious. In addition, it operates in the segments of energy, logistics and steel.
As at December 31, 2010, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Subsidiary	participation %	% voting capital	Head office location	Principal activity
Parent Company
Alumina do Norte do Brasil S.A. — Alunorte (*)	57,03	59,02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51,00	51,00	Brazil	Aluminum
Compañia Mienera Misky Mayo S.A.C	40,00	51,00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99,99	99,99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100,00	100,00	Brazil	Logistic
Mineração Corumbaense Reunidas S.A.	100,00	100,00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59,14	59,14	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90,00	90,00	Chile	Cooper
Urucum Mineração S.A.	100,00	100,00	Brazil	Iron ore and Manganese
Vale Australia Pty Ltd.	100,00	100,00	Australia	Coal
Vale Austria Holdings GMBH	100,00	100,00	Austria	Holding and Research
Vale Canada Limited	100,00	100,00	Canada	Nickel
Vale Colombia Ltd.	100,00	100,00	Colombia	Coal
Vale Fertilizantes S.A	78,92	99,83	Brazil	Fertilizers
Vale Fosfatados S.A.	100,00	100,00	Brazil	Fertilizers
Vale International S.A	100,00	100,00	Switzerland	Trading
Vale Manganês S.A.	100,00	100,00	Brazil	Manganese and Ferroalloys
Vale Nouvelle-Caledonie SAS	74,00	74,00	New Caledonia	Nickel

Jointly-controlled companies
California Steel Industries, Inc.	50,00	50,00	United States	Steel industry
Mineração Rio do Norte S.A.	40,00	40,00	Brazil	Bauxite
MRS Logística S.A	41,50	37,86	Brazil	Logistic
Samarco Mineração S.A.	50,00	50,00	Brazil	Iron ore

(*)	Assets held for sale.
The Board of Directors authorized these financial statements for issue on February 24, 2011.

2 — Summary of the Main Accounting Practices and Accounting Estimates
a) Basis of presentation
Consolidated financial statements
The consolidated financial statements of the company have been prepared according with the international accounting standards issued by the International Accounting Standards Board-IASB, and interpretations issued by International Financial Reporting Interpretations Committee — IFRIC, implemented in Brazil through the Committee of Accounting Pronouncements — CPC and its technical interpretation — ICPCs and guidelines — OCPCs approved by the Securities Exchange Commission — CVM.
Vale adopted from January 1, 2010, retroactive to January 1, 2009, all statements issued by the CPC. Therefore, these are the first consolidated financial statements presented by the Company in accordance with International Financial Reporting Standards — IFRS. The main differences between accounting practices previously adopted in Brazil (old BR GAAP) and CPCs/IFRS, including the reconciliations of Stockholders’ equity, income and other comprehensive income, are described in Note 5.
The financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income.
The preparation of financial statements requires the use of certain critical accounting estimates and also the use of judgment by the Directors of the Company in the process of applying the accounting policies of the Group. Those areas that require a higher use at judgment and have greater complexity, as well as areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
Financial statements of the parent company
The individual financial statements of the parent company and associated companies has been prepared under accounting practices adopted in Brazil issued by the CPCs and are published together with the consolidated financial statements.
In the case of Vale SA accounting practices adopted in Brazil applicable to the individual financial statements differ from IFRS, only by the valuation of investments in subsidiaries and associated companies “accounting practices adopted in Brazil” by the equity method, while according IFRS would be as cost or fair value.
b) Translation of transactions in other currencies
Functional currency and presentation currency
Items included in the financial statements of each of the group’s entities are presented using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Reais, which is the functional currency of the parent company, and also the presentation currency of the Group, in Brazil.
The results and financial position of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows:
(i)	The assets and liabilities for each balance sheet presented are translated by the closing rate at the balance sheet date
(ii)	Income and expenses for each statement of income are translated by the average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates established at the dates of transactions, in which case income and expenses are translated by the rate at the dates of transactions).
(iii)	All resulting exchange differences are recognized in other comprehensive income.
Transactions and balances
The operations with others currencies are translated into the functional currency of the parent company using the actual exchange rates on the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year (relating to monetary assets and liabilities in other currencies) are recognized in the statement of income as financial expense or income, except when deferred in other comprehensive income as qualifying cash flow hedges.

Major currencies impacting our operations:

	Year-end price in
	Brazilian real
	As of December 31
	2010	2009	2008
US dollar — US$	1,6662	1,7412	2,3370
US canadian dollar — CAD	1,6700	1,6586	1,9128
US australian dollar — AUD	1,6959	1,5663	1,6044
Euro — EUR	2,2280	2,5073	3,2382
Changes in fair value of monetary securities in other currencies, classified as available for sale are separated between translation differences resulting from changes in the amortized costs of the security and other changes in the carrying amount of the security. Translation differences related to the changes in amortized costs are recognized in income, and other changes in the carrying amount of the security are recognized in other comprehensive income.
Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in other comprehensive income.
c) Principles of consolidation
The consolidated financial statements reflect the balances of assets and liabilities at December 31, 2010, December 31, 2009 and the operations of the years ended on December 31, 2010 and December 31, 2009, of the parent company, of its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interest maintained. For associates, entities over which the Company has significant influence but not control the investments are accounted for under the equity method.
The operations in other currencies are translated into the presentation currency of the financial statements in Brazil for the purposes of registration of equity and full or proportional consolidation. Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.
The interests in hydroelectric projects are done through consortium agreements under which the Company participates in assets and liabilities of these enterprises in the proportion that holds on the consortium. The Company has joint responsibility for any obligation. According to Brazilian law, there is no separate legal entity for the consortium, therefore no financial statements, income tax statement, statement of income and shareholders’ equity separately. Thus, the Company recognizes the proportionate interest of the costs and non-divisible interests in the assets related to hydropower projects.
Investments in controlled entities
Controlled entities are entities, including special purpose entities, in which directly or indirectly way the parent company has the power to regulate the accounting and operational policies to obtain benefits from its activities, usually accompanied by a participation of more than one half of voting rights (voting capital). In the consolidation of controlled entities, the third party involvement is recorded in the statement of changes in stockholders’ equity, in the line of non-controlling stockholder.
The use of the equity method is suspended from the date that the Company ceased to have significant influence over the associated companies and no longer has control over the parent company (except in the individual balance sheet, if the investee moves from subsidiary to associated company). When the equity method is suspended, the investment is treated as a financial instrument in accordance with the requirements of CPC 38/IAS39 — Financial Instruments: Recognition and Measurement.
When there is a loss of influence and control, the remaining investment in the ex-associated company or former subsidiary shall be valued at fair value. The Company recognizes in income of the period any difference between:
a)	the fair value of the remaining investment, if any, and any amount from the partial sale of its participation in the subsidiary and associated company, and

b)	the carrying value of investment on the date that significant influence is lost or has lost the control.
Investments in jointly controlled entities (joint ventures)
Interests in jointly-controlled entities were consolidated by the proportional consolidation method, from the date on which joint control is acquired. According to this method the assets, liabilities, revenues, costs and expenses of these entities have been included in the consolidated financial statements, in the proportion of control attributable to the stockholders.

Investments in associated entities
Associated entities are investments in entities where the company has the power to exercise a significant influence, but they do not have control or joint control through participation in the financial and operational decisions of the entity. Usually the stockholding is 20% to 50% of the voting rights. Investments in associated entities are accounted for under the equity method and include goodwill identified on acquisition, net of any accumulated impairment loss.
d) Business combinations
The company adopts the acquisition method for business combinations to account for businesses under the company’s control.
In these operations, the identifiable assets acquired and liabilities and contingent liabilities assumed are initially measured at fair values at the acquisition date. The Group recognizes non-controlling stockholders’ interests on the acquired business, either at their fair value or at the proportionate share of non-controlling interesting of the acquiree’s net assets. The measurement of the non-controlling shareholder interest to be recognized is determined for each acquisition made.
The excess of the consideration transferred over the fair value at the date of acquisition, inclusive of any prior equity interest in the acquired business is recorded as goodwill. For acquisitions that the Group presents fair value non-controlling Stockholders, the determination of goodwill also includes the value of any non-controlling stockholder participation in the acquiree, and the goodwill is determined by considering the participation of the Group and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.
The goodwill recorded as an intangible asset is not subject to amortization. Goodwill (goodwill) is allocated to cash-generating units — CGU or groups of cash generating units, and recoverability was tested (impairment test), during the fourth quarter. When it was identified that recorded goodwill would not be fully recovered, the respective portion of goodwill was written down to the income statement.
Non-controlling stockholders’ interests
The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Group. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.
When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.
e) Cash and cash equivalents and short-term investments
The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months are recognized at fair value in income and recorded in short-term investments.
f) Financial assets
The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determine the classification and initial recognition according to the following categories:
•	Measured at fair value through the statement of income — recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term. Derivatives not designated as hedging instruments are recorded in this category. Assets in this category are classified as current assets.
•	Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except those with a maturity greater than 12 months after the balance sheet date, which are recorded as non-current assets. The Company’s loans and receivables comprise of the accounts receivables, other receivables, and cash and cash equivalents. Loans and receivables are measured at fair value and subsequently carried at amortized cost using the effective interesting rate method, less impairment. The interest income is recognized with the effective tax rate application, except for short-term credits, because the interest recognition would be immaterial.
•	Available for sale — investments in equity instruments that are not listed and for which it is not possible to estimate fair value with certainty are held at acquisition cost less any losses not recoverable. The gains or losses from changes in fair value of available for sale investments are recorded in equity under the description “equity adjustments” and included in “other comprehensive income”, and are reclassified to income when an available for sale investment is derecognized as a result of sale or impairment. When there is a significant or prolonged decline in the fair value of the security below its cost, it is also evident that the available for sale investments might be impaired.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty its fair value, are held at acquisition cost less any losses not recoverable. Gains or losses from changes in fair value of investments available for sale are recorded in stockholders’ equity under the caption “Equity adjustments” included in “Other comprehensive income “until the investment is sold or received or until the fair value of the investment is below its acquisition cost and this corresponds to a significant loss or prolonged, when the accumulated loss is transferred to the statement of income.

All purchases and sales of these investments are recognized on the date of signing the respective, regardless of their date of settlement.
g) Accounts receivables
Accounts receivables represent amounts receivable from the sale of products and services made by the Company. The receivables are initially recorded at fair value and subsequently measured at amortized cost, net of estimates of potential losses.
The estimated losses from doubtful accounts are provided in an amount considered sufficient to cover potential losses. The value of the loss estimated for doubtful debts is made based on experience of defaults occurred in the past.
h) Inventories
Inventories are stated at the lower of average cost of acquisition or production and replacement values or realization. The inventories production cost is determined by variable and fixed costs, and direct and indirect costs of production, using the average cost method. The net value of inventories is the estimated selling price in the ordinary course of business, less all estimated costs to completion and other costs necessary to sell. The Company periodically assesses its inventories to identify obsolete or slow-moving inventories, and if needed the Company recognizes definitive allowances for them.
Inventories of ore are recognized when there is a physical extraction of ore. No longer part of the calculation of proven and probable reserves, this one is now part of the stock pile of ore, and is therefore not part of the calculation of depreciation, amortization and depletion per unit of production.
The inventory costs include gains and losses from cash flow hedging derivatives, acquisition of stock material (raw materials, price of products, and others), initially recorded in Stockholders’ equity and transferred to the product cost by realization through the selling of the product.
i) Non-current assets held for sale
Assets held for sale (or discontinued operations) are recorded as current assets, separated from other current assets in the balance sheet, when their carrying amounts are recoverable when: a) the realization of the sale is a virtual certainty; b) management is committed to a plan to sell these assets; and c) the sale takes place within a period of 12 months. Assets recorded in this group are valued by the lower of book value and fair value less costs to sell.
j) Non-current
The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.
k) Property, plant and equipment
Fixed assets represented by tangible assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to the acquisition and losses through non-recovery of the asset.
Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.
Vale did not exercise the option of adopting the cost attributed to its fixed assets, as identified no significant amounts of goods with a book value substantially below or above their fair value, primarily due to the significant volume of investments and acquisitions made by the company in recent years.
In the case of railroads, where the company holds the concession, the assets acquired, related to grant activities to provide public services (returned goods), the will be returned to the grantor termination of the concession period, without any compensation or cost to the grantor. The returned tangible fixed assets are originally recorded by the cost of acquisition or construction, during the construction period. The assets related to the concession are depreciated based on the estimated useful life of assets, since the entry into operation.

The carrying value of an asset is written down immediately to its recoverable amount in income, if the asset’s carrying value is greater than its estimated recoverable amount.
Depreciation and depletion of assets of the Company, is represented in accordance with the following estimated useful lives:

Buildings	between 10 and 50 years
Installations	between 5 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	between 5 and 10 years
Mineral rights	between 2 and 33 years
Locomotives	between 12,5 and 33 years
Wagon	33 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years
The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.
The relevant expenditures for maintenance of industrial areas and relevant assets (as example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.
l) Intangible assets
Intangible assets comprise basically the contractual rights and expenses incurred on specific projects with future economic value, are valued at acquisition cost, less accumulated amortization and losses by reducing the recoverable amount where applicable. Intangible assets are recognized only if it is likely they that will generate economic benefits to the Company, are controllable under the Company’s control and their respective value can be measured reliably.
Intangible assets that have finite useful lives are amortized over their effective use or a method that reflects their economic benefits, while those with indefinite useful lives are not amortized; consequently these assets are tested at least annually as to their recovery (impairment test). The estimated useful life and amortization methods are reviewed at the end of each financial year and the effect of any changes in estimates are recorded in a prospective manner.
Internally generated intangible assets, during the research phase, have their expenditure recorded in expenses of the period when incurred. Expenditure on development activities (or stage of development of an internal project) is recorded as intangible assets if and only if it meets all of the requirements of the standard. Initial recognition of this asset corresponds to the sum of the expenditures incurred from when the intangible asset has passed to meet the recognition criteria required by the standard. Intangible assets generated internally, are recorded at cost value less amortization and loss on the accumulated impairment.
Intangible assets acquired in a business combination and recognized separately from goodwill are recorded at fair value at the acquisition date, which is equivalent to cost. As required at a later date, these assets are recorded at cost value less amortization and loss on the impairment accumulated.
m) Biological assets
The biological assets are valued and recognized at fair value less cost to sell (less depreciation and accumulated impairment losses), when a market value can be determined, otherwise they are value and recognized at cost. In the absence of an active market, the valuation method used is the discounted cash flow method. Related gains and losses are recognized in the statement of income.
n) Impairment
Financing assets
The Company assess each reporting period if there are objective evidences that an asset is impaired. Case the existence of impacts on cash flow caused by asset impaired and this impact can be reliable estimated; Company recognizes in the results an impairment loss.
Long-term non-financial assets
The Company assesses impairment of non financial assets annually to asses whether there is evidence that the book value of a long-term non-financial asset will not be recoverable. Regardless of existing indication of non recoverability of its carrying amount, goodwill balances from business combinations and intangible assets with indefinite useful lives are tested for recovery at least once a year. When the residual value book of this non-financial asset exceeds its recoverable value, the Company recognizes a reduction in the carrying balance of its non-financial asset (impairment), and also in this moment review the non-

financial assets, except goodwill, that have suffered reduction of the accounting balance for non-recovery for a possible reversal of these write-down values. If it is not possible to determine the recoverable amount of a nonfinancial asset individually, the recoverable value of non-financial assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit — CGU, which the asset belongs is realized.
o) Expenditures on research and development
Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are to be capitalized as mine development costs.
During the development phase of mine before production begins, the cost of waste removal, and associated costs with removal of waste and other residual materials are recorded as part of asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the ore removal expenditures are treated as production costs.
p) Leases
The Company classifies its contracts as financial leases or operational leases based on the substance of the contract, regardless of its form.
For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded is liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income in the year to which they belong.
q) Accounts payable to suppliers and contractors
Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business, and are classified as current liabilities if the payment is due within twelve months. After this period, they are presented in non current liabilities. The amounts are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method. In practice accounts payable are normally recognized by the value of the corresponding invoice or receipt.
r) Loans and financing
Loans are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.
Financial instruments, including perpetual debentures that are mandatorily redeemable on a specific date are classified as liabilities.
Compound financial instruments (which have components of a financial liability – debt – and of Stockholders’ equity) issued by the Company comprise of mandatorily convertible notes into Stockholders’ equity, and the number of shares to be issued does not vary with changes in its fair value.
The liability component of a compound financial instrument is initially recognized at fair value. The fair value of the liability portion of a convertible debt security is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. The Stockholders’ equity component is recognized initially by the difference between the total value received by the Company with the issuance of the title, and the fair value as a financial liability component recognized. The transaction costs directly attributable to the title are allocated to the components of liabilities and stockholders’ equity in proportion to amounts initially recognized.
After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured after the initial recognition, except for upon conversion.
Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
s) Provisions
Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.
Provision for asset retirement obligations
The Company, at the end of each year reviews and updates the values of provisions for asset retirement obligations. This provision has the primary goal of long-term value, for financial use in the future at the closing moment of the asset. Provisions made by the Company refer basically to mine closure and the completion of mining activities and decommissioning of assets linked to mine. The calculation of this provision begins with a valuation of the asset conditions at the time of provision. The next step consist s of the formation of amounts to be discounted to present value by the interest rate before income tax that reflects the assessment of market conditions and specific risks associated with the liability to be disabled Finally, the amount at present value is recorded. The revised calculations of this provision occur at the end of each year, or if there is a new asset, or if the situation indicates a need to review the provision. The provision is set up initially with the record of non-current liabilities in counterpart with a main fixed asset item. The increase in the provision due to passage of time is recognized as interest expense, using the current discount rate plus the inflation index. The asset is depreciated linearly at the rate of useful life of the main asset, and registered against the statement of income.
Provisions for contingent liabilities
The judicial provisions are recognized when the loss is considered probable, and would cause an outflow of resources for the settlement of the liabilities, and when the amounts are reliably measurable taking into consideration the opinion of legal counsel, the nature of actions, similarity with previous cases, complexity, and the positioning of the courts.
t) Employee benefits
Current benefit — wages, vacations and related taxes
Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in the results.
Current benefit — profit sharing
The Company has a policy of profit sharing, based on the achievement of individual performance goals, and on the area of operation and performance of the Company. The amount is formed based on the best estimates of the amount to be paid by the company based on the results, and periodic verification (measurement) of the compliance with all performance goals. The Company makes monthly provision with respect to the accrual basis and recognition of present obligation arising from past events, and believes that the estimated amount is reasonable and a future outflow of resources should occur. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee in productive or administrative activities, respectively.
Non-current benefit — pension cost and other post-retirement benefits
For defined benefit plans in which the Company has the responsibility for or has some kind of risk actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet regarding the defined benefit plan a the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gains and losses are appointed and controlled by the corridor method, this method only affects the income of the period if it exceeds the limits of 10% of the fair value of plan assets and the present value of the defined benefit obligations, whichever is greater, and the amount exceeding the deferred portion by the number of active participants of the plan. Past service costs that arise with changes in plans are released immediately in income.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rates consistent with market rates, which are denominated in the currency in which benefits will be paid and which have maturities close to the respective liabilities of the pension plan obligation.
The Company has several pension plans, among them plans presenting surplus and deficit situations. For plans with a surplus position, the Company recognize on the balance sheet, neither on the statement of income, as there was not a clear position about the use of this surplus by the Company, being only demonstrated in a note. For plans with a deficit position, the Company recognizes liabilities and results arising from the actuarial valuation and the actuarial gains and losses generated by the evaluation of these plans in income, according to the corridor method and also further demonstrated in a note.

With respect to defined contribution plans, the Company has no further obligation after the contribution is made.
Current benefit — current incentive
The Company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan — ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan allows eligible executives to acquire preferred class A stocks of the Company, through criteria activated with targets reached, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially purchased by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. Obligations are measured at each reporting date, to the fair value based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.
u) Derivative financial instruments and hedging operations
The Company uses derivative instruments to manage their financial risks as a way to hedge these risks, not being used derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in comprehensive income in shareholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.
The method of registration of an item that is being hedged depends on its nature. The derivatives will be designated and recognized as fair value hedges of assets and liabilities when there is a firm commitment, such as cash flow hedges when a specific risk associated with a recognized asset or liability or a highly probable forecast transaction, and to hedge a net investment in a foreign operation. The Company documents the relationship between hedging instruments and hedged items at the beginning of the operation, with the objective of risk management and strategy for carrying out hedging operations. The Company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.
The cash flow hedges the effective portion of changes in fair value of designated and qualified as hedges, in this mode, is recorded in shareholders’ equity accounted for in comprehensive income. The effective amount released in shareholders’ equity in comprehensive income, will only be transferred to the result of the period, in the results appropriated for the hedged item (cost, operating expense, interest expense, etc.) when the hedged item is actually performed. However, when a hedged item prescribed, sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in the result.
Derivative instruments that do not qualify for hedge accounting records, its fair value changes should be recorded immediately in statements of income, which are derivatives measured at fair value through income.
v) Current and Deferred Income tax and social contribution
The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in Stockholders’ equity or comprehensive income. In such cases the tax is also recognized in Stockholders’ equity or comprehensive income.
The Company records a provision for current income tax based on taxable profit for the year. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The provision for income tax is calculated individually for each entity of the group based on tax rates and tax rules in force at the location of the entity. The recognition of deferred taxes by the Company is based on temporary differences between the book value and the tax base value of assets and liabilities on tax losses of income tax, and offsetting social contribution on profits where their achievement against future taxable results is considered likely. If the Company is unable to generate future taxable income or if there is a significant change in the time required for the deferred taxes to be deductible, management evaluates the need to record a provision for loss of those deferred taxes. The deferred income tax, assets and liabilities, are offset when there is a legally enforceable right to offset current tax assets against current liabilities, and when the deferred income tax, assets and liabilities, are related to income taxes released by the same taxation authority on the same taxable entity.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.
w) Revenue recognition
Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the Company. Revenue is presented net of taxes, repayment of rebates and discounts, and in the consolidated financial statements net of eliminations of sales between consolidated entities of the Group.
Product sales
Revenues with product sales are recognized when value can be measured reliably, it is probable that future economic benefits will flow to the Company, and when there is a transfer to the purchaser of the significant risks and benefits related to the product.
Sales revenues are dependent on negotiated commercial terms, including transportation clauses, which are most often the determining factor in a defining the transfer of risks and benefits of the products sold. The Company uses separate commercial arrangements where substantial part of the Company’s revenue from sales has being recognized at the delivery time of goods to the responsible company for the transportation. In other circumstances, the commercial clauses negotiated require that the revenue is recognized only in the delivery of goods at the port of destination.
Sales of services
Revenues from services rendered by the Company are related to contracts of transport services rendered and are recognized over the period that the services are performed.
Financial income
Interest income is recognized with the time elapsed, using the effective interest rate applicable.
x) Government grants and support
Government grants and support are accounted for when the Company complies with reasonable security conditions set by the government related to grants and assistance received. The Company records via the statement of income, as reducing taxes or spending according to the nature of the item, and through the distribution of results on statement of income, earnings reserve account in stockholders’ equity.
y) Allocation of income and distribution of remuneration to stockholders
At year end, the Company allocated results between remuneration to Stockholders and reserves as required by Brazilian corporate law. Regarding remuneration of Stockholders, the Company may use interest on capital in line with the criteria and limits set by Brazilian legislation. The tax reflection of interest on own capital is recognized in income for the year.
z) Capital
In the stockholders’ equity, capital is represented by common and preferred shares non-redeemable, all without no par value. The preferred shares have the same rights as common shares, with the exception of voting for electing members of the Board. The Board may, regardless of statutory reform, resolve the issue of new shares (authorized capital), including by the capitalization of profits and reserves to the authorized limit, according Note 25 (a).
The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These programs are approved by the Board with a term and quantities by determined type of shares.
Incremental costs directly attributable to the issue of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.
aa) Statements of added value
The Company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the pronouncements of CPC 09, which are submitted as part of the financial statements in accordance with Brazilian accounting practices applicable to Limited Liability companies that for IFRS are presented as additional information, without prejudice to the set of financial statements.
This statement represents one of the component elements of the Social Balance which has the main objective to present with great evidence the wealth creation by the entity and its distribution during the year reported.

3. Critical Accounting Estimates and Assumptions
The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and IASB requires that management of the Company make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.
These estimates are based on the best knowledge existing at any period and the planed actions, being constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.
Significant estimates and assumptions used by Company’s management in preparing these financial statements are presented as such:
Mineral reserves and mine useful life
The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.
The estimated volume of mineral reserves is based as the calculation of the portion of depletion of their respective mines, and its estimated useful life is a major factor to quantity the provision of environmental rehabilitation of mines. Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.
Environmental costs of reclamation
Expenses incurred related to compliance with environmental regulations are recorded in income or capitalized. These programs were created to minimize the environmental impact of activities.
The Company recognizes an obligation under the market value for disposal of assets during the period in which they are incurred in accordance with Note 2.s). Vale considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy and to involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. Although the estimates are revised each year, this provision requires that we project cash flows applicable to the operations.
Income tax and social contribution
The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the Company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the Company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.
The Company recognizes a provision for loss where it believes that tax credits are not fully recoverable in the future.
Contingencies
Contingent liabilities are recorded and/or disclosed, unless the possibility of loss is considered remote by our legal advisors. Contingencies, net of escrow deposits, are arranged in notes to the financial statements Notes 2.s) and 20.
The contingencies of a given liability on the date of the financial statements are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events depends not on our performance, which complicates the realization of precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, and other jurisdictions involves the exercise of significant estimates and judgments of management regarding the results of future events.
Post-retirement benefits for employees
The Company sponsors various plans for post-retirement benefits to their employees in Brazil and abroad, the parent company and group entities, as Notes 2.t) and 22.

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.
The Company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.
Reduction in recoverable value of assets
The Company annually tests the recoverability of its tangible and intangible assets, with indefinite useful lives that are mostly of the portion of goodwill for expected future earnings arising from processes of the business combination. The accounting policy is presented in Note 2.n) and the possible values and procedures used for the calculations and records are presented in Note 18.
Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus the administration believes it is not possible to determine whether new impairment losses occur in the future.
Fair value of the derivatives and others financial instruments
Fair value of the not traded financial instruments in active market is determined by using valuation techniques. The Company uses your own judgment to choose the various methods and assumptions set which are based on market conditions, at the end of the year (See note 24).
The analysis of the impacts, if actual results were different from management’s estimate, is presented in note 26 on the topic of sensitivity analysis.
4.	Amendments and Interpretations to Existing International Standards that are not yet in Force
The follow amendments and interpretations were published and are mandatory for accounting periods beginning after January 1, 2011, and there was no early adoption of these standards by the Company.
•	IAS 12, revised in December 2010, clarify the difficult to measure whether asset recovery will be through sale or through use when the asset is classified as investment property. The assumption presented in this revision is that the asset value will be recoverable through sale. The Company is evaluating the effects that may arise with the adoption of this pronouncement in our financial statements.

•	IFRS 9 — Financial Instruments, was issued in November 2009 and introduces new requirements for classifying and measuring financial assets. The standard will apply from January 1, 2013, and its early adoption is permitted. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments has been in force since July 1, 2010 and clarifies the requirements of IFRS when an entity renegotiate terms of a financial liability with its lender, and it agrees to accept the entity’s shares or other equity instruments to settle the financial liability in whole or in part. The Company will apply the interpretation from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRIC 14, IAS 19 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. Removes the unintended consequences that arise from the treatment of prepayments, in which there is a minimum requirement of funding. The results in advance payments of contributions in certain circumstances are recognized as assets rather than expense. Entry in force from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IFRS 7 Financial Instruments emphasizes the interaction between quantitative and qualitative disclosures about the nature and the extension of risks associated with financial instruments. It is applicable from January 1, 2011 and applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the financial statements of the Company or Parent Company.

•	IAS 1 Presentation of Financial Statements clarifies that an entity shall submit an analysis of other comprehensive income for each component of stockholders’ equity, statement of changes in stockholders’ equity or in the notes to financial statements. Applicable from January 1, 2011. It is applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no significant impact on the statements of the Company or Parent Company.
•	IAS 34 Interim Financial Reporting provides guidance to illustrate how to apply the disclosure principles in IAS 34 and to add disclosure requirements about: a) circumstances that are likely to affect the fair values of financial instruments and their classification; b) transfers of financial instruments between different levels of value fair hierarchy; c) changes in the classification of financial assets, and d) changes in contingent assets and liabilities. Applicable from January 1, 2011. Applied retroactively. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.

•	IFRIC 13 Customer Loyalty Programmes. The meaning of “fair value” is understood in the context of measurement of lending programs for customer loyalty. Applicable from January 1, 2011. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.

•	IAS 32 Financial Instruments. Amendment issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Early application is permitted. The amendment addresses the accounting for rights shares denominated in a currency other than the issuer’s functional. As long as certain conditions are met, such rights shares are now classified as Stockholders’ equity, regardless of the currency in which the exercise price is denominated. Previously, the shares had to be accounted for as derivative liabilities. The amendment applies retroactively, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company is evaluating the possible effects that may arise with the adoption of this pronouncement and it is expected that there is no impact on the statements of the Company or Parent Company.
5.	First-time Adoption of International Financial Reporting Standards with Individual Financial Statements in Accordance with CPC Technical Pronouncements
I) Application of CPCs 37 and 43 and IFRS 1
The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with CPCs and IFRSs. The Company applied CPCs 37 and 43 and IFRS 1 in preparing these consolidated financial statements.
The individual financial statements of the parent company for the year ended December 31, 2010 are the first annual individual statements in accordance with CPCs. The Company applied CPC 35 for preparing these individual financial statements.
The transition date is January 1st, 2009. The administration prepared the opening balance sheets in accordance with CPCs and IFRS at that date.
In preparing those financial statements, the Company applied the mandatory exceptions and certain relevant optional exemptions in relation to the full retrospective application.
II — The Company chose to apply the following exemptions in respect of retrospective application:
a)	Retirement benefits obligation — The Company elected to recognize all past actuarial gains and losses cumulatively at January 1, 2009. Thus, the gains and losses not recognized in the past have been fully recognized in the opening balance against the stockholders’ equity.

b)	Asset Retirement Obligation — The Company adopted the exemption of this pronouncement in relation to historical rates of long-term interest before income tax that reflects the assessment of the actual market conditions at the time and the specific risks associated with the liability, used in the previous principles, and remeasurement provided on the new principles for the calculation of discounted present value with asset retirement obligations.

c)	Business combinations — the Company has applied the business combinations exemption described in IFRS 1 and in CPC 37 and therefore not restated business combinations that occurred before January 1, 2009, the transition date.

d)	Cumulative translation adjustments — the Company made the initial recording of cumulative translation adjustments at January 1, 2009, in retained earnings applying this exemption to all subsidiaries at the transition date in accordance with the pronouncement.

e)	Other exemptions from the standard are not relevant to the Company and were not adopted.

III — Exceptions mandatory in retrospective application:
a)	Accounting estimates — the estimates used in preparing these financial statements as of January 1, 2009 and December 31, 2009 are consistent with estimates made on the same dates in accordance with the practices adopted in Brazil before.

b)	Other mandatory exceptions, low and reversal of financial assets and liabilities, hedge accounting and non-controlling interest shareholders does not apply because there was no significant difference compared to BR GAAP old.
IV — Reconciliation between IFRS/CPCs with past practice:
a)	The Company has made initial records in employee benefit plans in an immediately way and recognized an increase in liability offset by the deferred income tax asset and in stockholders’ equity. These adjustments include actuarial gains and losses relating to the previous accounting policy, which would fall within the limits of the “corridor” (see definition in note 2.t)). The company will continue using the “corridor” approach.

b)	Provision for disposal of assets — The Company has recognized in its financial statements the provision for decommissioning in accordance with IFRS, except for the remeasurement of the long-term interest historical rate before income tax that reflects the assessment of actual market conditions prevailing at the time, used to calculate the present value of the obligations, which according to IFRS standards should be reviewed/remeasured at the balance sheet date. As a result of this recalculation the Company made the adjustment to the opening balance by adjusting the stockholders’ equity at the transition date.

c)	Deferred income tax — adjustments in this account basically refer to reclassification from current to non-current, according to new principles and the offsetting between assets and liabilities of the same nature and include adjustments to the opening balance at the transition date.

d)	Investment — the adjustment refers to the impact of transition from previous practice to CPCs in the investee, caught in the line of equity in the statement of income of the Parent Company.

e)	Judicial deposit — refers to the reclassification of deposits that the old rules were presented as a reduction of contingent liabilities.

f)	Minority interest — this accounting category came to be called non-controlling the stockholders’ interest and was reassigned to the stockholders’ equity. The non-controlling stockholders’ interest, recorded in stockholders’ equity, requiring that movement of items of equity composition of those Stockholders occurring in a similar way to those presented to the controlling Stockholders.

g)	Non-controlling stockholders redeemable shares — the non-controlling stockholders’ interest that is redeemable upon the occurrence of certain events beyond the control of the Company were classified as redeemable shares of non-controlling Stockholders in non-current liabilities.

h)	Intangible Assets — In the railway concessions which the Company participates, the permanent investment should be carried over to the grantor at the conclusion of the concession agreement, and reclassified from fixed assets to intangible assets.

Adjustments of the adoption of new practices, accounting estimates and reclassifications

		Consolidated				Parent Company
Opening balance of new international accounting
practices on January 1, 2009	Note 5	Assets	Liabilities	Minority interest	Equity	Assets	Liabilities	Equity
Balance prior to the adoption of new practices		184.847	82.491	6.081	96.275	171.760	75.485	96.275

Employee benefits and obligations	IV a)	121	127	—	(6)	103	303	(200)
Assets Retirement Obligation	IV b)	(49)	(88)	—	39	—	—	—

Deferred Income Taxes	IV c)	(430)	(430)	—	—	—	—	—
Investments	IV d)	—	—	—	—	233	—	233
Judicial deposits	IV e)	1.126	1.126	—	—	862	862	—

Adjustments to the new accounting practices on January 1, 2009		768	735	—	33	1.198	1.165	33
Stock	IV	—	—	—	96.308	—	—	96.308
Non-controlling stockholders interest	IV f)	—	—	(4.691)	4.691	—	—	—
Redeemable non-controlling stockholders	IV g)	—	1.390	(1.390)	—	—	—	—

Balance on January 1, 2009 with the new practices	IV	185.615	84.616	—	100.999	172.958	76.650	96.308

	Consolidated						Parent Company
On December 31, 2009 — 4Q09	Notes	Assets	Liabilities	Minority interest	Equity	Net income	Assets	Liabilities	Minority interest	Equity
Balance in 12/31/09 prior to the adoption of new practices		175.739	74.194	5.808	95.737	10.249	159.757	64.020	95.737	10.249

Adjustments to prior year		768	735	—	33	—	1.198	1.165	33	—
		176.507	74.929	5.808	95.770	10.249	160.955	65.185	95.770	10.249

Employee Benefits	IV a)	(26)	(51)	—	25	(7)	(19)	(56)	37	37
Assets Retirement Obligation	IV a)	138	175	—	(37)	(7)	—	—	—	—
Additional Remuneration of Mandatorily
Convertible		—	—	—	—	102	—	—	—	—
Deferred Income Taxes	IV c)	1.614	1.614	—	—	—	—	—	—	—
Investments	IV d)	—	—	—	—	—	(49)	—	(49)	51
Judicial deposits	IV e)	(495)	(495)	—	—	—	202	202	—	—

Adjustments as of December 31, 2009		1.231	1.243	—	(12)	88	134	146	(12)	88

Equity of controlled stockholders	IV	—	—	—	95.758	10.337	—	—	—	10.337
Non-controlling interest	IV f)	—	—	(4.535)	4.535	168	—	—	—	—
Redeemable non-controlling stockholders	IV g)	—	1.273	(1.273)	—	—	—	—	—	—

Balance on December 31, 2009	IV	177.738	77.445	—	100.293	10.505	161.089	65.331	95.758	10.337

Reconciliation of stockholders’ equity of the transition period of January 1, 2009 — Consolidated

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2008	Reclassifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution	IV c)	1.305	(1.305)	—	—
Financial assets available for sale		—	461	—	461
Other current assets		54.754	—	—	54.754

		56.059	(844)	—	55.215

Non-current
Judicial deposits	IV e)	1.794	1.126	—	2.920
Deferred income tax and social contribution	IV c)	—	875	103	978
Investments in associates	IV d)	2.442	(461)	—	1.981
Intangible		10.727	13.229	—	23.956
Property, plant and equipments	IV h)	110.494	(13.229)	(31)	97.234
Other non-current assets		3.331	—	—	3.331

		128.788	1.540	72	130.400

		184.847	696	72	185.615

Liability and Stockholders’ equity
Current
Current portion of the long term debt	IV b)	1.583	—	7	1.590
Pension plan	IV a)	239	—	49	288
Other current liability and stockholders’ equity		16.817	—	—	16.817

		18.639	—	56	18.695
Non-current
Pension plan	IV a)	3.563	—	87	3.650
Loans and financing		42.694	—	12	42.706
Provision for contingences	IV e)	2.989	1.126	—	4.115
Deferred income tax and social contribution	IV c)	7.105	(430)	257	6.932
Provision for asset retirement obligations	IV b)	1.997	—	(104)	1.893
Other	IV c)	5.504	—	(269)	5.235

		63.852	696	(17)	64.531

Reedemable non-controlling shareholders’ interest	IV f e g)	—	1.390	—	1.390

		63.852	2.086	(17)	65.921

Stockholders’ equity
Comprehensive income
Net income of year adjustments				21.312	21.312
Other comprehensive income
Cumulative translation adjustments	II d)			5.982	5.982
Unrealized gain(loss) available for sale securities				8	8

Total other comprehensive income				27.302	27.302
Other Stockholders’ equity		96.275	—	(27.269)	69.006

Total other stockholders’ equity	IV f)	96.275	—	33	96.308
Non-controlling stockholders’ interest	IV f e g)	6.081	(1.390)	—	4.691

Total stockholders’ equity		102.356	—	33	100.999

Total		184.847	696	72	185.615

Reconciliation of stockholders’ equity of the transition period of January 1, 2009 — Parent Company

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2008	Reclassifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution		1.220	(1.220)	—	—
Financial assets available for sale		—	384	—	384
Other current assets		25.996	—	—	25.996

		27.216	(836)	—	26.380
Non-current
Judicial deposits	IV c)	1.299	862	—	2.161
Deferred income tax and social contribution		640	1.220	103	1.963
Investments	IV d)	91.543	(384)	233	91.392
Intangible	IV h)	8.386	8.626	—	17.012
Property, plant and equipments	IV h)	38.711	(8.626)	—	30.085
Other non-current assets		3.965	—	—	3.965

		144.544	1.698	336	146.578

		171.760	862	336	172.958

Liability and Stockholders’ equity
Current
Pension plan	IV a)	86	—	49	135
Other current liability and stockholders’ equity		18.649	—	—	18.649

		18.735	—	49	18.784
Non-current
Pension plan	Iv a)	523	—	254	777
Provision for contingences	IV e)	1.730	862	—	2.592
Other non-current liability and stockholders’ equity		54.497	—	—	54.497

		56.750	862	254	57.866
Stockholders’ equity
Comprehensive income
Net income of year adjustments		—		21.312	21.312
Other comprehensive income
Cumulative translation adjustments				5.982	5.982
Unrealized gain(loss) available for sale securities				8	8

Total other comprehensive income				27.302	27.302
Other Stockholders’ equity		96.275		(27.269)	69.006

Total stockholders’ equity		96.275	—	33	96.308

Total		171.760	862	336	172.958

Reconciliation of comparative stockholders’ equity for December 31, 2009 — Consolidated

	In millions of reais
		Published	Adoption adjustment		Ajusted
	Note 5	December 31, 2008	Reclasifications	Adjustments	January 1, 2009
Asset
Current
Deferred income tax and social contribution	IV a)	1.492	(1.492)	—	—
Financial assets available for sale		—	28	—	28
Other current assets		36.766	—	—	36.766

		38.258	(1.464)	—	36.794
Non-current
Judicial deposits	IV e)	2.478	631	—	3.109
Deferred income tax and social contribution	IV c)	—	2.676	84	2.760
Investments in associates		4.590	(28)	—	4.562
Intangible	IV h)	10.127	12.478	—	22.605
Property, plant e equipment	II b) e IV h)	115.160	(12.478)	100	102.782
Other non-current assets		4.766	—	—	4.766

		137.121	3.279	184	140.584

		175.379	1.815	184	177.378

Liability and Stockholders’ equity
Current portion of the long term debt	II b)	5.305	—	5	5.310
Pension plan	II a)	243	—	49	292
Other current liability and stockholders’ equity		11.868	—	—	11.868

		17.416	—	54	17.470
Non-current
Pension plan	II a)	3.334	—	(233)	3.101
Loans and financing		36.126	—	6	36.132
Provision for contingences	IV e)	3.571	631	—	4.202
Deferred income tax and social contribution	IV c)	7.673	1.184	450	9.307
Provision for asset retirement obligations	II b) e IV b)	1.844	—	86	1.930
Other		2.779	—	(200)	2.579
Other non-current liability and stockholders’ equity		1.451	—	—	1.451

		56.778	1.815	109	58.702

Reedemable non-controlling shareholders’ interest	IV f e g)	—	1.273	—	1.273
		56.778	3.088	109	59.975

Stockholders’ equity
Comprehensive income
Net income of year adjustments				10.337	10.337
Other comprehensive income
Cumulative translation adjustments				(8.886)	(8.886)
Unrealized gain(loss) available for sale securities				(34)	(34)
Cash flow hegde				5	5

Total other comprehensive income				1.422	1.422
Additional remunaretion to securities				(100)	(100)
Unappropriated retained earnings				6.003	6.003
Total other comprehensive income		95.737		(7.304)	88.433

Total other stockholders’ equity		95.737		21	95.758

Non-controlling stockholders’ interest		5.808	(1.273)		4.535
Total stockholders’ equity		101.545	(1.273)	21	100.293

Total		175.739	1.815	184	177.738

Reconciliation of comparative stockholders’ equity for December 31, 2009 — Parent Company

	In millions of reais
		Published	Adoption adjustment		Adjusted
	Note 5	December 31, 2009	Reclassifications	Adjustments	December 31, 2009
Asset
Current
Deferred income tax and social contribution	IV a)	1.219	(1.219)	—	—
Other current assets		13.638	—	—	13.638

		14.857	(1.219)	—	13.638
Non-current
Judicial deposits		1.370	1.064	—	2.434
Deferred income tax and social contribution	IV e)	747	1.219	84	2.050
Investments	IV c)	87.711	—	184	87.895
Intangible		7.852	9.461	—	17.313
Fixed assets	IV h)	43.628	(9.461)	—	34.167
Other non-current assets	II b) e IV h)	3.592	—	—	3.592
		144.900	2.283	268	147.451

		159.757	1.064	268	161.089
Liability and Stockholders’ equity
Current
Pension plan	II b)	111	—	49	160
Other current liability and stockholders’ equity	II a)	16.381	—	—	16.381

		16.492	—	49	16.541
Non-current
Pension plan	II a)	440	—	198	638
Provision for contingences	IV e)	1.667	1.064	—	2.731
Other cnon-urrent liability and stockholders’ equity	II b) e IV b)	45.421	—	—	45.421

		47.528	1.064	198	48.790

Stockholders’ equity
Comprehensive income
Net income of year adjustments				10.337	10.337
Other comprehensive income
Cumulative translation adjustments				(8.886)	(8.886)
Unrealized gain(loss) available for sale securities				(34)	(34)
Cash flow hegde				5	5

Total other comprehensive income				1.422	1.422
Additional remuneration to securities				(100)	(100)
Unappropriated retained earnings				6.003	6.003
Total other comprehensive income		95.737		(7.304)	88.433

Total other stockholders’ equity		95.737		21	95.758

Total		159.757	1.064	268	161.089

Reconciliation of comparative net income for December 31, 2009 — Consolidated

	Consolidated
		In millions of reais
	Note 5	Released 2009	Adjustments	Adjusted 2009
Net operating revenues		48.496	—	48.496
Cost of goods solds and services rendered	II e IV	(27.720)	(30)	(27.750)

Gross profit		20.776	(30)	20.746
Selling and Administrative	II e IV	(2.369)	22	(2.347)
Other operating expenses/revenues, net		(5.226)	—	(5.226)

Operating profit		13.181	(8)	13.173
Equity results on associates	II e IV	116	(17)	99
Net financial results	II e IV	1.952	142	2.094
Gain (loss) on disposal of investments		93	—	93

Income before income tax and social contribution		15.342	117	15.459
Income tax and social contribution	II e IV	(4.925)	(29)	(4.954)

Net income of the year		10.417	88	10.505

Net income attributable to non-controlling stockholders		168	—	168
Net income attributable to the Company’s stockholders		10.249	88	10.337

Reconciliation of comparative net income for December 31, 2009 — Parent Company

	Consolidated
		In millions of reais
	Note 5	Published 2009	Adjustments	Adjusted 2009
Gross revenues		27.285	(855)	26.430
Added Value taxes	II e IV	(855)	855	—
Net operating revenues		26.430	—	26.430
Cost of goods solds and services rendered		(13.649)	—	(13.649)

Gross profit	II e IV	12.781	—	12.781
Selling and Administrative		(1.244)	—	(1.244)
Other operating expenses/revenues, net	II e IV	(2.241)	—	(2.241)
Equity results on subsidiaries	II e IV	(3.860)	51	(3.809)

Operating profit		5.436	51	5.487
Equity results on associates		116	(17)	99
Net financial results	II e IV	9.960	73	10.033
Gain (loss) on disposal of investments		284	—	284

Income before income tax and social contribution		15.796	107	15.903
Income tax and social contribution		(5.547)	(19)	(5.566)

Net income attributable to the Company’s stockholders		10.249	88	10.337

Reconciliation of other comprehensive income
The transition from Brazilian GAAP to IFRS has had an effect on the reported other comprehensive income generated by the group. The reconciling items between the Brazilian GAAP presentation and the IFRS presentation were presented inside the reconciliation note inside the stockholders’ equity.
Reconciliation of cash flow statement
The transition from Brazilian GAAP to IFRS has had no effect on the reported cash flows generated by the group. The reconciling items between the Brazilian GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.
6. Risk Management
Vale considers that effective risk management is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow and on its business and operations contribute to a better perception of the company’s credit quality, improving its ability to access different markets and reduce financing costs.
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. In order to do that, we have developed an enterprise wide risk management approach that encompasses all kinds of risk — market, credit, operational and liquidity.
a) Risk management policy
The board of directors established a risk management policy, as well as an Executive Risk Committee.
The risk management policy and its supporting procedures determine that Vale should evaluate regularly the potential impact of risk factors on its cash flows, business and operations. Any risk mitigation strategy should only be put in place with the objective of reducing the risks the company is exposed to if it is essential to keep its financial flexibility and corporate strategy in track.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the Executive Risk Committee. The committee is responsible for overseeing and reviewing our risk management principles and procedures, besides reporting periodically to the executive board about the management process and risk monitoring.
The risk Management policy and procedures, that complement the risk management governance model, require the diversification of financial operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk management governance model, Vale has put in place a corporate governance structure with well defined roles and responsibilities. Regarding financial risks, the recommendation and execution of risk strategies are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the Executive Risk Committee risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy, while it is the responsibility of the finance department to execute the risk mitigation strategies through the use of financial instruments. The independence of the areas guarantees an effective control on these operations.

b) Liquidity risk
Our liquidity risk arises from the possibility that we may not be able to settle or meet our obligations and daily cash requirements given liquidity constraints in the financials markets.
Vale makes use of its strong credit profile, diversified funding sources and committed credit facilities to ensure the sufficient funds and instruments to bear the liquidity risk. The Company has total revolving credit lines of US$1.6 billion arranged by bank syndicates comprised by commercial banks, granting US$850 million to Vale International and the remaining balance to Vale Canada Ltd. These credit lines work as a short term liquidity buffer that allow a more efficient cash management, consistent with Vale’s strategic focus on cost of capital reduction.
c) Credit risk
Vale’s credit risk arises from the negative impact in cash flows of the Companyin the cases our counterparties don’t meet their contractual obligations. To manage this risk Vale maintains group-wide procedures such as controlling credit limits, guaranteeing counterparty diversification and monitoring Vale’s credit portfolios.
Vale’s counterpart exposure
Generally speaking, credit risk is the risk due to uncertainty in counterparty’s ability to meet its obligations. From a credit risk standpoint, Vale’s counterparties can be divided into three main categories: 1) commercial customers which owe money to Vale further to sales on credit; 2) financial institutions which either keep cash of Vale or are counterparty in a derivative transaction; 3) suppliers which have been paid in advance for part of their service.
Vale has a well diversified Account Receivable portfolio from a geographical standpoint. The regions in which we have more significant credit risk exposure include China, Europe, Brazil, Japan and the US. According to the region, different kind of guarantees can be used to enhance the credit quality of the receivables.
The credit exposure to counterparties due to derivatives is defined as the sum of the credit exposures given by each derivative that Vale has with that counterpart. And, finally, the credit exposure for each derivative is defined as the potential future MtM calculated within the life of the derivative, considering a 95% probability scenario for the joint distribution of the market risk factors that affect that derivative.
Regarding the commercial credit exposure that arises from sales to customers, Vale manages it in two credit portfolios: i) “Current / Not yet due” receivables and ii) “Past due” receivables. The past due receivables are closely monitored by the risk management and cash collection areas so as to check for the financial solvency of the counterparties and to minimize the working capital requirements of Vale.
Management of Vale’s credit risk
For the commercial credit exposure arising from sales to final customers, the Risk Management Department approves a credit risk limit for every counterpart. Also, a global working capital limit for Vale is approved by the Executive Board and monitored on a monthly basis.
For counterparties exposures arising from cash investments and derivatives, credit limits to counterparties (Banks, Insurance Companies, Countries, and Corporations) are annually approved by the Executive Board and monitored on a daily basis. Also, the Risk Management Department controls the portfolio diversification and the overall credit risk (default probability) of Vale’s consolidated treasury portfolio.
Risk profile of commercial counterparties
Vale uses an internal credit rating for each customer which results from a credit analysis which is based on three sources of information: i) Expected Default Frequency (Expected Default Frequency - EDF) provided by KMV (Moodys); ii) Credit Ratings from Moodys, Standard & Poors and Fitch; iii) Financial Statements from which financial ratios are built.
Whenever deemed appropriate, the quantitative credit analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, the strategic position of the counterparty in its economic sector, and other factors. The internal credit rating model of Vale is divided into 4 categories: i) insignificant risk; ii) low risk; iii) moderate risk; iv) high risk.

Depending on the counterparty’s credit risk or on the credit risk profile of a given line of business, risk mitigation strategies — such as credit insurance, mortgage, corporate guarantees or secured payment methods like letters of credit and cash against documents — are used to manage Vale’s credit risk.

Risk Profile of Accounts Receivable	31-Dec-10	31-Dec-09	1-Jan-09
Open Exposure
Insignificant Risk	75%	76%	59%
Low Risk	21%	22%	12%
Moderate Risk	3%	1%	26%
High Risk	0%	1%	1%
Non evaluated	1%	1%	2%
The risk level of a customer depends on an implied rating which is derived from the expected default frequency (EDF). The EDF is either given by the KMV model from Moodys or, if not available, computed based on the company’s rating or financial statements. The transformation of the EDF into an implied rating is made using a conversion table. Finally, the final score of a customer is related to the implied rating as follows:
— Insignificant risk: Aaa to A3
— Low risk: Baa1 to Ba2
— Moderate risk: Ba3 to B3
— High risk: B3 to C
d) Market risk
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in earnings.
Considering the nature of Vale’s business and operations, the main market risk factors to which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input and other costs[1];
Foreign exchange and interest rate derivative positions
The Company’s cash flow is subject to volatility of several different currencies against the US Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. Our main strategy is to swap Debts linked to BRL into USD so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.
The swap transactions used to convert debt linked to Brazilian reais into US Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions. The swaps with shorter settlement dates than the debt’s final maturity are renegotiated through time so that their final maturity matches — or becomes closer — to the debt’s final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in US Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale debt service (interest and/or principal payment) measured in US Dollars will be almost totally offset by a positive (or negative) effect from the swap transaction, regardless of the US dollar / Brazilian Real exchange rate on the payment date.

[1]	The details for products prices inputs and other costs risks are in the note “Additional information about derivatives financial instruments”.

Vale has also a cash flow exposure to interest rates risks over loans and financings. The US Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and US Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
e) Operational risk
The Company has a comprehensive risk management program, which provides coverage and protection for all assets, as well as possible losses caused by interruption of production, through a type policy of all risks. This program includes inspections, training on-site and using the structure of various risk committees throughout the Company, its subsidiaries and associates. Vale seeks to align the risks in all areas, providing a unique and uniform treatment, seeking the domestic and international market coverage compatible with a company of its size.
Insurance
With the aim of mitigating the appropriate risks, Vale hires several different types of insurance such as insurance of operational risks and civil responsibility, and a life insurance policy for their employees. The coverage of these policies is contracted in line with the policy of Corporate Risk Management and similar insurance contract by other companies in the mining industry. Among the management instruments, Vale since 2002 have used a captive reinsurance company that allows us to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.
Insurance management is performed in Vale with the support of existing insurance committees in the various operational areas of the Company which are composed of various professionals in these units.
7. Acquisitions and Divestments
a) Fertilizer business
In line with the strategy to become a global leader in the fertilizer business, Vale acquired in May 2010, 58.6% of the capital of Fertilizantes Fosfatados SA, now Vale Fertilizantes S.A., and fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently denominated Vale Fosfatados for R$8,692 (equivalent to a price per share of US$12.0185 shares of Fosfértil and US$1.7 million by the Bunge’s fertilizer assets. A payment of R$103 was made in July as a supplement to the price of Vale Fosfatados.
In September, we acquired additional interest of 20.27% in Vale Fertilizantes capital for R$1,762 (equivalent to a price per share of US$12.0185) and in December we announced the results of the public offer to purchase common shares by this company owned by non-controlling stockholders.
In December, we have the participation of 78.92% of total capital and 99.83% of the voting capital of Vale Fertlizantes and 100% of Vale Fosfatados capital.
The acquired business contributed with net revenues of R$2,612 and reduced net income of R$(48) for the Group in the period from June to December 2010. If this acquisition had been completed on January 1, 2010, net revenue would increase by R$1,397 and net income would decrease by R$22, due to the January and May 2010 transactions. These amounts were calculated using the Vale’s accounting policies and by adjusting the results of the subsidiaries to reflect the additional depreciation and amortization that have been charged assuming the fair value adjustments to fixed assets and intangible assets had been applied from January 1, 2010 along with their tax purposes.
Information related to the purchase price allocation presented below is based on fair value of identifiable assets and assumed liabilities and are preliminary. This allocation actually is being done by the Company with the assistance of experts and will be finalized during next years and, because of this, the values related to allocation described below is subject to a review that can be material.

Purchase Price	10.696
Portion attributed to noncontrolling interest	1.416
Book Value of proprerty, plant and equipment and mining assets	(3.665)
Cost value of the assets and liabilities assumed, net	(730)
Adjustment to fair value of property, plant and equipment	(9.499)
Adjustment to fair value of inventory	(181)
Deferred income taxes on above adjustments	3.291

Goodwill	1.328

The goodwill is attributable mainly due to synergies between the acquired assets and operations of potassium on Taquari-Brooms, Carnalita, Rio Colorado and Neuquen and phosphates on Bayovar I and II, in Peru, and Evate, in Mozambique. The future development of projects combined with the acquisition of the assets portfolio of fertilizers will enable that the Vale become one of the world’s best in the business of fertilizers.
b) Other transactions -2010
In September 2010, Vale acquired 51% of the Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for R$36,615. The SDCN has the concession to build a logistics infrastructure required for the production flow resulting from the second phase of the Moatize coal project.
As part of the Company’s efforts to achieve the goals of future production of iron ore, Vale acquired 51% interest in BSG Resources (Guinea) Ltd, which holds concessions for iron ore in South Simandou (Zogota) and exploration license in North Simandou. Of this amount, R$901 was paid immediately and the remaining US$2 billion (equivalent to R$3,388 at December 31, 2010) shall be paid upon the achievement of specific milestones. This venture is committed to renewing 660 km of Trans-Guinea.
In July 2010, Vale completed the sale of minority interests in Bayovar project in Peru through the Company’s newly formed MVM Resources International BV (MVM). The Company sold 35% of the total capital of MVM to Mosaic for R$682 and 25% to Mitsui for R$487. Vale has the control of the Bayovar project, keeping an interest of 40% of total capital and 51% of the voting capital of the newly-formed company. The amount of capital invested by June 30, 2010 was approximately US$550 (equivalent to R$932 at September 2010). The difference between the fair value and book value in this transaction, amounting to R$544 was recorded in Stockholders’ equity in accordance with the rules for gain/loss when the control is maintained.
In June 2010, Vale acquired an additional interest of 24.5% in the coal project Belvedere (Belvedere) for R$168 of AMCI Investments Pty Ltd (AMCI). As a result of this transaction, the Company increased its interest in Belvedere from 51.0% to 75.5%.
In May 2010, Vale reached an agreement with Oman Oil Company SAOC (OOC), a company controlled by the Government of the Sultanate of Oman to sell 30% of Vale Oman Pelletizing Company LLC (VOPC) for US$125 million (equivalent to R$212 million at September 30, 2010). The transaction is subject to the terms set forth in the definitive agreement to purchase shares to be signed after the fulfillment of conditions precedent. The difference between fair value and carrying amount, in this transaction was recorded in stockholders’ equity in accordance with the rules for gain/loss when the control is maintained.
Vale has concluded agreements and entered into negotiations to sell the assets of kaolin, alumina and aluminum. For details see note 17.
c) Other transactions — 2009
In September 2009, Vale acquired from Rio Tinto, the Company Mineração Corumbá Reunidas, holder of the assets related to the iron ore operations in Corumbá by R$1,473 (including payment of working capital changes of the period). In this acquisition, the assets and liabilities were measured at market value resulting in an increase of R$788 compared to the carrying amount, with no goodwill recognition.
In March 2009, Vale acquired from Cement Argos, the Diamond Coal Ltd. (actual Vale Colombia Holding Limited), which owns thermal coal assets in Colombia by R$695. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$475 compared to the carrying amount, with no goodwill recognition.
In February 2009, Vale acquired from Rio Tinto, the Green Mineral Resources, the owner company of fertilizer mineral rights of Project Regina (Canada) and Project Colorado (Argentina) by R$1,995. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$1,745 compared to the carrying amount, with no goodwill recognition.
In September 2009, Vale concluded an agreement with ThyssenKrupp Steel AG to increase of its interest in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) from 10% to 26.87% interest, through a capital increase of R$2,532.
In July 2009, Vale signed an agreement which involves the sale of some at its forest assets, totaling 84,7 thousand hectares including preservation areas and eucalyptus forests located in southwest of Maranhão, by approximately R$235, obtaining a gain of R$111.
In April 2009, Vale sold its remaining interest in Usiminas for R$595 obtaining a gain of R$288.
In March 2009, the Company acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited by R$139. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$254 compared to the carrying amount, with no goodwill recognition.

8. Cash and Cash Equivalents

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Cash and bank accounts	1.212	1.405	1.814	59	86	59
Short-term investments	12.257	11.816	22.825	4.764	1.164	6.654

	13.469	13.221	24.639	4.823	1.250	6.713

Cash and cash equivalents includes cash values, demand deposits, and investment in financial investments with insignificant risk of changes in value, being part reais indexed to CDI and part in US dollars in Time deposits with maturity less than three months for their classification as financial assets see Note 23.
9. Short-term Financial Investment

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Time deposits	2.987	6.525	5.394

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset, see Note 23.
10. Financial Assets Available for Sale
Financial assets available for sale are primarily related to investments valued at market

			Consolidated
	December 31, 2010	December 31, 2009	January 01, 2009
Shares — Brazil	—	—	384
Shares — Exterior	21	28	77

	21	28	461

(I) Period adjusted by the new accounting pronouncements for comparative purposes, according to Note 5.

		Consolidated
	2010	2009
January 1	28	461
Exchange differences	(3)	19
Disposals	(6)	(423)
Transfer gain(loss), net to stockholders’ equity	2	(29)

In December 31	21	28
		-

11. Accounts Receivables

			Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Denominated in reais “brazilian reals”	1.861	1.538	1.135	1.595	1.211	825
Denominated in other currencies, mainly US dolar	12.297	4.327	6.997	16.904	2.234	9.071

	14.158	5.865	8.132	18.499	3.445	9.896

Allowance for doubtful accounts	(196)	(222)	(199)	(121)	(85)	(69)

	13.962	5.643	7.933	18.378	3.360	9.827

Classification as financial assets and the credit quality, see Note 23.
Accounts receivable related to steel industry market represent 75,9%, 62% and 49,6% of receivables on December 31, 2010, December 31, 2009 and January 1, 2009, respectively.
No customer alone represents over 10% of receivables or revenues.
The loss estimates for credit losses recorded in income as at December 31, 2010, and December 31, 2009 totaled R$40, R$23, respectively. We wrote off on December 31, 2010, and December 31, 2009, the total of R$66, R$0, respectively.
12. Inventories

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Inventories of finished products	3.101	2.199	4.171	1.535	1.148	1.831
Inventories in process	1.658	1.813	2.553	—	—	—
Inventories of expenditure	2.833	1.901	2.962	782	734	1.082

Total	7.592	5.913	9.686	2.317	1.882	2.913

On December 31, 2010, inventory balances include a provision for adjustment to market value of steel industry products in the amount of R$4 (R$5 in 2009).
The cost of inventories recognized in income of the year in relation to the continued operations of the Company was R$33,756 on December 31, 2010, R$27,750 on December 31, 2009, at the consolidated, and R$17,892 on December 31, 2010, R$13,649 on December 31, 2009 for the parent company.
13. Assets and Liabilities Non Current Held for Sale
•	Aluminum
In connection with the strategy of portfolio management of assets in May 2010, Vale reached an agreement with Norsk Hydro ASA (Hydro) for the sale of all shares in Albras — Aluminio Brasileiro SA (Albras), Alunorte — Alumina do Norte do Brasil SA (Alunorte), Companhia de Alumina do Pará (CAP), 60% of the Mineração Paragominas S.A. (Paragominas) and all mining rights of bauxite in Brazil (“Aluminum Business”).
For the interests of Albras, Alunorte and CAP, Vale will receive US$405 million in cash (equivalent to R$675,as at December 31, 2010, assume net debt of US$700 million (equivalent to R$1,166 as at December 31, 2010) of Hydro and 22% interest in Hydro. For the 60% interest of Paragominas and for the mineral rights, Vale will receive US$600 million (equivalent to R$1,000 as at December 31, 2010). The Company will sell 40% of Paragominas in two installments of US$200 million (equivalents to R$333, as at December 31, 2010) in cash.
The Company concluded that the fair value of the expected transaction is larger than the net book value, maintained the original values. Moreover, due to the significant influence that the company will maintain in Hydro, aluminum was not considered as a discontinued operation
•	Kaolin
As part of the portfolio management of assets, Vale is in talks aimed at the sale of liquid assets linked to activity of kaolin. In 2010, Vale sold part of its assets with kaolin and measured the remaining assets at fair value less cost to sell. The effect of realized and unrealized losses is recognized in income of discontinued operations in 2010. The 2009 values are presented below or comparison purposes in 2010.

	2010	2009
Income from discontinued operations
Revenues	123	288
Expenses	(153)	(343)

Loss before income tax and social contribution related to discontinued operations	(30)	(55)

Loss before income tax and social contribution recognized from remeasurement	(239)	—

Income tax and social contribution on operations	1	(10)
Income tax and social contribution on remeasurement	46	—

Income from discontinued operations	(222)	(65)

	2010	2009
Effects on cash flow
Operating cash flow	19	39
Cash flow from investments	(12)	(26)
Financial cash flow	(9)	(16)

Total cash flow	(2)	(3)
Effects on Balance Sheet
On 31 December 2010, the amount of assets and liabilities classified as held for sale are as follows:

Consolidated
Assets held for sale
Property, plant and equipment	8.413
Advances to suppliers — energy	826
Inventories	617
Recoverable tax	1.046
Other assets	974

Total	11.876

Liabilities related to assets held for sale
Participation of non-controlling stockholders	3.251
Long-term debt	1.174
Suppliers	461
Others	454

Total	5.340

14. Recoverable Taxes
Recoverable taxes are stated at net value of any loss of performance and represented as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Income tax	782	1.577	3.957	137	402	2.581
Value-added tax — ICMS	871	570	733	479	466	538
PIS and COFINS	1.655	1.898	1.057	1.394	1.105	328
Others	100	180	206	76	66	54

Total	3.408	4.225	5.953	2.086	2.039	3.501

Current	2.796	2.685	4.886	1.961	1.881	3.312
Non-current	612	1.540	1.067	125	158	189

	3.408	4.225	5.953	2.086	2.039	3.501

15. Investments
Investments in unconsolidated companies

	Investments			Equity results
Investments valued by equity method	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009
Henan Longyu Energy Resources Co. Ltd.	417	435	411	134	148
Korea Nickel Corp.	18	22	49	3	1
Log-In — Logistica Intermodal S/A.	224	218	221	6	4
Shandong Yankuang International Company Ltd (d)	(45)	(12)	58	(34)	(35)
ThyssenKrupp CSA — Cia Siderúrgica do Âtlantico (c)	3.065	3.546	1.034	(144)	(11)
Tecnored Desenvolvimentos Tecnologias	66	80	—	(19)	—
Zhuhai YPM Pellet e Co.,Ltd.	42	22	30	16	3
Others	158	251	178	(10)	(11)

	3.945	4.562	1.981	(48)	99

Balance of investments in non-controlled company	Consolidated
Balance as of January, 1 2009	1.981

Acquisitions	2.720
Disposals	(7)
Dividends	(7)
Cumulated translation adjustment	(224)
Equity	99

Balance as of December 31, 2009	4.562

Balance as of January, 1 2010	4.562

Acquisitions	69
Dividends	(149)
Cumulated translation adjustment	(489)
Equity	(48)

Balance as of December 31, 2010	3.945

Investments to parent company:

	Investments			Equity results		Received dividends
	December 31, 2010	December 31, 2009 (I)	January 1, 2009	December 31, 2010	December 31, 2009 (I)	December 31, 2010	December 31, 2009 (I)
Major subsidiaries and associates companies Direct and indirect subsidiaries
ALBRAS — Alumínio Brasileiro S.A. (a)	1.088	1.038	992	(7)	78	—	6
ALUNORTE — Alumina do Norte do Brasil S.A. (a)	2.732	2.599	2.479	167	139	31	8
Aços Laminados do Pará	84	10	—	(49)	4	—	—
Belém — Administrações e Participações LTDA.	—	1	232	—	(15)	—	—
BSGR Limited	833	—	—	—	—	—	—
Cadam S.A (a)	124	141	156	(15)	(15)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	208	150	127	76	23	18	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	212	146	170	67	(24)	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	143	159	136	30	22	45	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	333	255	257	84	(2)	5	46
Companhia Portuária da Baía de Sepetiba — CPBS	347	347	325	151	155	147	46
Ferrovia Norte Sul S.A.	1.744	1.291	820	2	14	—	6
Green Mineral Resources Inc	—	1.433	—	(2)	(74)	—	—
Minas da Serra Geral S.A. — MSG	58	51	49	10	3	—	—
Mineração Rio do Norte S.A.	236	256	237	(3)	19	18	86
Ferrovia Centro Atlantica ( b )	1.916	1.704	1.700	(15)	3	—	—
Minerações Brasileiras Reunidas S.A. — MBR	3.291	3.424	3.568	(220)	(507)	19	—
Mineração Corumbá Reunidas S.A	1.225	1.426	—	(5)	(28)	—	—
Mineração Paragominas	1.813	—	—	5	—	—	—
MRS Logística S.A.	851	813	761	157	266	126	54
Salobo Metais S.A.( b )	3.271	1.599	832	(81)	(60)	—	—
Samarco Mineração S.A.	676	902	300	1.412	590	1.639	346
Sociedad Contractual Minera Tres Valles	394	456	—	—	—	—	—
Vale Austria Holdings GMBH (c )	1.549	(9)	—	(90)	(47)	—	—
Vale Fertilizantes S.A	7.384	—	—	(11)	—	—	—
Vale Fosfatados S.A.	3.217	—	—	(35)	—	—	—
Vale Manganês S.A.	890	689	600	201	194	—	—
Vale Florestar	235	—	—	(7)	—	—	—

	Investments			Equity results		Received dividends
	December 31, 2010	December 31, 2009 (I)	January 1, 2009	December 31, 2010	December 31, 2009 (I)	December 31, 2010	December 31, 2009 (I)
Vale Canada Limited	9.250	8.161	7.688	(694)	(869)	—	—
Vale International S.A. (c )	42.442	55.334	67.717	7.444	(3.667)	—	—
Vale Colombia Ltd	826	678	—	(3)	(26)	—	—
Vale Soluções em Energia	198	172	98	(55)	—	—	—
Urucum Mineração	120	68	38	51	8	—	100
Others	476	38	129	144	7	12	30

	88.166	83.332	89.411	8.709	(3.809)	2.060	728

Direct and indrect affiliated companies
LOG-IN — Logística Intermodal S/A	224	218	221	6	4	—	6
Henan Longyu Energy Resources	417	435	411	134	148	147	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3.065	3.547	1.034	(144)	(76)	—	—
Others company	239	362	315	(44)	23	—	15

	3.945	4.562	1.981	(48)	99	147	21

	92.111	87.894	91.392	8.661	(3.710)	2.207	749

(I)	Period adjusted by new accounting pronouncements for comparative purposes, according Note 5.

(a)	Investments held for sale in 2010, (b) The total investment includes the values of advance for future capital increase (AFAC ), (c) Excluded from stockholders’ equity the investments of these companies already is detailed in the note

Balance of parent company investments
Balance as of January 1, 2009	91.392

Acquisitions	8.912
Disposals	(28)
Dividends	(312)
Acumulated translation adjustment	(8.360)
Equity	(3.710)

Balance as of December 31, 2009	87.894

Saldo em 1[o] de janeiro de 2010	87.894

Acquisitions	2.768
Disposals	(3.833)
Dividends	(1.923)
Acumulated translation adjustment	(771)
Equity	8.661
Income from non-controlling stockholders’ interest	(685)
Balance as of December 31, 2010	92.111

	Em 31 de Dezembro d3 2010
Parent Company	Total %	Voting %	Assets	Liabilities	Stockholders’ Equity	Operating Results	Adjusted net income for the year
Direct and indirect subsidiaries
Aços Laminados do Pará	100,00	100,00	85	1	84	—	(50)
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	3.156	1.024	2.132	101	(14)
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	6.525	1.735	4.790	331	293
BSGR Limited	51,00	51,00	2.410	778	1.632	—	(2)
Cadam S.A	61,48	100,00	390	188	202	3	(24)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50,00	50,00	511	96	416	210	151
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50,89	51,00	915	497	417	213	132
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50,90	51,00	357	75	282	81	59
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51,00	51,11	767	114	654	237	164
Companhia Portuária da Baía de Sepetiba — CPBS	100,00	100,00	416	70	346	219	151
Ferrovia Centro Atlantica	100,00	100,00	2.274	353	1.921	(10)	(12)
Ferrovia Norte Sul S.A.	100,00	100,00	1.887	143	1.743	(4)	2
Minas da Serra Geral S.A. — MSG	50,00	50,00	122	6	116	28	19
Mineração Corumbá Reunidas S.A	100,00	100,00	2.119	893	1.225	10	(5)
Mineração Paragominas	100,00	100,00	—	—	—	—	—
Mineração Rio do Norte S.A.	40,00	40,00	1.392	803	589	106	(8)
Minerações Brasileiras Reunidas S.A. — MBR	92,99	92,99	5.814	1.661	4.153	(243)	(103)
MRS Logística S.A.	41,50	37,86	4.502	2.451	2.051	524	379
Salobo Metais S.A.	100,00	100,00	3.929	658	3.270	(102)	(81)
Samarco Mineração S.A.	50,00	50,00	5.476	4.124	1.352	3.490	2.823
Sociedad Contractual Minera Tres Valles	90,00	90,00	450	14	438	—	—
Urucum Mineração	100,00	100,00	259	139	120	96	51
Vale Austria Holdings GMBH	100,00	100,00	7.987	6.437	1.550	—	(90)
Vale Canada Limited	100,00	100,00	49.789	40.538	9.251	448	(694)
Vale Colombia Ltd	100,00	100,00	1.411	585	826	11	(3)
Vale Fertilizantes S.A	78,92	78,92	12.843	3.484	9.359	(50)	(14)
Vale Florestar	100,00	100,00	353	118	236	(5)	(6)
Vale Fosfatados S.A.	100,00	100,00	3.945	728	3.217	(69)	(35)
Vale International S.A.	100,00	100,00	93.241	50.798	42.442	6.821	7.444
Vale Manganês S.A.	100,00	100,00	1.638	748	890	283	201
Vale Soluções em Energia	52,77	52,77	496	120	376	(117)	(110)
Direct and Indirect affiliated
LOG-IN — Logística Intermodal S/A	31,33	31,33	1.115	452	663	36	18
Henan Longyu Energy Resources	25,00	25,00	2.083	418	1.665	519	537
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	26,87	26,87	14.033	2.616	11.416	(18)	(527)

16. Intangible

	Consolidated
		Concessions and
	Goodwill	subconcessions	Right to use	Others	Total
Costs:
Balance at January 1, 2009	7.707	9.451	1.382	1.142	19.682
Additions	—	1.404	—	278	1.681
Disposals	—	(245)	—	(32)	(276)
Transfers	—	—	—	24	24
Translation adjustments	(526)	—	(58)	11	(573)

Balance at December 31, 2009	7.181	10.610	1.324	1.423	20.538

Amortization:
Balance at January 1, 2009	—	(2.824)	(36)	(631)	(3.491)
Additions	—	(435)	(23)	(234)	(692)
Disposals	—	62	—	32	95
Translation adjustments	—	—	—	(9)	(9)

Balance at December 31, 2009	—	(3.197)	(59)	(842)	(4.098)

Net Balance	7.181	7.413	1.265	581	16.440

Costs:
Balance at January 1, 2010	7.181	10.610	1.324	1.423	20.538
Additions	1.328	1.571	7	298	3.204
Disposals	—	(894)	(193)	(11)	(1.098)
Transfers	—	—	—	78	78
Translation adjustments	145	—	—	5	150

Balance at December 31, 2010	8.654	11.287	1.138	1.793	22.872

Amortization:
Balance at January 1, 2010	—	(3.197)	(59)	(842)	(4.098)
Additions	—	(700)	(25)	(261)	(986)
Disposals	—	490	—	1	491
Translation adjustments	—	—	—	(5)	(5)

Balance at December 31, 2010	—	(3.407)	(84)	(1.107)	(4.598)

Net Balance	8.654	7.880	1.054	686	18.274

The useful life of the concessions and sub-concessions are detailed in note 30.
The rights of use refers to basically to the usufruct contract entered into with non-controlling shareholders to use the EBM shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of these items is recognized in statement of income on cost of sales. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

	Parent Company
		Concessions and
	Goodwill	Subconcessions	Right to use	Others	Total
Costs:
Balance at January 1, 2009	7.707	4.915	715	977	14.314
Additions	—	1.088	—	122	1.209
Disposals	—	(193)	—	(33)	(226)
Translation adjustments	(526)	—	—	—	(526)

Balance at December 31, 2009	7.181	5.810	715	1.065	14.771

Amortization:
Balance at January 1, 2009	—	(2.105)	(36)	(531)	(2.672)
Additions	—	(197)	(23)	(185)	(406)
Disposals	—	61	—	33	95

Balance at December 31, 2009	—	(2.241)	(59)	(683)	(2.983)

Net balance	7.181	3.569	656	382	11.788

Costs:
Balance at January 1, 2010	7.181	5.810	715	1.065	14.771
Additions	1.328	1.614	—	274	3.216
Disposals	—	(1.234)	—	(10)	(1.244)
Translation adjustments	145	—	—	—	145

Balance at December 31, 2010	8.654	6.190	715	1.329	16.888
Balance at January 1, 2010	—	(2.241)	(59)	(683)	(2.983)
Additions	—	(615)	(25)	(192)	(832)
Disposals	—	490	—	—	490

Balance at December 31, 2010	—	(2.366)	(84)	(875)	(3.325)

Net balance	8.654	3.824	631	454	13.563

The goodwill was allocated for the purpose of testing its recoverable value, to the Cash Generating Units — CGU, identified according to the operating segments, as follow:

	Consolidated
	As of December 31,		In january 01
	2010	2009	2009
Assets Class:
Iron Ore — Brazil	4.060	4.060	4.060
Nickel — Canada	3.082	2.948	3.471
Coal — Australia	179	168	171
Fertilizers — Brazil	1.328	—	—
Others	5	5	5

	8.654	7.181	7.707

17. Property, Plant and Equipment

	Consolidated
							Construction in
	Land	Buildings	Facilities	Computer Equipment	Mineral assets	Others	progress	Total
Costs:
Balance at January 1, 2009	425	9.158	24.712	799	29.171	33.309	31.249	128.823

Additions	—	—	1.510	61	4.811	3.057	4.987	14.426
Disposals	(39)	(838)	(44)	(21)	(101)	(293)	(202)	(1.538)
Transfers	91	579	866	72	190	1.950	(3.748)	—
Translation adjustments	—	(980)	(939)	(86)	(1.645)	(1.485)	(1.049)	(6.184)

Balance at December 31, 2009	477	7.919	26.105	825	32.426	36.538	31.237	135.527

Depreciation/Depletion:
Balance at January 1, 2009	—	(2.377)	(8.175)	(526)	(3.441)	(9.304)	—	(23.823)

Additions	—	(135)	(1.282)	(333)	(893)	(2.998)	—	(5.641)
Disposals	—	105	164	114	57	626	—	1.066
Translation adjustments	—	181	242	(35)	806	625	—	1.819

Balance at December 31, 2009	—	(2.226)	(9.051)	(780)	(3.471)	(11.051)	—	(26.579)

Net Balance	477	5.693	17.054	45	28.955	25.487	31.237	108.948

Costs:
Balance at January 1, 2010	477	7.919	26.105	825	32.426	36.538	31.237	135.527

Additions	—	153	273	24	768	3.876	16.583	21.677
Disposals	—	(293)	(907)	(47)	(188)	(575)	(873)	(2.883)
Transfers	116	3.309	6.778	(365)	11.949	3.664	(25.451)	—
Translation adjustments	—	(296)	(493)	(15)	(1.310)	(239)	(168)	(2.521)

Balance at December 31, 2010	593	10.792	31.756	422	43.645	43.264	21.328	151.800

Depreciation/Depletion:
Balance at January 1, 2010	—	(2.226)	(9.051)	(780)	(3.471)	(11.051)	—	(26.579)

Additions	—	(174)	(1.743)	(329)	(245)	(2.094)	—	(4.585)
Disposals	—	102	417	14	15	1.196	—	1.744
Transfers	—	151	266	884	(1.301)	—	—	—
Translation adjustments	—	32	1.910	1.848	2.030	1.887	—	7.707

Balance at December 31, 2010	—	(2.115)	(8.201)	1.637	(2.972)	(10.062)	—	(21.713)

Net Balance	593	8.677	23.555	2.059	40.673	33.202	21.328	130.087

	Parent Company
							Construction in
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	progress	Total
Costs:
Balance as of January 1, 2009	245	2.601	13.456	636	1.844	15.472	11.796	46.050

Acquisitions	—	—	—	—	17	—	5.782	5.799
Disposals	(39)	(32)	(38)	(20)	(97)	(194)	(144)	(564)
Transfers	66	542	804	288	212	1.267	(3.179)	—

Balance as of December 31, 2009	272	3.111	14.222	904	1.976	16.545	14.255	51.285

Depreciation/ depletion:
Balance as of January 1, 2009	—	(714)	(4.001)	(392)	(399)	(5.089)	—	(10.595)

Acquisitions	—	(97)	(504)	60	(96)	(764)	—	(1.401)
Disposals	—	17	31	86	51	219	—	404
Transfers	—	14	4	10	—	(28)	—	—

Balance as of December 31, 2009	—	(780)	(4.470)	(236)	(444)	(5.662)	—	(11.592)

Net balance	272	2.331	9.752	668	1.532	10.883	14.255	39.693

Costs:
Balance as of January 1, 2010	272	3.111	14.222	904	1.976	16.545	14.255	51.285

Acquisitions	—	—	—	—	—	—	8.603	8.603
Disposals	(2)	(183)	(2.254)	(32)	(200)	(975)	(681)	(4.327)
Transfers	92	498	1.284	(955)	1.792	1.505	(4.216)	—

Balance as of December 31, 2010	362	3.426	13.252	(83)	3.568	17.075	17.961	55.561

Depreciation/ depletion:
Balance as of January 1, 2010	—	(780)	(4.470)	(236)	(444)	(5.662)	—	(11.592)

Acquisitions	—	(110)	(238)	(309)	(130)	(881)	—	(1.192)
Disposals	—	8	310	870	71	426	—	1.685

Balance as of December 31, 2010	—	(882)	(3.922)	325	(503)	(6.117)	—	(11.099)

Net balance	362	2.544	9.330	242	3.065	10.958	17.961	44.462

The depreciation for the year allocated to the production cost and to expenses, is R$5,741 in 2010 (R$5,447 in 2009) for the consolidated and R$1,983 in 2010 (R$1,931 in 2009) for the parent company.
The residual value of the fixed assets given in guarantees of judicial lawsuits corresponding at December 31, 2010 and December 31, 2009, to R$303 and R$450 in the consolidated, and R$234 and R$277 in the parent company, respectively.
18. Impairment of Non-financial Assets
As defined in the accounting policy described in note 2.n), the Company annually tests the recoverable value of its intangibles assets of long-lived assets, which are mainly the portion of goodwill for expected future earnings arising from process of the business combination.
For long-term financial assets, which are not subject to amortization, are reviewed whenever there are indications that the carrying amount is not recoverable.
The Company uses to determine the recoverable value the greater amount between the fair value less cost to sell and the value in method, that is based on the projection of expected cash flows of the business at the valuation date until expected date at the end of useful life of the mine, process plant or business. During projection, the key assumptions considered are related to: mineral reserves and resources, sales prices of all commodities, operating costs, capital investment and discount rates.
Management determines its cash flows based on approved budgets, taking into consideration reserves and mineral resources estimated by internal experts, costs and investments based on the best estimate and past performance, sale prices consistent with projections used in reports published by industry, and considering the market price when available and appropriated. Cash flows used were designed based on the useful life of each unit (consumption of reserves in case of mineral units) and considered maximum and minimum discount rates (8.0% — 6.2%) that reflect specific risks related to relevant assets in each generating unit, depending on their composition and location.
As a result of the annual tests in 2010 and 2009 no expense for loss on recoverable value of assets and goodwill was recognized. In 2008, a loss for the non-recoverability of goodwill related to the nickel operations in Canada was recognized in the amount of R$2,447.
The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by market conditions prevailing at the time that such impairment is tested and thus it is not possible to determine if further recoverability losses will occur in the future and, if they were to occur, if these would be materials.
19. Loans and Financing
Short-term debt

			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Export-import financing	804	546	958
Working capital	340	100	130

	1.144	646	1.088

Refer to short-term financing for exports denominated in US dollars, with an average interest rate on December 31, 2010, December 31, 2009 and January 1, 2009 of 2% , 2.02% and 5.5% per annum, respectively.

Long-term debt

						Consolidated
		Current liabilities			Non-Current liabilities
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Foreign operations
Loans and financing denominated in the following currencies:
U.S. dollars	4.062	2.851	575	5.416	10.688	15.299
Other debt securities	29	51	54	362	715	390
Fixed rate notes US dollares	—	—	—	17.065	12.852	15.214
Euro	—	—	—	1.671	—	—
Export securitization (*)	—	261	129	—	—	348
Perpetual notes	—	—	—	130	136	194
Accrued charges	401	346	507	—	—	—

	4.492	3.509	1.265	24.644	24.391	31.445

Domestic operations
Indexed by TJLP, TR, IGP-M and CDI	187	146	103	6.963	6.233	4.879
Basket of currencies	2	2	2	207	5	9
Loans in U.S. dollars	2	—	—	4.736	990	386
Non-convertible debentures	—	1.500	—	1.229	4.513	5.987
Accrued charges	183	153	220	—	—	—

	374	1.801	325	13.135	11.741	11.261

	4.866	5.310	1.590	37.779	36.132	42.706

						Parent company
		Current liabilities			Non-Current liabilities
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Foreign operations
Loans and financing in:
U.S. dollars	236	276	380	2.531	1.095	1.046
Other currencies	5	6	8	—	—	—
Notes in U.S. dollars	—	—	—	—	6	15
Euro	—	—	—	1.671	—	—
Accrued charges	73	7	24	—	—	—

	314	289	412	4.202	1.101	1.061

Domestics operations
Indexed by TJLP, TR, IGP-M and CDI	121	108	76	6.275	5.976	4.645
Basket of currencies	2	2	3	207	5	10
Loans in U.S. dollars	—	—	—	1.224	990	386
Non-convertible debentures	—	1.500	—	4.000	4.000	5.500
Accrued charges	179	154	220	—	—	—

	302	1.764	299	11.706	10.971	10.541

	616	2.053	711	15.908	12.072	11.602

(*) Debt securitized by future receivables from certain sales of exports

The long-term portion at December 31, 2010 have maturity in the following years:

	Consolidated		Parent Company
2012	2.037	5%	508	3%
2013	6.040	16%	4.557	29%
2014	2.057	5%	1.659	10%
2015	1.550	4%	659	4%
2016 onwards	25.353	68%	8.525	54%
No due date (Perpetual notes and non-convertible debentures)	742	2%	—	0%

	37.779	100%	15.908	100%

As at December 31, 2010, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	9.689	4.006
3,1% to 5%	3.928	1.952
5,1% to 7% (*)	13.696	1.239
7,1% to 9% (**)	7.528	2.169
9,1% to 11% (**)	4.553	4.048
Over 11% (**)	3.118	3.110
Variable (Perpetual notes)	133	—

	42.645	16.524

(*) Includes the operation of Eurobonds which we have entered financial instrument at a cost of 4.71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term interest Rates (TJLP) plus a spread. These operations derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$9,722, of which R$9,099 has an original interest rates above 7.1% per year. The average cost after taking into account the derivative transaction is 3.13% per year in US dollars.
The total average cost of all derivative transactions is of 3.35% per year in US dollars.
In September 2010, Vale signed an agreement with The Export-Import Bank of China and Bank of China Limited to finance the construction of 12 vessels with a capacity of 400,000 dwt, totaling up to US$1,229 million (equivalent to R$2,048). The financing has a total term for payment of 13 years and Vale will receive the funds over the next three years according to the schedule of construction of ships. Until December 31, 2010, US$291 million (equivalent to R$485) was disbursed in the line.
In September 2010, Vale issued US$1 billion (equivalent to R$1,694) in notes maturing in 2020 and US$750 (equivalent to R$1,271) in notes maturing 2039. Notes for 2020 will have a coupon of 4.625% per year, payable semi-annually half yearly at a price of 99.030% of face value of the title. The notes of 2039 issued at a price of 110.872% of face value of the title, will be consolidated with the bonus of US$1 billion issued by Vale Overseas in November 2009 with a coupon of 6.875% and maturing in 2039, forming a single series.
In June 2010, Vale established with the Banco Nacional de Desenvolvimento Econômico Social — BNDES some credit lines totaling R$774, in order to finance the acquisition of certain equipments. Until December 31, 2010, R$205 was disbursed in this agreement.
In June 2010, a prepayment Export in the amount of US$500 million (equivalent to R$901) a captured maturing in 10 years.
In March 2010, Vale raised €750 million (equivalent to R$1,806) at 8-year Eurobonds at a price of 99.564% of face value of the title. The notes due in March 2018 will have a coupon of 4.375% per year, payable annually.
In January 2010, Vale made the early redemption of all notes receivables securitization of exports issued in September 2000 (due 2010 and interest rate of 8.926% per year), and July 2003 (due in 2013 and interest rate of 4.43% per year). The total principal amount was R$48 for the September 2000 notes and R$213 for the July 2003 notes, totaling the early redemption of debt of R$261.
Guarantees
On December 31, 2010, R$3 (December 31, 2009 — R$1,311) of the outstanding debt due was secured by receivables. The balance due of R$42,642 (December 31, 2009 — R$40,120) has no guarantees.
Some of the long-term financial instruments contain obligations relating to financial indicators. The main indicators are debt on Stockholders’ equity, debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA) and interest coverage. Vale is in compliance with the required levels for the indicators.
Credit lines
Vale has available lines of revolving credit that can be disbursed and paid optionally. On December 31, 2010, the amount available involving credit lines was US$1,600 (equivalent to R$2,666), being US$850 million (equivalent to R$1,416) available to Vale International and the remaining for Vale Canada Limited (formerly Vale Inco). Until December 31, 2010, no amounts were withdrawn by Vale International or Vale Canada Limited, but letters of credit were issued totaling US$114 (equivalent to R$190) relating to the line of credit of Canada Vale Limited.
In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau, Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million (equivalent to R$503) with a final maturity of 10 years.
In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion (equivalent to R$1.666 on December 31, 2010), US$500 million (equivalent to R$833 on December 31, 2010) for investment in Canada and the remaining US$500 (equivalent to R$833 on December 31, 2010) are available to financing of purchases of goods and services of Vale in Canada. On December 31, 2010, Vale disbursed US$250 million (equivalent to R$417) in this line.
In May 2008, the Company has signed agreements with the Japan Bank for International Cooperation, in the amount of US$3 billion (equivalent to R$4,999 on December 31, 2010), and with Nippon Export and Investment Insurance, in the amount of US$2 billion (equivalent to R$3,332 at December 31, 2010), to finance mining projects, logistics and energy generation. In November 2009, Vale signed a credit line in the amount of US$300 (equivalent to R$525 at December 31, 2010), through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions, using insurance of Nippon Export and Investment Insurance (NEXI) to finance the construction of the hydroelectric plant of Karebbe, Indonesia. Until December 31, 2010, PT International withdrew US$150 (equivalent to R$250) this facility.
In 2008, Vale has signed a credit line in the amount of US$7,300 with Banco Nacional de Desenvolvimento Economico e Social — BNDES to finance its investment program. Until December 31, 2010, Vale withdrew R$1,922 in this line.
20. Provision for Contingent Liabilities
Vale and its subsidiaries are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues in court proceedings, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company management, supported by the legal opinion of the legal board of the Company and by its external legal consultants.
a) Provision for contingences
Provisions that are considered by management of the Company and its legal counsel as necessary to cover possible losses in legal proceedings of any kind are detailed as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Tax contingencies	1.478	1.933	2.299	325	1.173	1.203
Civil contingencies	893	935	687	680	539	475
Labor contingencies	1.277	1.273	1.098	1.072	993	905
Environmental contingencies	64	61	31	31	26	9

Total accrued liabilities	3.712	4.202	4.115	2.108	2.731	2.592

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Balance at the beginning of the period	4.202	4.115	4.315	2.731	2.592	2.984
Provisions, net of reversals	(132)	474	921	(61)	192	530
Payments	(606)	(377)	(1.507)	(602)	(237)	(1.292)
Monetary update	248	(10)	386	40	184	370

Balance at the end of period	3.712	4.202	4.115	2.108	2.731	2.592

For these contingencies exist in consolidated judicial deposits amounting to $3,062 in 2010, R$3,109 at December 31, 2009 and $2,920 on January 12, 2009. In parent company judicial deposits are amounting to R$1,789 as at 31 December 2010, R$2,050 at December 31, 2009 and $2,161 on January 12, 2009.
     I) Provision of tax contingencies
The main nature of tax causes refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources — CFEM and about denials of compensation claims of credits in the settlement of federal taxes. The other causes refer to the charges of Additional Port Workers Compensation — AITP and questions about the location of incidence for the purpose of Service Tax — ISS.
In 2009, we proceeded to the write off of values accrued related to the discussion over the fiscal loss compensation of social contribution above 30% due to the withdrawal of the action and consequently termination of the process with the release of funds deposited in escrow in favor of the Union.
     II) Provisions of civil contingencies
The civil lawsuits related to claims for companies contracted by losses that alleged to have occurred as a result of various economic plans and other claims related to accidents, compensation claims and still others related to monetary compensation in action prosecutor.
     III) Provisions of labor contingencies
Labor related actions principally comprise of: (a) payment of time spent travelling from their residences to the work place, (b) addition of dangerousness and insalubrities, (c) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale, whose core is the incidence of compulsory social security or not.
In addition to those provisions, there are judicial deposits as at December 31, 2010, December 31, 2009 and January 1, 2009 totaling R$3,062, R$3,109 and R$2,920, in the consolidated company and R$2,312, R$2,433 and R$2,161 in the parent company, respectively. Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
There are also obligations arising from past events whose existence will be confirmed by the occurrence or not of one or more uncertain future events, outside control of the Company. Contingent liabilities are classified as possible losses and are not recognized in the balance sheet of the Company, only disclosed in the notes.
The Company is challenging in court actions for which there is the expectation of possible losses. The company believes that these shares would not fall under the provision, since there is a strong legal foundation for such. These contingent liabilities are distributed among tax, civil and labor claims, and represent on December 31, 2010, December 31, 2009 and January 1, 2009, the amount of R$9,606, R$9,242 and R$6,793 in the consolidated company and R$4,485, R$4,009 and R$3,416 on the parent company, respectively.
b) Asset Retirement Obligations
The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. Changing circumstances, law or technology may affect the estimates and periodically the amount allocated is reviewed and adjusted when necessary. The provision does not reflect duties unclaimed because there is no information about it. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.
Long term interest rates used to discount to present value and update the provision to December 31, 2010, December 31, 2009 and January 1, 2009 were 7,96%, 7,96% and 6,875% respectively. The recorded liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.
The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Accrual in the begining of	2.086	2.006	1.763	846	892	790
Expenses additions	205	136	294	132	90	163
Financing Settlement in the period	(78)	(86)	(16)	(77)	(75)	(11)
Estimative revisions on cash flow	384	143	(257)	(96)	(61)	(50)
Cumulative translation adjustment	(6)	(112)	222	—	—	—

Accrual in the end of	2.591	2.087	2.006	805	846	892

Current	128	157	113	44	122	44
Non-Current	2.463	1.930	1.893	761	724	848

Total of liabilities accrued	2.591	2.087	2.006	805	846	892

c) Provision for Participative Debentures
At the time of our privatization in 1997, we issued stockholder revenue interest instruments known in Brazil as “ participative debentures” (debentures) to our then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization stockholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we might be able to derive from exploiting our mineral resources.
Vale has 388,559,056 issued participative debentures with a unit face value at the date of issuance of R$0.01 (one cent of real), whose valuation is done according to the variation of the General Market Price Index — IGP-M as set forth in the indenture. On December 31, 2010, the balance of R $2,140 (2009 — R$1,306) was recorded at fair value in non-current liabilities in Participative Debentures, see note 24.
The debenture holders have the right to receive premium, paid semi-annually, equal to a percentage of net revenues from certain mineral resources as an index.
During the fiscal year 2010, Vale paid remuneration of participative debentures in the total amount of R$15, being R$8 in September and R$7 in April.

21. Income Tax and Social Contribution Deferred
The profit of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances are presented as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January 01, 2009	December 31, 2010	December 31, 2009	January 01, 2009
Income tax offset	1.273	1.374	725	—	799	—
Temporary differences:
. Pension Plan	1.223	871	292	231	271	338
. Provision for contingencies	964	781	687	787	667	654
. Impairment of assets	1.113	1.093	1.151	629	488	1.047
. Fair value of financial instruments	631	62	—	619	84	—
. Fair value of assets acquired	(11.583)	(9.168)	(8.518)	—	—	—
. Others	(554)	(240)	(291)	(477)	(259)	(76)

Total	(6.933)	(5.227)	(5.954)	1.789	2.050	1.963

Social contribution	(3.574)	(1.320)	—	(3.574)	(1.320)	—

Total	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

Assets	2.440	2.760	978	1.789	2.050	1.963
Liabilities	(12.947)	(9.307)	(6.932)	(3.574)	(1.320)	—

	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

	Asset	Liability	Consolidated	Parent company
Deffered tax balance on 1/1/2009	978	(6.932)	(5.954)	1.963

Net income effects	131	(94)	37	(753)
Addition / setlement of temporary differences	805	(729)	(444)	(86)
Subsidiary acquisition		(1.523)	(1.523)	—
Cumulative translation adjustment		1.834	1.834	—
Tax losses consumption	(37)		(37)	(37)
Tax losses recognition	799		799	799
IFRS adoption Stockholders equity adjustment	84	(450)	154	84
Defferred social contribution		(1.320)	(1.320)	(1.320)
Other comprehensive income		(93)	(93)	(92)

Deffered tax balance on 31/12/2009	2.760	(9.307)	(6.547)	730

Net income effects	(507)	2.758	2.251	624
Addition / setlement of temporary differences	254	(560)	(306)	(4)
Subsidiary acquisition		(3.810)	(3.810)	—
Cumulative translation adjustment		261	261	—
Tax losses consumption	(846)		(846)	(846)
Tax losses recognition	779		779	—
Defferred social contribution		(2.254)	(2.254)	(2.254)
Other comprehensive income		(35)	(35)	(35)

Deffered tax balance on 31/12/2010	2.440	(12.947)	(10.507)	(1.785)

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations are subjects to varies rates depending on jurisdiction.
The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated			Parent Company
	December 31, 2010	December 31, 2009	January, 01	December 31, 2010	December 31, 2009	January, 01
to be recovered after than 12 months	(10.941)	(8.039)	(7.263)	(2.033)	(489)	743
to be recovered within 12 months	434	1.492	1.309	248	1.219	1.220

	(10.507)	(6.547)	(5.954)	(1.785)	730	1.963

(I) Period adjusted by new accounting pronouncements for the purpose of comparison, as note 5

The deferred assets and liabilities of income tax and social contribution arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.
These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations.

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31,2009
Income before tax and social contribution	37.679	15.459	37.024	15.903
Results of equity investments	48	(99)	(8.661)	3.710
Exchange variation — not taxable	479	10.577	—	—

	38.206	25.937	28.363	19.613
Income tax and social contribution at statutory rates — 34%	(12.990)	(8.819)	(9.644)	(6.668)
adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	1.732	872	1.732	872
Tax incentives	1.390	368	1.093	184
Results of overseas companies taxed by different rates wich differs form the parent company rate	2.988	2.126	—	—
Others	(155)	499	87	46

Income tax and social contribution on the profit for the period	(7.035)	(4.954)	(6.732)	(5.566)

Vale in Brazil has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally expire until 2018. Part of the iron and railroad operations in the North was recognized as incentives by 10 years from 2009. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.
Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia — SUDAM and the Northeast Development Superintendence — SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders.
Vale also has tax incentives related to the Goro project in New Caledonia (Goro). These tax incentives include total temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with 50% of temporary tax incentives. Moreover, Goro is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an early break; in case the project reaches a specific cumulative rate of return. Goro is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. The benefits of this legislation are expected to apply any taxes then applicable when the Goro project is in operation. Vale has obtained tax incentives for projects in Mozambique, Oman and Malaysia, which will take effect when the projects begin commercial operations.
Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.
In Brazil, the use of compensatory of tax losses accurate not prescribing, and its use is restricted to 30% of taxable income in calculating the annual and quarterly income tax.

22. Employee Benefits Obligations
a) Retirement benefit obligations
Vale is sponsoring a pension plan with defined benefit characteristics, covering substantially all employees, and the calculation of benefits based on length of service, age, salary base and supplement to Social Security benefits. This plan is administered by Fundação Vale do Rio Doce of Social Security — VALIA and was funded by monthly contributions made by the sponsor and employees, calculated based on periodic actuarial estimates.
In May 2000, Vale implemented a new pension plan with characteristics of variable contribution, considering the scheduled retirement income and the risk benefits (death pension, retirement for disability and sickness benefit). At the launch of the Plan (Plan of Benefits — “Vale Mais”) was offered to active employees the opportunity to transfer to it. Over 98% of active employees opted to transfer. The defined benefit is still there, covering almost exclusively retired participants and their beneficiaries.
Additionally, a specific group of former employees are entitled to additional payments to the normal benefits of VALIA through Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance to that specific group.
In 2010 with the purchase of fertilizer business, Vale consolidated commitments assumed with pension fund of defined benefit and other post-retirement benefits plans, as follows:
Defined benefit plan maintained through the Fundação PETROBRAS de Seguridade Social — PETROS, for employees hired until September 1993 of Ultrafertil S.A., wholly owned subsidiary of Vale Fertilizantes. This pension plan has 1,684 employees, of which 1,466 are already receiving supplemental retirement/pension.
Private Pension Plan, in the modality of Benefits Guarantee Fund, managed by Bradesco Previdência e Seguros S.A., aims to meet the eligible employees of Vale Fertilizantes and employees not served by PETROS of subsidiary Ultrafertil S.A.
The Vale Fertilizantes and its wholly owned subsidiaries pay to employees who are eligible the fine FGTS according to union agreement and provide certain health benefits for retired employees who are eligible.
Vale Fosfatados has a plan in a modality of defined contribution plan administered by Bungeprev, which guarantees a minimum benefit at retirement for eligible employees, moreover, the company provides certain health benefits for retired employees.
With the acquisition of Vale Canada Limited (formerly Vale Inco), the Company has assumed commitments through pension funds with defined benefits covering substantially all of its employees and other plans for post-retirement benefits that provide certain health benefits and life insurance for retired employees.
Vale does not record on its balance sheet the assets resulting from actuarial valuation over pension plan surplus, because there is no clear evidence of its performance, as stated in the pronouncement in force. However, to enable a greater understanding, the collateral assets of these plans were disclosed in notes.
The following information details the status of defined benefit elements of all the plans in accordance with the standards, as well as costs related to them.

The results of the actuarial valuation are as follows:
     I. Change in benefit obligation

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of obligations at beginning of year	4.745	8.209	2.270	4.269	8.497	2.495	4.546	8.941	2.960
Initial liability recognized with new consolidation	642	20	97	—	—	—	—	—	—
Service cost	3	122	46	—	108	34	—	130	45
Interest cost	574	635	179	461	648	176	448	558	156
Benefits paid	(461)	(658)	(140)	(388)	(610)	(129)	(465)	(581)	(128)
Plan amendedment	—	35	(4)	—	—	—	—	29	—
Assumption changes	—	—	—	—	—	—	(260)	(964)	(681)
Actuarial loss/ (gain)	533	439	16	403	488	48	—	—	—
Effects of exchange rate changes	—	18	36	—	(922)	(354)	—	384	143

Present value of liabilities at year end	6.036	8.820	2.500	4.745	8.209	2.270	4.269	8.497	2.495

	Parent Company
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of obligations at beginning of year	4.745	2.387	324	4.269	2.127	300	4.546	1.815	292
Service cost	—	24	3	—	22	4	—	20	3
Interest cost	504	257	35	461	231	32	448	179	29
Benefits paid	(415)	(148)	(31)	(388)	(128)	(27)	(465)	(114)	(31)
Plan amendment	—	—	—	—	—	—	—	—	—
Assumption changes	—	—	—	—	—	—	(260)	227	7
Actuarial loss/ (gain)	442	247	56	403	135	15	—	—	—
Effects of exchange rate changes	—	—	—	—	—	—	—	—	—

Present value of liabilities at year end	5.276	2.767	387	4.745	2.387	324	4.269	2.127	300

     II. Evolution of the fair value of assets

	Consolidated
	December 31, 2010			December 31, 2009			January 01, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at beginning of year	7.190	7.131	19	5.937	7.033	21	6.308	7.773	18
Initial active recognised with further consolidation	751	16	—	—	—	—	—	—	—
Actual return on assets	944	714	2	703	885	2	94	(1.060)	2
Sponsor contributions	4	316	140	—	386	129	—	573	97
Benefits paid	(461)	(658)	(140)	(388)	(610)	(129)	(465)	(581)	(97)
Actuarial gains / losses	879	214	—	938	214	—	—	—	—
Effects of exchange rate changes	—	8	1	—	(777)	(4)	—	328	1

Fair value of assets at end of year	9.307	7.741	22	7.190	7.131	19	5.937	7.033	21

	Parent Company
	December 31, 2010			December 31, 2009			January 01, 2009 (I)
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at beginning of year
Actual return on assets	7.190	1.977	—	5.937	1.515	—	6.308	1.368	—
Sponsor contributions	839	233	—	703	187	—	94	87	—
Benefits paid	—	206	31	—	189	27	—	174	—
Actuarial gains / losses	(415)	(148)	(31)	(388)	(128)	(27)	(465)	(114)	—
Effects of exchange rate changes	879	214	—	938	214	—	—	—	—

Fair value of assets at end of year	8.493	2.482	—	7.190	1.977	—	5.937	1.515	—

Administrative plan assets by Valia at December 31, 2010, December 31, 2009 and January 1, 2009 include investments in portfolio of our own shares valued in the amount of R$864, R$1,018 and R$575, investments in debentures in the amount of R$106, R$115 and R$117 and investments equity of related parties in the amount of R$135, R$113 and R$103, respectively. They also include on December 31, 2010, December 31, 2009 and January 1, 2009, R$6,914, R$5,810 and R$5,022 of securities of the Federal Government. The assets of pension plans of Vale Canada Limited are in securities of the Government of Canada and in December31, 2010, and 2009, and January 1, 2009, in the amount of R$726, R$728 and R$869, respectively. The assets plans of Vale Fertilizantes, Ultrafértil and Vale Fosfatados in December 31, 2010 are in securities of the Federal Government is in the amount of R$263.

     III. Reconciliation of assets and liabilities recognized in the balance

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of liabilities at year end	(6.036)	(8.820)	(2.500)	(4.745)	(8.209)	(2.270)	(4.269)	(8.497)	(2.495)
Fair value of assets at end of year	9.307	7.741	22	7.190	7.131	19	5.937	7.033	21
Net value of (gains) / losses not recognised in the balance	—	(45)	67	—	(79)	15	—	—	—
Effect of limit described in paragraph 58 (b)	(3.271)	—	—	(2.445)	—	—	(1.668)	—	—

Total	3.271	(1.124)	(2.411)	2.445	(1.157)	(2.236)	1.668	(1.464)	(2.474)

Net assets / liabilities actuarial accrued
Current	—	(160)	(151)	—	(156)	(136)	—	(137)	(151)
Non-current	—	(964)	(2.260)	—	(1.001)	(2.100)	—	(1.327)	(2.323)

Total	—	(1.124)	(2.411)	—	(1.157)	(2.236)	—	(1.464)	(2.474)

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Present value of liabilities at year end	(5.276)	(2.767)	(387)	(4.745)	(2.387)	(324)	(4.269)	(2.127)	(300)
Fair value of assets at end of year	8.493	2.472	—	7.190	1.977	—	5.937	1.515	—
Net value of (gains) / losses not recognised in the balance	—	(46)	49	—	(79)	15	—	—	—
	(3.217)	—	—	(2.445)	—	—	(1.668)	—	—

Total	3.217	(341)	(338)	2.445	(489)	(309)	1.668	(612)	(300)

Net assets / liabilities actuarial accrued
Current	—	(139)	(37)	—	(132)	(28)	—	(111)	(24)
Non-current	—	(202)	(301)	—	(357)	(281)	—	(501)	(276)

Total	—	(341)	(338)	—	(489)	(309)	—	(612)	(300)

(*)	The Company has not recorded on its balance sheet the assets and their counterparts from the evaluation of plans actuarial surplus, as there is no clear evidence in the realization, according establishes the paragraph 58B of the CPC 33.

     IV. Costs recognized in the income statement for the year

	Consolidated
	December 31, 2010			December 31, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Current service cost	3	101	46	—	108	34
Interest on actuarial liabilities	574	635	179	461	648	176
Expected return on assets	(944)	(579)	(1)	(703)	(496)	(2)
Amortization and (gains) / losses, net (paragraph 58a)	(404)	38	23	(535)	—	—
Effect of limit described in paragraph 58 (b)	771	—	—	777	—	—

Total costs, net	—	195	247	—	260	208

	Parent Company
	December 31, 2010			December 31, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Current service cost	—	24	3	—	22	4
Interest on actuarial liabilities	504	257	35	461	231	32
Expected return on assets	(839)	(223)	—	(703)	(187)	—
Depreciation and (gains) / losses, net (paragraph 58a)	(436)	—	23	(535)	—	—
Effect of limit described in paragraph 58 (b)	771

Total costs, net	—	58	61	(777)	66	36

(*)	The Company has not recorded on its balance sheet the assets and their counterparts from the evaluation of plans actuarial surplus, as there is no clear evidence in the realization, according establishes the item 58 A of the CPC 33.
(I)	period adjusted by new accounting pronouncements for comparative purposes, according to note 5.

     V. Actuarial and economic assumptions
All calculations involve future actuarial projections about some parameters, such as salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc. No actuarial results can be analyzed without prior knowledge of the scenario of assumptions used in the assessment.
The economic actuarial assumptions adopted were formulated considering the long period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.
In the evaluations were adopted the following economic assumptions:

Brazil
	December 31, 2010			December 31, 2009			January 01, 2009
						Other benefits			Other benefits
	Plans Surplus	Plans in deficit	Other benefits deficit	Plans Surplus	Plans in deficit	deficit	Plans Surplus	Plans in deficit	deficit
Discount rate	11.30% a.a.	11.30% a.a.	11.30% a.a.	11.08% a.a.	11.08% a.a.	11.08% a.a.	11.28% a.a.	11.28% a.a.	11.28% a.a.
Expected return on assets	12.00% a.a.	11.50% a.a.	—	12.00% a.a.	11.50% a.a.	—	12.22% a.a.	13.00% a.a.	—
Growth rate of payroll and related charges — up to 47 years	8.15% a.a.	8.15% a.a.	—	7.64% a.a.	7.64% a.a.	—	7.12% a.a.	7.12% a.a.	—
Growth rate of payroll and related charges — after 47 years	5.00% a.a.	5.00% a.a.	—	4.50% a.a.	4.50% a.a.	—	4.00% a.a.	4.00% a.a.	—
Inflation	5.00% a.a.	5.00% a.a.	5.00% a.a.	4.50% a.a.	4.50% a.a.	4.50% a.a.	4.00% a.a.	4.00% a.a.	4.00% a.a.
Nominal growth rate of medical costs	—	—	8.15% a.a.	—	—	7.63% a.a.	—	—	7.12% a.a.

Exterior
	December 31, 2010		December 31, 2009		January 01, 2009
	Plans in deficit	Other benefits deficit	Plans in deficit	Other benefits deficit	Plans in deficit	Other benefits deficit
Discount rate	6.21% a.a.	5.44% a.a.	6.21% a.a.	6.20% a.a.	5.58% a.a.	7.32% a.a.
Expected return on assets	7.02% a.a.	6.50% a.a.	7.00% a.a.	6.23% a.a.	6.99% a.a.	7.35% a.a.
Growth rate of payroll and related charges — up to 47 years	4.11% a.a.	3.58% a.a.	4.11% a.a.	3.58% a.a.	4.12% a.a.	3.58% a.a.
Growth rate of payroll and related charges — after 47 years	4.11% a.a.	3.58% a.a.	4.11% a.a.	3.58% a.a.	4.12% a.a.	3.58% a.a.
Inflation	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.	2.00% a.a.
Nominal growth rate of medical costs	—	5.92% a.a.	—	6.04% a.a.	—	6.19% a.a.

     VI. Plan assets
     Brazilian Plans
The investment policy of benefit plans sponsored by the Company for Brazilian workers is based on a long-term macroeconomic scenario, expected returns and management of assets and liabilities presented in the Actuarial Valuation Report prepared external actuarial consultants. It was developed an investment policy for each plan as a result of this strategic allocation study.
The allocation of plan assets of local pension funds meet regulations issued by the National Monetary Council — CMN (Resolution CMN 3792/09). The investments can be done in six different asset classes, as defined by law segments, as follows: fixed income, variable income, structured investments (alternative investments and infrastructure projects), investments abroad, real estate and operations with participants (loans).
The investment policy of the plans is approved by the Fiscal Counsel, Advisory Board and two Investment Committees. The internal portfolio managers and outsourced portfolio are authorized to exercise the power of investment within the limits imposed by the Advisory Board and Investment Committees.
The pension fund has a risk management process with established policies, which aims to identify, and measure and control all kinds of risk they are exposed to the benefits plans, such as market risk, liquidity risk, credit risk, operational, systemic and legal.
     Plans abroad
The strategy for each of the pension plans sponsored by Vale Canada Limited is based on a combination of local practices and the specific characteristics of pension plans in each country, including the structure of liabilities; the risk versus trade is reward between different asset classes and liquidity necessary to meet benefit payments.
Assets of pension plans surplus
     Brazilian Plans
The Defined Benefit Plan, managed by Valia, has most of its assets allocated to fixed income, especially in long-term federal securities and corporate bonds, both indexed to inflation in order to reduce the volatility of assets and liabilities. The target allocation for these investments is 55% of total assets. This investment strategy, when considered in conjunction with the segment of operations with participants (loans), is meant as a liabilities protection of the plan against the risks of inflation and the volatility of assets and liabilities relation. The segments or asset classes have their allocation targets, as follows: investment in fixed income — 52%; investment in variable income — 28%; structured investments — 6%; investments abroad — 2%; real state — 7%; and operations with participants (loans) — 5%.
The investment policy aims to achieve adequate diversification, revenue and long-term valuation, capital through the combination of all asset classes described above to meet their obligations to the appropriate level of risk. This plan had an average nominal rating of 20,87% per year, in the past 11 years.
The Defined Benefit Plan administered by Petros, also possesses the major part of its assets allocated to fixed income, especially in long-term federal securities and corporate bonds, both indexed to inflation in order to reduce the volatility of assets and liabilities. The target allocation to these investments is 63% of total assets.
The investment policy aims to achieve revenue adequacy and long-term valuation in order to provide a passive protection against the risks of inflation and volatility between assets and liabilities of the plan. The average nominal earnings expected on plan assets is 12.96% per year. The targets of asset class are as follows: fixed income investments — minimum 30% and maximum of 70%; investment in equities — minimum 15% and maximum of 50%; structured investments — minimum 2.5% and maximum of 15%; investment abroad — minimum 0% and maximum of 3%; real estate investments — minimum 1.5% and maximum of 8%; and loans to participants — minimum 0% and maximum of 15%.

Surplus plans by asset category

	Consolidated
	December 31, 2010				December 31, 2009 (I)				January 01, 2009 (I)
	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3
Assets by category	9	9	—	—	—	—	—	—	1	1	—	—
Cash and cash equivalents	135	135	—	—	26	26	—	—	—	—	—	—
Accounts receivable	2.201	2.201	—	—	2.024	2.024	—	—	965	965	—	—
Equity securities — liquid	126	—	126	—	105	—	105	—	263	—	263	—
Equity securities — non-liquid	381	—	381	—	206	—	206	—	218	—	218	—
Debt securities — Corporate bonds	318	—	318	—	329	—	329	—	287	—	287	—
Debt securities — Financial Institutions	3.523	3.523	—	—	2.653	2.653	—	—	2.196	2.196	—	—
Debt securities — Government bonds	2.683	2.683	—	—	2.421	2.421	—	—	2.313	2.313	—	—
Investment funds — Fixed Income	855	855	—	—	690	690	—	—	365	365	—	—
Investment funds — Equity	39	39	—	—	—	—	—	—	—	—	—	—
	213	—	—	213	151	—	—	151	156	—	—	156
	31	—	—	31	—	—	—	—	—	—	—	—
Investment funds — Private Equity	481	—	—	481	391	—	—	391	339	—	—	339
Real estate	302	—	—	302	275	—	—	275	415	—	—	415

Total	11.297	9.445	825	1.027	9.271	7.814	640	817	7.518	5.840	768	910

Funds not related to risk plans	(1.990)				(2.081)				(1.581)

Fair value of plan assets at end of year	9.307				7.190				5.937

	Parent Company
	December 31, 2010				December 31, 2009 (I)				January 31, 2009 (I)
	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3	Total	Nivel 1	Nivel 2	Nivel 3
Assets by category	1	1	—	—	—	—	—	—	1	1	—	—
Cash and cash equivalents	135	135	—	—	26	26	—	—	—	—	—	—
Accounts Receivable	2.201	2.201	—	—	2.024	2.024	—	—	965	965	—	—
Equity securities — liquid	126	—	126	—	105	—	105	—	263	—	263	—
Equity securities — non-liquid	381	—	381	—	206	—	206	—	218	—	218	—
Debt securities — Corporate bonds	318	—	318	—	329	—	329	—	287	—	287	—
Debt securities — Financial Institutions	3.274	3.274	—	—	2.653	2.653	—	—	2.196	2.196	—	—
Debt securities — Government bonds	2.428	2.428	—	—	2.421	2.421	—	—	2.313	2.313	—	—
	606	606	—	—	690	690	—	—	365	365	—	—
	39	39	—	—	—	—	—	—	—	—	—	—
Investment funds — Fixed Income	213	—	—	213	151	—	—	151	156	—	—	156
Investment funds — Equity	31	—	—	31	—	—	—	—	—	—	—	—
Investment funds — Private Equity	438	—	—	438	391	—	—	391	339	—	—	339
Real estate	292	—	—	292	275	—	—	275	415	—	—	415

Total	10.483	8.684	825	974	9.271	7.814	640	817	7.518	5.840	768	910

Funds not related to risk plans	(1.990)				(2.081)				(1.581)

Fair value of plan assets at end of year	8.493				7.190				5.937

Measurement of surplus plan assets at fair value with no observable market variables — level 3

	Consolidated
	December 31, 2010					December 31, 2009 (I)					January 01, 2009 (I)
	Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to
	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total
Beginning of the year	151	—	391	275	817	156	339	415	910	132	301	266	699	—	—

Actual return on plan assets	(5)	2	76	38	111	51	33	55	139	10	52	60	122	—	—
Initial consolidation of new acquisitions	—	—	—	—	—	—	(15)	—	(303)	(39)	(14)	—	(53)	—	—
Assets sold during the year	(4)	(2)	(40)	(125)	(171)	(93)	34	—	71	53	—	—	—	—	—
Assets purchased, sales and settlements	71	—	42	104	217	37	—	(195)	—	—	—	—	142	—	—
Transfers between levels	—	31	(31)	—	—	—	—	—	—	—	—	—	—	—	—

End of the year	213	31	438	292	974	151	391	275	817	156	339	326	910	—	—

	Parent Company
	December 31, 2010					December 31, 2009 (I)					January 01, 2009 (I)
	Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to		Investment funds -	Funds - Loans real		Loans to
	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total	Private Equity	estate	Real estate	Participants	Total
Beginning of the year	151	—	391	275	817	156	339	415	910	132	301	266	699	—	—

Initial consolidation of new acquisitions	(5)	2	76	38	111	51	33	55	139	10	52	60	122	—	—
Assets purchased and settlements	(4)	(2)	(40)	(125)	(171)	(93)	(15)	(195)	(303)	(39)	(14)	—	(53)	—	—
Cumulative translations adjustment	71	—	42	104	217	37	34	—	71	53	—	89	142	—	—
Transfers between levels	—	31	(31)	—	—	—	—	—	—	—	—	—	—	—	—

End of the year	213	31	438	292	974	151	391	275	817	156	339	415	910	—	—

For plans administered by Valia, assets classified as level 3, are as follows:
The target return to investment in 2011 is structured to 11.51% per year. The allocation target for the defined benefit plan (DB) is 6%, varying between 2% and 10%. These investments have a brief time horizon and low liquidity in order to benefit from economic growth in Brazil, especially in the infrastructure sector. Usually the fair value of illiquid securities is established considering the acquisition cost or book value. Some funds may, alternatively, use the following pricing methodologies: analysis of discounted cash flow analysis or based on multiples.
The target return for operations with participants (loans) in 2011 is 16,05% per year. The fair value of these assets includes provisions for unpaid loans, according to the bylaws of the local pension fund.
The target return for real estate assets in 2011 is 12,87% per year. The fair value of these assets is considered book value. We hired specialized companies in property valuation that do not act in the market as brokers. All evaluation techniques follow the rules of the site.
For the plans managed by Petros assets classified at level 3, are as follows:
The goal of return for investments in real estate for 2011 is 10.01% p.a. Target allocation is 4.75%, with a variation between 1.5% and 8%.
The goal of return to operations with participants for 2011 is 10.77% p.a. Target allocation is 7.50%, with a variation between 0% and 15%.

Plan assets of pension deficit
     Brazilian Plans
The “Vale Mais” plan has obligations with features of defined benefit and defined contribution plans. Most investments are in fixed income. To reduce the volatility of the components of assets and liabilities of the portion with characteristics of defined benefits of this plan, an investment strategy was also implemented using long-term federal securities and corporate bonds indexed to inflation. The target allocation for this strategy is 55% of the assets of this sub-plan. The allocation targets of “Vale Mais” plan for the segments or asset classes are as follows: fixed income — 59%; variable income — 24%; structured investments — 2%; investments abroad — 1%; real estate — 4%; and operations with participants (loans) — 10%.
The installment with characteristics of defined contribution of “Vale Mais” plan offers three choices of combination of asset classes that can be chosen by the participants. The options include: 100% fixed income, 80% fixed income and 20% variable income, and 65% fixed income and 35% variable income. The fixed-income options include operations with participants (loans). The management of equities is done through mutual fund investment that has the Bovespa index as a reference.
The investment policy aims to achieve adequate diversification of income and long-term valuation through the combination of all the asset classes described above to meet their obligations and targets with the appropriate level of risk. This plan had an average nominal rating of 15.67% per year, in the past 7 years.
The obligation with the bonus plan completion has an exclusive allocation in fixed income securities. An investment strategy was implemented using long-term federal securities and corporate bonds indexed to inflation, in order to minimize the volatility of assets and liabilities and reduce the risk of inflation.
The investment policy aims to achieve adequate diversification of revenue and long-term appreciation, to fulfill their obligations to the appropriate level of risk. This plan had an average nominal rating of 16.28% per year in the last five years.
     Plans abroad
For all pension plans, except PT International Nickel Indonesia Tbk (formerly PT Inco), the target allocation of assets is 60% in investments in shares and 40% in fixed income investments, with all securities traded on public markets. Fixed income investments are in domestic securities to the market for each plan, and involve a mix of government bonds and corporate bonds. Investments in shares are essentially global in nature and involve a mix of large, medium and small capitalization companies, with a modest investment in explicit in national shares for each plan. Canadians plans also use a hedging strategy to hedge (each one that developed currency exposure of 50% is hedged) due to the high risk of foreign securities. For PT International Nickel Indonesia Tbk, the target allocation of investment in shares is 20% and the remainder in fixed income, with the vast majority of these investments being made within the internal market.
Deficit plans by asset category

	Consolidated
	December 31, 2010				December 31, 2009				January 31, 2009
	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3
Cash and cash equivalents	86	36	50	—	59	22	37	—	84	33	51	—
Accounts Receivable	34	34	—	—	3	3	—	—	—	—	—	—
Equity securities — liquid	2.694	2.694	—	—	2.591	2.591	—	—	2.068	2.068	—	—
Equity securities — non-liquid	18	10	8	—	7	—	7	—	18	—	18	—
Debt securities — Corporate bonds	91	—	91	—	65	—	65	—	158	2	156	—
Debt securities — Financial Institutions	200	—	200	—	99	—	99	—	85	—	85	—
Debt securities — Government bonds	1.309	615	694	—	1.160	472	688	—	1.309	491	818	—
Investment funds — Fixed Income	2.998	1.799	1.199	—	2.846	1.625	1.221	—	2.827	1.285	1.542	—
Investment funds — Equity	1.089	512	577	—	1.025	465	560	—	1.094	295	799	—
Investment funds — International	11	6	5	—	—	—	—	—	—	—	—	—
Investment funds — Private Equity	24	—	—	24	17	—	—	17	11	—	—	11
Investment funds — Real estate	2	—	—	2	—	—	—	—	—	—	—	—
Real estate	62	—	—	62	43	—	—	43	25	—	—	25
Loans to Participants	251	—	—	251	216	—	—	216	120	—	—	120

Total	8.869	5.706	2.824	339	8.131	5.178	2.677	276	7.799	4.174	3.469	156

Funds not related to risk plans	(1.128)				(1.000)				(766)

Fair value of plan assets at end of year	7.741				7.131				7.033

	Parent Company
	December 31, 2010				December 31, 2009 (I)				January 01, 2009 (I)
Assets by category	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3	Total	Nível 1	Nível 2	Nível 3
Cash and cash equivalents	7	7	—	—	1	1	—	—	1	1	—	—
Accounts Receivable	10	10	—	—	3	3	—	—	—	—	—	—
Equity securities — liquid	306	306	—	—	246	246	—	—	113	113	—	—
Equity securities — non-liquid	8	—	8	—	7	—	7	—	18	—	18	—
Debt securities — Corporate bonds	87	—	87	—	65	—	65	—	156	—	156	—
Debt securities — Financial Institutions	200	—	200	—	99	—	99	—	85	—	85	—
Debt securities — Government bonds	560	560	—	—	432	432	—	—	440	440	—	—
Investment funds — Fixed Income	1.700	1.700	—	—	1.534	1.534	—	—	1.162	1.162	—	—
Investment funds — Equity	360	360	—	—	314	314	—	—	150	150	—	—
Investment funds — International	6	6	—	—	—	—	—	—	—	—	—	—
Investment funds — Private Equity	24	—	—	24	17	—	—	17	11	—	—	11
Investment funds — Real estate	2	—	—	2	—	—	—	—	—	—	—	—
Real estate	62	—	—	62	43	—	—	43	25	—	—	25
Loans to Participants	251	—	—	251	216	—	—	216	120	—	—	120

Total	3.583	2.949	295	339	2.977	2.530	171	276	2.281	1.866	259	156

	(1.111)				(1.000)				(766)

	2.221				1.761				1.395

Measurement of plan assets deficit at fair value with non-observable market variables — level 3

	Consolidated
	December 31, 2010
	Investment funds -	Funds – Loans real
	Private Equity	estate	Real estate	Loans to Participants	Total
Beginning of the year	17	—	43	216	276

Actual return on plan assets	—	—	—	33	—
Initial consolidation of new acquisitions	(4)	—	7	—	36
Assets sold during the year	—	—	(4)	(94)	—
Assets purchased, sales and settlements	11	—	18	96	(98)
Cumulative translations adjustment	—	—	—	—	125
Transfers between levels	—	2	(2)	—	—

End of the year	24	2	62	251	339

	Parent Company
	December 31, 2010
	Investment funds -	real Funds - Loans
	Private Equity	estate	Real estate	Loans to Participants	Total
	Fundo de investimentos de empresas não listadas	Fundo de empréstimos imobiliário	Empreendimentos imobiliários	Empréstimo de participantes	Total
Beginning of the year	17	—	43	216	276

	(4)	—	7	33	36
Assets sold during the year	—	—	(4)	(94)	(98)
Assets purchased, sales and settlements	11	—	18	96	125
Cumulative translations adjustment	—	2	—	—	—
Transfers between levels	—	—	(2)	—	—

End of the year	24	2	62	251	339

The goal of return for investment structured in 2011 is 11.51% per year. The target allocation for the “Vale Mais” Plan is 2%, varying between 1% and 10%. These investments have a long term horizon and low liquidity in order to benefit from economic growth in Brazil, especially in the infrastructure sector. Usually the fair value of illiquid securities is established considering the acquisition cost or carrying amount. Some funds may, alternatively, use the following pricing methodologies: analysis of discounted cash flow analysis or based on multiples.
The target return for transactions with participants (loans) in 2011 is 16.05% per year. The fair value of these assets includes provisions for unpaid loans, according to the bylaws of the local pension fund.
The target return for real estate assets in 2011 is 12.89% per year. The fair value of these assets is considered the carrying amount. We hired companies specialized in real state valuation that does not act in the market as brokers. All valuation techniques follow the rules of the site.
Assets of the other benefits deficit
     Plans abroad
Other benefits deficit by asset category

	Consolidated
	December 31, 2010		December 31, 2009(I)		December 01, 2009(I)
	Total	Level 1	Total	Level 1	Total	Level 1
Cash and cash equivalents	21	21	19	19	21	21

Total	21	21	19	19	21	21
Disbursement of future cash flow
Vale expects to disburse in 2011 with pension plans and other benefits, R$222 on the consolidated and R$540 on the parent company.
Estimated future benefit payments
The following table presents the expected benefit payments, which reflect future service, as follows:

	Consolidated
	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	Total
2011	467	697	145	1.263
2012	489	706	156	1.299
2013	513	714	163	1.334
2014	536	719	170	1.366
2015	560	726	176	1.399
2016 onwards	3.148	3.782	878	6.442

	Parent Company
	Overfunded	Underfunded	Underfunded other
	pension	pension	benefits	Total
2011	417	207	34	658
2012	437	220	37	694
2013	457	233	41	731
2014	477	245	45	767
2015	497	258	49	804
2016 onwards	1.782	1.512	204	3.498

b) Profit Sharing Plan
The Company, based in the Profit Sharing Program — PPR allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.
The Profit Sharing in the Company for each employee is calculated individually depending on the achievement of goals previously established by indicators blocks according performance as: the Company, Department or Business Unit, Team, individual, and related on the individual competence. The contribution of each block of performance in the score of employees is discussed and agreed each year, between Vale and the unions representing their employees.

The Company accrued expenses / costs related to profit sharing as follows:

		Consolidated		Parent company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Operacional expenses	452	429	266	196
Cost of products	535	439	511	439

Total	987	868	777	635

c) Non-current incentive compensation plan
Aiming to promote the vision of “shareholder”, in addition to increasing the ability to retain executives and to strengthen the performance culture supported the Board of Directors approved a Long-term Compensation Plan, for some executives of the Company, which was implemented for 3-year cycles.
Under the terms of the plan, the participants, restricted to certain executives, may allocate a portion of their annual bonus plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.
The shares purchased by the executive have no restrictions and can according to its own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equal to the amount of stock holdings based on market quotations. The total number of shares subject to the plan on December 31, 2010 and December 31, 2009 is 2,458,627 and 1,809,117, respectively.
Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of shares based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.
We account for the cost of compensation provided to our executives who are under this incentive long-term compensation plan according to requirements of the CPC as 10 “Share-based payments.” Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. The compensation costs incurred are recognized by the vesting period defined in three years. On December 31, 2010 and December 31, 2009, we recognized a provision of R$200 and R$159, respectively, in income.
23. Classification of Financial Instruments
The assets and liabilities are classified into four categories of measurement: assets and liabilities at fair value through income (not including derivatives designated as hedges), assets available for sale, loans and receivables and liabilities held to maturity.
The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through	designated as	Available-for-	December 31,
	receivables	profit or loss	hedge	sale	2010
			Derivativos
	Empréstimos e	Ao valor justo por	designados	Disponíveis para	Total em 31 de
	recebíveis	meio do resultado	como hedge	venda	dezembro de 2010
Financial Assets
Cash and cash equivalents	13.469	—	—	—	13.469
Short term financing investments	2.987	—	—	—	2.987
Accounts receivable from customers	13.962	—	—	—	13.962
Related parties	98	—	—	—	98
Loans and financing	274	—	—	—	274
Available-for-sale assets	—	—	—	21	21
Derivativos	—	553	36	—	589

Total assets	30.790	553	36	21	31.400

Financial Liabilities
Accounts payable	5.804	—	—	—	5.804
Loand and financing	43.789	—	—	—	43.789
Stockholders’ debentures	—	2.140	—	—	2.140
Related parties	27	—	—	—	27
Derivatives	—	107	88	—	195

Total liabilities	49.620	2.247	88	—	51.955

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit or	designated as	Available-for-	December 31,
	receivables	loss	hedges	sale	2010
			Derivativos
	Empréstimos e	Ao valor justo por	designados como	Disponíveis para	Total em 31 de
	recebíveis	meio do resultado	hedge	venda	dezembro de 2009
Financial Assets
Cash and cash equivalents	13.221	—	—	—	13.221
Short term financing investments	6.525	—	—	—	6.525
Accounts receivable from customers	5.643	—	—	—	5.643
Related parties	68	—	—	—	68
Loans and financing	286	—	—	—	286
Available-for-sale assets	—	—	—	28	28
Derivatives	—	1.561	128	—	1.689

Total assets	25.743	1.561	128	28	27.460

Financial Liabilities
Accounts payable	3.849	—	—	—	3.849
Loand and financing	42.088	—	—	—	42.088
Stockholders’ debentures	—	1.306	—	—	1.306
Related parties	136	—	—	—	136
Derivatives	—	180	124	—	304

Total liabilities	46.073	1.486	124	—	47.683

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit or	designated as	Available-for-	january 1,
	receivables	loss	hedge	sale	2009
Financial Assets
Cash and cash equivalents	24.639	—	—	—	24.639
Short term financing investments	5.394	—	—	—	5.394
Accounts receivable from customers	7.933	—	—	—	7.933
Related parties	28	—	—	—	28
Loans and financing	180	—	—	—	180
Available-for-sale assets	—	—	—	461	461
Derivatives	—	85	—	—	85

Total assets	38.174	85	—	461	38.720

Financial Liabilities
Accounts payable	5.248	—	—	—	5.248
Loand and financing	45.384	—	—	—	45.384
Debentures participatives	—	886	—	—	886
Related parties	287	—	—	—	287
Derivatives	—	1.345	—	—	1.345

Total liabilities	50.919	2.231	—	—	53.150

	Parent Company
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	4.823	—	—	—	4.823
Accounts receivable from customers	18.378	—	—	—	18.378
Related parties	3.059	—	—	—	3.059
Loans and financing	164	—	—	—	164
Derivatives	—	285	36	—	321

Total assets	26.424	285	36	—	26.745

Financial Liabilities
Accounts payable	2.863	—	—	—	2.863
Loand and financing	16.524	—	—	—	16.524
Stockholders’ debentures	—	2.140	—	—	2.140
Related parties	32.923	—	—	—	32.923

Total liabilities	52.310	2.140	—	—	54.450

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	1.250	—	—	—	1.250
Accounts receivable from customers	3.360	—	—	—	3.360
Related parties	6.202	—	—	—	6.202
Loans and financing	136	—	—	—	136
Derivativos	—	1.098	—	—	1.098

Total assets	10.948	1.098	—	—	12.046

Financial Liabilities
Accounts payable	2.383	—	—	—	2.383
Loand and financing	14.125	—	—	—	14.125
Stockholders’ debentures	—	1.306	—	—	1.306
Related parties	35.454	—	—	—	35.454

Total liabilities	51.962	1.306	—	—	53.268

	Consolidated
		At fair value	Derivatives		Total at
	Loans and	through profit	designated as	Available-for-	December 31,
	receivables	or loss	hedge	sale	2010
Financial Assets
Cash and cash equivalents	6.713	—	—	—	6.713
Accounts receivable from customers	9.827	—	—	—	9.827
Related parties	5.630	—	—	—	5.630
Loans and financing	128	—	—	—	128
Available-for-sale assets	—	—	—	384	384
Derivativos	—	5	—	—	5

Total assets	22.298	5	—	384	22.687

Financial Liabilities
Accounts payable	2.145	—	—	—	2.145
Loand and financing	12.313	—	—	—	12.313
Stockholders’ debentures	—	886	—	—	886
Related parties	47.589	—	—	—	47.589
Derivatives	—	1.084	—	—	1.084

Total liabilities	62.047	1.970	—	—	64.017

24. Fair Value Estimation
The Company reports its assets and liabilities at fair value, based on relevant accounting pronouncements that define fair value, a framework for measuring fair value, which refers to evaluation concepts and practices and requires certain disclosures about fair value.
Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost. Based on these approaches, the Company assumes the value that market participants would use when pricing the asset or liability, including assumptions about risks and inherent risks in the inputs used in valuation techniques.
These entries can be easily observed, confirmed by the market or not observed. The Company uses techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. According to the pronouncement, those inputs to measure the fair value are classified into three levels of hierarchy. The financial assets and financial liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:
Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability; and
Level 3 — Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.
The tables below present the assets and liabilities of the parent company and the consolidated measured at fair value on December 31, 2010, 31 December 2009 and January 1, 2009.

	Consolidated on				Parent Company on
	December 31, 2010				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	22	531	—	553	—	285	—	285
Derivatives designated as hedges	—	36	—	36	—	36	—	36
Available-for-sale
— Available-for-sale assets	21	—	—	21	—	—	—	—

Total assets	43	567	—	610	—	321	—	321

Liabilities
At fair value through profit or loss
— Derivatives	20	87	—	107	—	—	—	—
— Stockholders’ debentures	—	2.140	—	2.140	—	2.140	—	2.140
Derivatives designated as hedges	—	88	—	88	—	—	—	—

Total liabilities	20	2.315	—	2.335	—	2.140	—	2.140

	Consolidated on				Parent Company on
	December 31, 2009				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	25	1.536	—	1.561	—	1.098	—	1.098
Derivatives designated as hedges	—	128	—	128	—	—	—	—
Available-for-sale
— Available-for-sale assets	28	—	—	28	—	—	—	—

Total assets	53	1.664	—	1.717	—	1.098	—	1.098

Liabilities
At fair value through profit or loss
— Derivatives	18	162	—	180	—	—	—	—
— Stockholders’ debentures	—	1.306	—	1.306	—	1.306	—	1.306
Derivatives designated as hedges	—	124	—	124	—	—	—	—

Total liabilities	18	1.592	—	1.610	—	1.306	—	1.306

	Consolidated on				Parent Companyon
	January 1, 2009				January 1, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assests
At fair value through profit or loss
— Derivatives	79	6	—	85	—	5	—	5
Available-for-sale
— Available-for-sale assets	461	—	—	461	384	—	—	384

Total assets	540	6	—	546	384	5	—	389

Liabilities
At fair value through profit or loss
— Derivatives	—	1.345	—	1.345	—	1.084	—	1.084
— Stockholders’ debentures	—	886	—	886	—	886	—	886

Total liabilities	—	2.231	—	2.231	—	1.970	—	1.970

Methods and Techniques of Evaluation
•	Assets and liabilities at fair value through profits or loss
Comprise derivatives not designated as hedges and stockholders’ debentures.
•	Derivatives designated or not as hedge
We used evaluation methodologies commonly employed by participants in the derivatives market to the estimated fair value. The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model, widely used by market participants for valuing options. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman, also widely used to price this type of option. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.
•	Stockholders’ Debentures
Their fair values are measured based on market approach, and their reference prices are available on the secondary market.

•	Available-for-sale assets

Comprise the assets that are neither held for trading nor held-to-maturity, for strategic reasons, and have readily available price on the market. Investments are valued based on quoted prices in active markets where available. When there is no market value, we use inputs other than quoted prices.
Measurement of Fair Value Compared to the Accounting Balance
For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	Balance as per	Fair value at
	December 31, 2010	December 31, 2010	Level 1	Level 2	Level 3
Loans (long term)*	42.061	44.233	33.608	10.625	—

*	net of interest of R$584

	Parent Company
	Balance as per	Fair value at
	December 31, 2010	December 31, 2010	Level 1	Level 2	Level 3
— Loans (long term)*	16.272	16.628	13.944	2.684	—

*	net of interest of R$252
25. Stockholders’ Equity
a) Capital
As at December 31, 2010 the capital was R$50.000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

Shareholders	Common	Preferred	Total
Valepar S.A.	1.716.435.045	20.340.000	1.736.775.045
Brazilian government (Tesouro Nacional / BNDES / INSS / FPS)	—	12	12
Foreign investors — ADRs	770.823.059	792.796.327	1.563.619.386
FMP — FGTS	104.732.627	—	104.732.627
PIBB — BNDES	2.811.027	3.870.510	6.681.537
BNDESPar	218.386.481	69.432.771	287.819.252
Foreign institutional investors in the local market	141.625.721	353.940.381	495.566.102
Institutional investors	203.076.695	425.755.018	628.831.713
Retail investors in Brazil	51.458.433	342.795.028	394.253.461
Treasury stock in Brazil	47.375.394	99.649.571	147.024.965

Total	3.256.724.482	2.108.579.618	5.365.304.100

Each holder of common and preferred class A shares is entitled to one vote for each share on the issues presented in the general assembly, except the election of the Board, which is restricted to holders of common shares. The Brazilian government owns twelve special preferred shares, which confer permanent rights to veto over specific items.
The Company is registered with the Securities and Exchange Commission — SEC, which allows its preferred shares and common shares to be traded on the New York Stock Exchange — NYSE in the form of ADR — American Depositary Receipts since June 2000 and March 2002 respectively. Each ADR represents 1 (one) preferred Class “A” or common share, negotiated with the codes “VALEP” and “VALE”, respectively.
Hong Kong Depositary Receipts evidencing our Common Shares and Class A Preferred Shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since December 8, 2010, under the stock code “6210” and “6230”, respectively. Each Common Hong Kong Depositary Receipt represents one Common Share and each Class A Preferred Depositary Receipt represents one Class A Preferred Share.
The holders of common and preferred shares has the same right to receive a mandatory minimum dividend of 25% of annual adjusted net income, based on the books in Brazil, with the approval of the annual general meeting of Stockholders. In the case of preferred Stockholders, this dividend can not be less than 6% of preferred capital determined on the basis of statutory accounting records or, if greater, 3% of equity value per share in BR GAAP.
The directors and executive officers as a group hold 257,295 common shares and 1,145,337 preferred shares.
The Board of Directors may, regardless of statutory reform, deliberate the issuance of new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all no-par-value shares.

The values of undistributed revenue reserves are distributed as follows:

	Year ended December, 31
	2010	2009
Undistributed revenue reserves
Expansion/Investiments
Beginning of the year	45.165	38.883
Capitalization of reserves	(2.435)	—
Intermediary shareholders remuneration	(514)	(371)
Transfer from retained earnings	23.468	6.653

End of the year	65.684	45.165

Unrealized income
Beginning of the year	—	38
Transfer to retained earnings	—	(38)

Legal
Beginning of the year	3.896	3.384
Transfer from retained earnings	1.804	512

End of the year	5.700	3.896

Tax incentive
Beginning of the year	211	91
Capitalization of reserves	(131)	—
Transfer from/to retained earnings	1.022	120

End of the year	1.102	211

Total undistributed revenue reserves	72.486	49.272

Expansion/investment reserve— has the objective to ensure the maintenance and development for the main activities that comprise the company’s corporate purpose, in an amount not exceeding 50% of net income distributed up to the maximum limit of the capital.
Legal reserve — this reserve which is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital.
Tax incentive reserve — this reserve results from an option to designate a portion of income tax due to investments in projects approved by the government as well as tax incentives (note 21).
b) Resources linked to the future mandatory conversion in shares
The mandatory convertible notes to be settled as at December 31, 2010 are presented:

	Date		Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE and VALEP - 2012	July/2009	June/2012	1.858	1.523	6,75% a.a.
The securities have coupons payable quarterly and are entitled to receive additional compensation equivalent to cash distribution paid to holders of American Depositary Shares (ADS). These notes were bifurcated between the equity instruments and liabilities.
Linked resources for future conversion, net of taxes, are equivalent to the maximum quantity of common and preferred shares, as shown below. All shares are currently held in treasury stock.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE and VALEP - 2012	18.415.859	47.284.800	473	1.050
In January 2011 (the subsequent period), Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALEP-2012, R$0.7776700 to R$0.8994610, respectively, and in October 2010, VALE-2012 and VALEP-2012, R$1.381517 and R$1.597876 per note, respectively.
On December 31, 2010, the installment of the convertible notes designated as a liability after the bifurcation, totaled R$170 and R$75 recognized under other short term liabilities and other long term liabilities, respectively.

In June 2010, the notes of Rio and Rio P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.
In April 2010, the Company paid additional interest to holders of mandatorily convertible notes, series RIO and RIO P, R$0.722861 and R$0.857938 per note, respectively, and series VALE-2012 and VALE.P-2012, R$1.042411 and R$1.205663 per note, respectively.
c) Treasury stocks
In September 2010, the Board of Directors approved the repurchase shares program up to the amount of US$2 billion involving up to 64,810,513 common shares and 98,367,748 preferred shares. The shares remain in treasury stock for future sale or cancellation. The repurchase program was completed in October 2010 when the financial limit approved by the Board of Directors was reached.

Classes	Shares quantity				Unit acquisition cost			Average quoted market price
	December 31, 2009	Addition	reduction	December 31, 2010	Average	Low(*)	High	December 31, 2010	December 31, 2009
Preferred	77.582	48.198	(26.130)	99.650	34,69	14,02	46,50	45,08	33,22
Common	74.998	21.683	(49.305)	47.375	28,90	20,07	52,96	51,50	38,23

Total	152.580	69.881	(75.435)	147.025

Shares value with splits: R$1.17 preferred and R$1.67 common.
d) Basic and diluted earnings per share
Basic earnings per share
Basic earnings per share are calculated by dividing the profit attributable to Stockholders of the company by the weighted average number of shares outstanding (total shares less treasury stock).
Diluted earnings per share
Diluted earnings per share are calculated by adjusting the weighted average quantity of shares outstanding to assume conversion of all potential diluted shares. The Company has in its records, mandatorily convertible notes into shares, which will be converted using treasury stock held by the Company. It is assumed that the convertible debt was converted into common shares and net income is adjusted to eliminate interest expense less the tax effect. These notes were recorded as an equity instrument, mainly because there is no option, both for the company and for the holders to liquidate, all or part of, the transactions with financial resources, therefore, recognized net of financial charges, as specific component of Stockholders’ equity.

The values of basic and diluted earnings per share were calculated as follows:

	Consolidated
	December 31, 2010	31 de dezembro de 2009
Net income from continuing operations attributable to the Company’s stockholders	30.292	10.337

Discontinued operations, net of tax	(222)	—

Net income attributable to the Company’s stockholders	30.070	10.337

Interest to convertible notes linked to preferred	(21)	(30)
Interest to convertible notes linked to ordinary	(8)	(28)

Interest to convertible notes linked to ordinary	30.041	10.279

Income available to preferred stockholders	11.514	3.891
Income available to common stockholders	18.155	6.096
Income available to convertible notes linked to preferred shares	267	149
Income available to convertible notes linked to common shares	104	144
Weighted average number of shares outstanding
(thousands of shares) — preferred shares	2.035.783	2.030.700
Weighted average number of shares outstanding
(thousands of shares) — common shares	3.210.023	3.181.706
Treasury preferred shares linked to mandatorily convertible notes	47.285	77.580
Treasury common shares linked to mandatorily convertible notes	18.416	74.998

Total	5.311.507	5.364.984

—Basic
Earnings per preferred share	5,66	0,97
Earnings per common share	5,66	0,97
—Diluted
Earnings per convertible notes linked to preferred share (*)	6,10	1,71
Earnings per convertible notes linked to common share (*)	6,10	2,21

Continuous operations
—Basic
Earnings per preferred share	5,70	—
Earnings per common share	5,70	—
—Diluted
Earnings per convertible notes linked to preferred share (*)	6,14	—
Earnings per convertible notes linked to common share (*)	6,14	—

Discontinued operations
—Basic
Earnings per preferred share	(0,04)	—
Earnings per common share	(0,04)	—
—Diluted
Earnings per convertible notes linked to preferred share (*)	(0,04)	—
Earnings per convertible notes linked to common share (*)	(0,04)	—

(*)	Adjusted period due to new pronouncements to comparative effects, according note 5.
e) Remuneration of Stockholders
These financial statements reflect only the mandatory minimum remuneration, arranged in the Company Bylaws, of 25% on net income of the parent company. In the deliberation of interest on capital, the amount related to income tax withholding IRRF to be withheld will be added to the value of the remuneration proposal.
In line with the Remuneration Policy for Stockholders, approved by the Extraordinary General Meeting held on April 27, 2005, and the announcement published on January 26, 2010, the Board of Directors on October 14, 2010 approved the second installment of the remuneration of stockholders, amounting to R$2.897 in the form of interest on capital, this value is subject to the incidence of income tax withheld at the applicable rate. Of the total amount above, which corresponds to the gross amount of R$0. 555154105 per outstanding share, common or preferred shares of Vale issuance, R$1,222 refers to the second installment of the remuneration approved by the Ordinary General Meeting of 2010 and the remaining amount of R$1,675 refers to the anticipation of distribution of income for the year 2010, based on the balance sheet reported in June 30, 2010.
On January 14, 2011, the Board of Directors approved the extraordinary payment from January 31, 2011, of interest on capital, in the total gross amount of R$1,670, which corresponds to approximately R$0.320048038 per outstanding shares, common or preferred, of Vale issuance, referred to the anticipated distribution of income of the year of 2010, calculated based on the balance sheet of June 30, 2010, this value is subject to the incidence of income tax withheld at the applicable rate.

The following proposal for allocation of 2010 results:

Shareholder remunaration:

Net income	30.070
Retained earnings	6.003
Legal reserve	(1.804)
Tax incentives reserve	(1.022)

Adjusted net income	33.247

Mandatory minimum dividend — 25% (R$1.58819 per outstanding share)	8.312
Statutory dividends on preferred shares:
3% of Stockholders’ equity R$0.705590 per outstanding share	1.417
6% of Capital R$0.586884 per outstanding share	1.179
Minimum dividend in a form of interest on capital (R$1.868456 per outstanding share)	9.779

Proposed remuneration:
Minimum interest on capital	9.779
Interest on capital anticipated on October 2010	(1.675)

Interest on capital proposed on December 31, 2010	8.104

Interest on capital proposed to be paid on December 2011 (subsequent period)	1.670

26. Derivatives
Effects of Derivatives on the balance sheet

								Consolidated
	Assets					Liabilities
					January 1,					January 1,
	December 31, 2010		December 31, 2009		2009	December 31, 2010		December 31, 2009		2009
	Current	Non-current	Current	Non-current	Non-current	Current	Non-current	Current	Non-current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	500	—	1.383	—	—	—	—	—	1.309
EURO floating rate vs. USD floating rate swap	1	—	—	3	5	—	—	—	—	—
Swap USD fixed rate vs. CDI	—	—	—	—	—	33	—	39	24	—
Swap USD floating rate vs. fixed rate	—	—	—	—	—	1	—	1	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	—	6	—	12	2	32
EuroBond Swap	—	—	—	—	—	—	14	—	—	—
Pre Dollar Swap	—	1	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	4	—	—	15	—	—	—	—	—	—

	5	501	—	1.401	5	40	14	52	26	1.341
Commodities price risk
Nickel
Purchase/ sell fixed price	21	1	22	3	79	20	1	4	14	—
Strategic program	—	—	—	—	—	25	—	56	—	—
Maritime Freight	—	—	50	—	—	3	—	—	—	—
Natural gas	—	—	—	—	—	—	—	—	—	4
Aluminum	—	—	—	—	—	—	—	28	—	—
Bunker oil	26	—	85	—	—	—	—	—	—	—
Coal	—	—	—	—	—	3	—	—	—	—
Copper	—	—	—	—	1	1	—	—	—	—

	47	1	157	3	80	52	1	88	14	4
Derivatives designated as hedge
Cash flow hedge	35	—	26	102	—	—	—	—	—	—
Stategic nickel	—	—	—	—	—	—	88	—	—	—
Aluminum	—	—	—	—	—	—	—	124	—	—

	35	—	26	102	—	—	88	124	—	—

Total	87	502	183	1.506	85	92	103	264	40	1.345

	Assets					Liabilities
	December 31, 2010		December 31, 2009		January 1, 2009	December 31, 2010		December 31, 2009		January 1, 2009
	Current	Non-current	Current	Non-current	Non-current	Current	Non-current	Current	Non-current	Non-current
	Controladora
	Ativo					Passivo
	31 de dezembro de 2010		31 de dezembro de 2009		1 de janeiro de 2009	31 de dezembro de 2010		31 de dezembro de 2009		1 de janeiro de 2009
		Não		Não	Não		Não		Não	Não
	Circulante	circulante	Circulante	circulante	circulante	Circulante	circulante	Circulante	circulante	circulante
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	283	—	1.058	—	—	—	—	—	1.084
EURO floating rate vs. USD floating rate swap	1	—	—	3	5	—	—	—	—	—
Pre Dollar Swap	—	1	—	—	—	—	—	—	—	—

	1	284	—	1.061	5	—	—	—	—	1.084
Cash flow hedge	36	—	—	37	—	—	—	—	—	—

	36	—	—	37	—	—	—	—	—	—

Total	37	284	—	1.098	5	—	—	—	—	1.084

Effects of Derivatives on the Income Statement

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	764	3.163	615	2.511
Swap USD floating rate vs. fixed rate	(25)	(5)	—	—
EURO floating rate vs. USD floating rate swap	(1)	(1)	(1)	(1)
AUD floating rate vs. fixed USD rate swap	5	25	—	—
Swap USD fixed rate vs. CDI	(1)	(65)	—	—
Swap NDF	7	—	—	—
Swap floating Libro vs. fixed Libor	(3)	—	—	—
EuroBond Swap	(12)	—	—	—
Swap Convertibles	67	—	67	—
Pre Dollar Swap	1	—	1	—

	802	3.117	682	2.510

Commodities price risk
Nickel
Purchase/ sell fixed price	7	91	—	—
Purchase program protection price	—	(88)	—	—
Strategic program	(156)	(186)	—	—
Copper
Scraps/ strategic copper	(1)	(1)	—	—
Natural gas	—	(9)	—	—
Maritime Freight	(10)	121	—	17
Bunker oil	2	116	—	—
Coal	(8)	—	—	—

	(166)	44	—	17
Embedded derivatives:
Fixed price nickel sell	—	(150)	—	—
Raw material purchase	—	(41)	—	—
Energy purchase/ aluminum option	(88)	—	—	—

	(88)	(191)	—	—

Derivatives designated as hedge
Cash flow hedge	488	—	488	—
Aluminum	—	(31)	—	—

	488	(31)	488	—

Total	1.036	2.939	1.170	2.527

Financial Income	1.341	3.515	1.171	2.529
Financial (Expense)	(305)	(576)	(1)	(1)

	1.036	2.939	1.170	2.528

Effects of derivatives on the cash flow

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(1.647)	(468)	(1.390)	(369)
Swap USD floating rate vs. fixed rate	11	15	—	—
EURO floating rate vs. USD floating rate swap	(1)	(2)	(1)	(2)
AUD floating rate vs. fixed USD rate swap	(16)	(10)	—	—
Swap USD fixed rate vs. CDI	53	3	—	—
Swap NDF	(6)	—	—	—
Swap floating Libro vs. fixed Libor	1	—	—	—
EuroBond Swap	(2)	—	—	—
Swap Convertibles	(67)	—	(67)	—

	(1.674)	(462)	(1.458)	(371)
Commodities price risk
Nickel
Purchase/ sell fixed price	(13)	122	—	—
Strategic program	183	130	—	—
Natural gas	—	12	—	—
Maritime Freight	(43)	(69)	—	—
Bunker oil	(61)	(31)	—	—
Aluminum	28	—	—	—
Coal	4	—	—	(17)

	98	164	—	(17)
Embedded derivatives:
Derivatives designated as hedge
Cash flow hedge	(566)	—	(488)	—
Aluminum	82	8	—	—

	(484)	8	(488)	—

Total	(2.060)	(290)	(1.946)	(388)

Effects of derivatives designated as hedge:
Cash Flow Hedge
The effects of cash flow hedge impact the stockholders’ equity and are presented on the following tables:

	Consolidated
	Currencies	Aluminum	Nickel	Total
Balance at January 1, 2009	—	—	—	—
Fair value measurements	69	(63)	—	5

Total variance on the period	69	(63)	—	5

Balance at December 31, 2009	69	(63)	—	5

Balance at January 1, 2010	69	(63)	—	5
Fair value measurements	427	(25)	(85)	317
Reclassification to results due to realization	(425)	82	—	(342)

Total variance on the period	2	57	(85)	(25)

Balance at December 31, 2010	71	(6)	(85)	(20)

The maturities dates of the consolidated financial instruments are as follows:

Interest rates/ Currencies	December 2019
Aluminum	December 2010
Bunker Oil	December 2011
Freight	December 2010
Nickel	December 2012
Copper	February 2011
Coal	December 2010
Additional information about derivatives financial instruments
Protection program for the Real denominated debt indexed to CDI
•	CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•	CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.
Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$1 billion.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR	Fair Value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014	2015
CDI vs. fixed rate swap
Receivable	$5,542	$7,574	CDI	101.15%	5,743	8,062	6,926
Payable	USD 3,144	USD 3,670	USD	3.87%	(5,412)	(6,959)	(5,456)

Net					331	1,103	1,470	44	418	357	(328)	27	(143)

CDI vs. floating rate swap
Receivable	$428	$792	CDI	103.50%	453	830	317
Payable	USD 250	USD 430	Libor	0.70%	(437)	(739)	(190)

Net					16	91	127	3	40	38	29	19	(110)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP
•	TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP[2] to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.
•	TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR		Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014-2016	2017-2019
Swap T JLP vs. fixed rate swap
Receivable	$2,418	$2,031	TJLP	1.44%	2,072	1,845	126
Payable	USD 1,228	USD 1,048	USD	3.09%	(1,966)	(1,710)	(85)

Net					106	135	41	18	103	106	71	(107)	(67)

Swap TJLP vs. floating rate swap
Receivable	$739	$658	TJLP	0.96%	618	616	16
Payable	USD 372	USD 385	Libor	-0.71%	(571)	(562)	(9)

Net					47	54	7	8	6	138	24	(51)	(70)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the Real denominated fixed rate debt
•	BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. Vale receives fixed rates in Reais and pays fixed rates in U.S. Dollars.

R$ Million
							Realized
	Notional ($ million)			Average	Fair value		Gain/Loss	VaR		Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014	2015	2016
BRL fixed rate vs. USD fixed rate swap
Receivable	$204	—	Fixed	4.50%	157	—	—
Payable	USD 121	—	USD	-1.70%	(156)	—	—

Net					1	—	—	2	10	11	5	2	—	(27)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

[2]	Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Foreign Exchange cash flow hedge — Vale
•	Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
									Fair value
	Notional ($ million)				Fair value		Realized Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	$880	$1,964	Fixed	8.78%	869	1,945	4,664
Payable	USD 510	USD 1,110	USD	0.00%	(833)	(1,908)	(4,176)

Net					36	37	488	7	36

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Foreign Exchange cash flow hedge — Albrás
•	Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
									Fair value
	Notional ($ million)				Fair value		Realized Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	$501	$711	Fixed	6.94%	542	699	655
Payable	USD 251	USD 359	USD	0.00%	(413)	(608)	(577)

Net					129	91	78	3	129

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Aluminum business are held for sale since June 2010.
Foreign Exchange Protection Program on cash flow
•	NDFs — In order to reduce the cash flow volatility, Vale entered into non-deliverable forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million
	Notional (USD million)			Average rate	Fair value		Realized Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(BRL/USD)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	0	60	$	—	—	(0.2)	6.0

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Protection program for the Euro denominated floating rate debt
•	Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of €2.4, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

•

									R$ million
							Realized		Fair value
	Notional ($ million)				Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	€2	€5	EUR	Euribor+0,875%	5.3	12	5.4
Payable	USD 3	USD 5	USD	Libor+1,0425%	(4.5)	(9)	(4.8)

Net					0.8	3	0.6	0.1	0.8

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR.
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
•	EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of €750 million, issued in 2010 by Vale.

												R$ million
							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012	2013	2014
Receivable	€500	—	EUR	4.375%	1,267	—	—
Payable	USD 675	—	USD	4.712%	(1,281)	—	—

Net					(14)	—	—	13	(5)	(5)	(5)	1

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection program for the USD floating rate debt
•	USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$200. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

R$ million
							Realized		Fair value
	Notional ($ million)				Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Receivable	USD 100	USD 200	USD	Libor	167	260	—
Payable			USD	4.795%	(173)	(274)	(11)

Net					(6)	(14)	(11)	0.1	(6)

Type of contracts: OTC Contracts
Protected Item: Vale Canada’s floating rate debt.
The P&L shown in the table above is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

R$ million
							Realized		Fair value
	Notional ($ million)			Average rate	Fair value		Gain/Loss	VaR	by year
Fluxo	31-Dec-10	31-Dec-09	Buy/ Sell	(AUD/USD)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	AUD 7	AUD 41	B	0.66	4	15	16	0.1	4

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs in Australian Dollar.
The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate.
Protection Program for Foreign Exchange and Interest on 2010
On March, Vale contracted similar swap transactions in order to reduce the cash flow volatility due to the foreign exchange transaction of the bond issued in Euro. These swaps were hired and settlement on March, when Vale received R$3.6 million
Between May and June, Vale entered into swap transactions to protect against the market the changes on the foreign exchange rate between U.S. dollars and Brazilian reais in order to reduce the cash flow volatility due to the foreign exchange transaction of the mandatory convertibles. In these swaps, entered Vale paid a fixed rate in U.S. dollars and received a fixed rate in Brazilian reais. On the maturity date, June 14th, Vale received R$67 million.
On September, Vale contracted interest rate swap transactions in order to fix the treasury used in the pricing of Vale’s 10 year bond emission, neutralizing part of the emission cost. These swaps were acquired and settlement on September, when Vale received R$1.5 million.
Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Aluminum Strategic cash flow hedging program
In order to hedge our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.

							R$ million
				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10
Put	—	120.000	B		—	15	0,03
Call	—	120.000	S	—	—	(62)	(29,69)

Net					—	(47)	(29,66)

Forward	—	120.000	S	—	—	(65)	(53)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Aluminum price
The P&L shown for forwards in the table above is offset by the protected items’ P&L due to Aluminum price. Nevertheless, in case of options, which are non-linear instruments, their P&L is partially compensated by the hedged item’s P&L.
Aluminum business are held for sale since June 2010.
Nickel Strategic cash flow protection program
In order to protect our cash flow for 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale’s revenues for these periods.

R$ million
				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10
Forward	—	29,122	S	—	—	(36)	(195)

Type of contracts: OTC and LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Sales Hedging Program
In order to reduce the cash flow volatility in 2010 and 2011, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/ Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	18,750	—	S	21,887	(87)	—	3	23	(87)
Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Strategic cash flow protection program’ or the ‘Nickel Sales Hedging Program’ are executed, the ‘Nickel Fixed Price Program’ is interrupted.

R$ million
				Average			Realized
	Notional (ton)			Strike	Fair Value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012
Nickel Futures	2,172	3,426	B	18,694	22	21	34	5	21	1

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Nickel Futures	108	1,446	S	23,232	(0.3)	(4)	(11)	0	(0.3)

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

R$ million
				Average			Realized		Fair value
	Notional (mt)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011
Forward	240,000	452,000	B	459	19	78	60	3	19

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.
Maritime Freight Hiring Protection Program
In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA - Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.

R$ million
				Average			Realized
	Notional (days)			Strike	Fair Value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/day)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	—	6,125	B	—	—	50	39

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Freight price.
The P&L shown in the table above is offset by the protected items’ P&L due to Freight price.
Coal Sales Protection Program
In order to reduce the cash flow volatility for 2010, Vale entered into hedging transactions to fix the price of a portion of coal sales during the period.

R$ million
				Average			Realized
	Notional (mt)			Strike	Fair Value		Gain/Loss
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Dec-10	31-Dec-09	31-Dec-10

Forward	—	—	S	—	—	—	(8)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price.
Copper Scrap Purchase Protection Program
This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

R$ million
				Average			Realized		Fair value
	Notional (lbs)			Strike	Fair Value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/lbs)	31-Dec-10	31-Dec-09	31-Dec 10	31-Dec-10	2011

Forward	386,675	—	S	4	(0.5)	—	(0.32)	0.1	(0.5)

Tipo de contrato: OTC Contracts
Item protegido: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price
Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2010:

Energy purchase
Energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$1,450/t until US$2,773/t. This clause is considered as an embedded derivative.

				Average			Realized		R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31-Dec-10	31-Dec-10	2011	2012
Call	200,228	200,228	B	2,773	47	45
Call	200,228	200,228	S	1,450	(342)	(299)

Total					(295)	(254)	—	13	(159)	(136)

Aluminum business are held for sale since June 2010.
Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements of Vale Canada Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

								R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Dec-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Dec-10	31-Dec-09	31 -Dec-10	31-Dec-10	2011
Nickel Forwards	1,960	440	S	23,590	(2)	0.3	3		(2)
Copper Forwards	6,389	3,463		8,607	(5)	(1.7)	(1)		(5)

Total					(7)	(1.4)	2	3	(7)

Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

							R$ million
	Notional ($ million)				Fair Value		VaR
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10
Swap fixed rate vs. CDI
Receivable	USD 89	USD 114	USD	1.91%	152	210

Payable	$170	$245	CDI	100.00%	(186)	(272)

Net					(34)	(62	1

Type of contracts: OTC Contracts
Protected Item: Debts indexed to USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.
Hedging program
Swap transactions to fix the rate of part of a USD denominated obligation linked to Libor USD were contracted. In this swap, floating rates (Libor USD) in US Dollars are received and payments linked to a fixed rate also in US Dollars are made.

R$ million
	Notional ($ million)				Fair Value		VaR
Flow	31-Dec-10	31-Dec-09	Index	Average rate	31-Dec-10	31-Dec-09	31-Dec-10
Swap USD floating rate vs.fixed
Receivable	USD 20	USD 20	Libor	Libor + 0,65%	19.7	30.0
Payable			Fixed	3.98%	(20.3)	(30.9)

Net					(0.6)	(0.9)	0.01

Type of contracts: OTC Contracts
Hedged Item: Debts indexed to Libor USD
The P&L shown in the table above is offset by the hedged items’ P&L due to fluctuations in the Libor USD rate.
Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities

Aluminum
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	2,461	OCT11	2,505	AUG12	2,541
JAN11	2,459	NOV11	2,508	SEP12	2,543
FEB11	2,465	DEC11	2,511	OCT12	2,546
MAR11	2,471	JAN12	2,516	NOV12	2,548
APR11	2,477	FEB12	2,520	DEC12	2,551
MAY11	2,481	MAR12	2,525	JAN13	2,553
JUN11	2,487	APR12	2,528
JUL11	2,492	MAY12	2,532
AUG11	2,497	JUN12	2,535
SEP11	2,502	JUL12	2,538

Nickel
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	24,708	SPOT	24,600	SPOT	24,022
JAN11	24,715	NOV11	24,550	SEP12	23,948
FEB11	24,735	DEC11	24,500	OCT12	23,874
MAR11	24,748	JAN12	24,445	NOV12	23,800
APR11	24,755	FEB12	24,390	DEC12	23,725
MAY11	24,745	MAR12	24,335	JAN13	23,663
JUN11	24,730	APR12	24,280
JUL11	24,715	MAY12	24,225
AUG11	24,690	JUN12	24,170
SEP11	24,650	JUL12	24,096

Copper
Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	4.44	MAR11	4.45	MAY11	4.44
JAN11	4.44	APR11	4.44	JUN11	4.43
FEB11	4.44

Bunker Oil
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	505	OCT11	514	AUG12	532
JAN11	505	NOV11	514	SEP12	532
FEB11	503	DEC11	514	OCT12	532
MAR11	503	JAN12	532	NOV12	532
APR11	506	FEB12	532	DEC12	532
MAY11	506	MAR12	532	JAN13	532
JUN11	506	APR12	532
JUL11	511	MAY12	532
AUG11	511	JUN12	532
SEP11	511	JUL12	532

Aluminum — Volatility
Maturity	Vol(%p.a.)	Maturity	Vol (%p.a.)	Maturity	Vol (%p.a.)
VOLSPOT	25.5	VOL9M	27.0	VOL4A	24.5
VOL1M	26.5	VOL1A	26.7	VOL5A	24.0
VOL3M	27.0	VOL2A	25.9	VOL7A	24.0
VOL6M	27.1	VOL3A	25.1	VOL10A	24.0

FFA — Forward Freight Agreement
Maturity	Price (USD/day)	Maturity	Price (USD/day)	Maturity	Price (USD/day)
SPOT	20,009	OCT11	22,333	AUG12	22,083
JAN11	20,283	NOV11	22,333	SEP12	22,083
FEB11	22,021	DEC11	22,333	OCT12	22,083
MAR11	23,042	JAN12	22,083	NOV12	22,083
APR11	23,642	FEB12	22,083	DEC12	22,083
MAY11	23,642	MAR12	22,083	JAN13	21,992
JUN11	23,642	APR12	22,083
JUL11	22,450	MAY12	22,083
AUG11	22,450	JUN12	22,083
SEP11	22,450	JUL12	22,083

Coal
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	128.25	OCT11	119	AUG12	119.75
JAN11	128.25	NOV11	119	SEP12	119.75
FEB11	128.25	DEC11	119	OCT12	119.75
MAR11	128.25	JAN12	119.75	NOV12	119.75
APR11	128	FEB12	119.75	DEC12	119.75
MAY11	128	MAR12	119.75	JAN13	116.5
JUN11	128	APR12	119.75
JUL11	119	MAY12	119.75
AUG11	119	JUN12	119.75
SEP11	119	JUL12	119.75

2. Rates

USD-Brazil Interest Rate
Maturity	Rate (% a.a)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
2/1/2011	2.16	4/1/2013	3.13	10/1/2015	4.48
3/1/2011	2.10	7/1/2013	3.28	1/4/2016	4.62
4/1/2011	2.20	10/1/2013	3.46	7/1/2016	4.74
7/1/2011	2.29	1/2/2014	3.61	1/2/2017	4.88
10/3/2011	2.42	4/1/2014	3.77	1/2/2018	5.10
1/2/2012	2.52	7/1/2014	3.90	1/2/2019	5.36
4/2/2012	2.66	10/1/2014	4.06	1/2/2020	5.58
7/2/2012	2.77	1/2/2015	4.21	1/4/2021	5.81
10/1/2012	2.90	4/1/2015	4.29	1/3/2022	6.04
1/2/2013	2.99	7/1/2015	4.37	1/2/2023	6.28

US Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1M	0.26	USD6M	0.46	USD11M	0.72
USD2M	0.28	USD7M	0.51	USD12M	0.78
USD3M	0.30	USD8M	0.56	USD2A	0.80
USD4M	0.35	USD9M	0.61	USD3A	1.30
USD5M	0.40	USD10M	0.67	USD4A	1.82

TJLP
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
1/3/2011	6.00	7/2/2012	6.00	7/1/2014	6.00
2/1/2011	6.00	10/1/2012	6.00	10/1/2014	6.00
3/1/2011	6.00	1/2/2013	6.00	1/2/2015	6.00
4/1/2011	6.00	4/1/2013	6.00
7/1/2011	6.00	7/1/2013	6.00

BRL Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
1/3/2011	10.66	7/2/2012	12.25	7/1/2014	12.09
2/1/2011	10.78	10/1/2012	12.28	10/1/2014	12.04
3/1/2011	10.91	1/2/2013	12.27	1/2/2015	12.04
4/1/2011	11.16	4/1/2013	12.29	4/1/2015	11.97
7/1/2011	11.62	7/1/2013	12.23	7/1/2015	11.97
10/3/2011	11.91	10/1/2013	12.23	10/1/2015	11.92
1/2/2012	12.05	1/2/2014	12.15	1/4/2016	11.95
4/2/2012	12.17	4/1/2014	12.10	7/1/2016	11.92
3. Currencies

EURO
Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.34	EUR9M	1.34	EUR4A	1.34
EUR1M	1.34	EUR1A	1.34	EUR5A	1.35
EUR3M	1.34	EUR2A	1.34	EUR7A	1.38
EUR6M	1.34	EUR3A	1.34	EUR10A	1.41

AUD
Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1.02	AUD9M	0.99	AUD4A	0.87
AUD1M	1.02	AUD1A	0.98	AUD5A	0.85
AUD3M	1.01	AUD2A	0.93	AUD7A	0.82
AUD6M	1.00	AUD3A	0.90	AUD10A	0.78

Currencies — Ending rates
USD/CAD	1.0020	USD/BRL	1.6662	EUR/USD	1.3372

Sensitivity Analysis on Derivatives from Parent Company
We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2010 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:
•	MtM: the mark to market value of the instruments as at December 31st, 2010;

•	Scenario I: unfavorable change of 25% — Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario II: favorable change of 25% — Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•	Scenario III: unfavorable change of 50% — Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario IV: favorable change of 50% — Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis — Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the	CDI vs. USD fixed rate swap	USD/BRL fluctuation	331	(1,353)	1,353	(2,705)	2,705
Real denominated debt indexed		USD interest rate inside Brazil variation		(91)	87	(187)	170
to CDI		Brazilian interest rate fluctuation		(28)	33	(49)	72
		USD Libor variation		(10)	10	(20)	19
	CDI vs. USD floating rate swap	USD/BRL fluctuation	16	(109)	109	(219)	219
		Brazilian interest rate fluctuation		0.05	0.06	0.25	0.20
		USD Libor variation		(0.4)	0.3	(0.9)	0.4
	Protected Items - Debt indexed to CDI	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	106	(491)	491	(983)	983
Real denominated debt indexed		USD interest rate inside Brazil variation		(32)	30	(66)	59
to TJLP		Brazilian interest rate fluctuation		(67)	73	(129)	152
		USD Libor variation		(1)	1	(2)	2
		TJLP interest rate fluctuation		(80)	79	(161)	157
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	47	(143)	143	(287)	287
		USD interest rate inside Brazil variation		(11)	10	(22)	19
		Brazilian interest rate fluctuation		(16)	18	(31)	37
		TJLP interest rate fluctuation		(39)	38	(77)	77
		USD Libor variation		(20)	20	(41)	41
	Protected Items - Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the	BRL fixed rate vs. USD	USD/BRL fluctuation	1	(39)	39	(78)	78
Real denominated fixed rate debt		USD interest rate inside Brazil variation		(1)	1	(3)	3
		Brazilian interest rate fluctuation		(4)	5	(8)	10
	Protected Items - Debts indexed to BRL	USD/BRL fluctuation	n.a.	39	(39)	78	(78)
Foreign Exchange cash flow hedge — Vale	BRL fixed rate vs. USD	USD/BRL fluctuation	36	(208)	208	(416)	416
		USD interest rate inside Brazil variation		(4)	4	(9)	8
		Brazilian interest rate fluctuation		(19)	20	(37)	40
	Hedged Items - Part of Revenues
	denominated in USD	USD/BRL fluctuation	n.a.	208	(208)	416	(416)
Foreign Exchange cash flow hedge — Albras	BRL fixed rate vs. USD	USD/BRL fluctuation		(103)	103	(207)	207
		USD interest rate inside Brazil variation	129	(1)	1	(3)	2
		Brazilian interest rate fluctuation		(7)	7	(14)	15
	Hedged Items - Part of Revenues
	denominated in USD	USD/BRL fluctuation	n.a.	103	(103)	207	(207)
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	USD/BRL fluctuation	0 8	(0.2)	0.2	(0.4)	0.4
		EUR/USD fluctuation		(1)	1	(3)	3
		EUR Libor variation		(0.01)	0.01	(0.01)	0.01
		USD Libor variation		(0.00)	0.00	(0.00)	0.00
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	1	(1)	3	(3)
Protection program for the	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(14)	(5)	5	(9)	9
Euro denominated fixed rate debt		EUR/USD fluctuation		(315)	315	(630)	630
		EUR Libor variation		(9)	9	(19)	19
		USD Libor variation		(14)	13	(28)	27
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	315	(315)	630	(630)
Protection Program for the USD	USD floating rate vs. USD fixed rate	USD/BRL fluctuation	(6)	(2)	2	(4)	4
floating rate debt	swap	USD Libor variation		(0)	0	(1)	1
	Protected Items - Vale Inco's Floating
	rate debt	USD Libor variation	n.a.	0	(0)	1	(1)
Foreign Exchange Protection	Australian dollar forwards	USD/AUD fluctuation		(3)	3	(6)	6
Program on Coal Fixed Price Sales		USD/BRL fluctuation	4	(1)	1	(2)	2
		Libor USD fluctuation		0 00	0 00	0 00	0 00
	Protected Item: Part of Vale's costs
	in Australian Dollar	USD/AUD fluctuation	n.a.	3	(3)	6	(6)

Sensitivity analysis — Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales	Sale of nickel	Nickel price fluctuation	(87)	(189)	189	(377)	377
hedging program	future/forward	Libor USD fluctuation		0	0	(1)	1
	contracts	USD/BRL fluctuation		(18)	18	(37)	37
	Hedged Item: Part of	Nickel price fluctuation	n.a.	189	(189)	377	(377)
	Vale’s revenues
	linked
	to Nickel price
Nickel fixed	Purchase of nickel	Nickel price fluctuation	22	(22)	22	(44)	44
price program	future/forward	Libor USD fluctuation		(0.0)	0.0	(0.1)	0.1
	contracts	USD/BRL fluctuation		(5)	5	(10)	10
	Protected Item:	Nickel price fluctuation	n.a.	22	(22)	44	(44)
	Part of Vale’s
	nickel revenues
	from sales with
	fixed prices
Nickel purchase	Sale of nickel	Nickel price fluctuation	(0.3)	(1)	1	(2)	2
protection program	future/forward	Libor USD fluctuation		(0.000)	0.000	(0.001)	0.001
	contracts	USD/BRL fluctuation		0.0	0.0	(0.1)	0.1
	Protected Item:	Nickel price fluctuation	n.a.	1	(1)	2	(2)
	Part of Vale’s
	revenues linked to
	Nickel price
Bunker Oil Purchase	Bunker Oil forward	Bunker Oil price fluctuation	19	(51)	51	(103)	103
Protection Program		Libor USD fluctuation		(0.1)	0.1	(0.3)	0.3
		USD/BRL fluctuation		(5)	5	(11)	11
	Protected Item:	Bunker Oil price fluctuation	n.a.	51	(51)	103	(103)
	part of Vale’s
	costs linked to
	Bunker Oil price
Copper Scrap	Sale of copper	Copper price fluctuation	(0.5)	(1)	1	(1)	1
Purchase Protection	future/forward	Libor USD fluctuation		0.000	0.000	0.000	0.000
Program	contracts	BRL/USD fluctuation		(0.1)	0.1	(0.2)	0.2
	Protected Item:	Copper price fluctuation	n.a.	1	(1)	1	(1)
	Part of Vale’s
	revenues linked to
	Copper price

Sensitivity analysis — Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives — Raw	Embedded derivatives —Raw material	Nickel price fluctuation	(2)	(6)	6	(13)	13
material purchase (Niquel)	purchase	BRL/USD fluctuation		(0)	0	(1)	1
Embedded derivatives — Raw	Embedded derivatives —Raw material	Copper price fluctuation	(5)	(25)	25	(51)	51
material purchase (Cobre)	purchase	BRL/USD fluctuation		(2)	2	(5)	5
Embedded derivatives —	Embedded derivatives —Energy	Aluminum price fluctuation	(295)	(94)	155	(128)	274
Energy purchase	purchase —Aluminum Options	BRL/USD fluctuation		(73)	73	(145)	145
Sensitivity Analysis on Derivatives from jointly controlled companies

						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed	USD/BRL fluctuation	(34)	(38)	38	(76)	76
	rate swap	USD interest rate inside Brazil variation		(0.5)	0.5	(1.0)	1.0
		Brazilian interest rate fluctuation		0.00	0.00	0.00	0.00
	Protected Item —Debt indexed to USD	USD/BRL fluctuation	n.a.	38	(38)	76	(76)
Hedging program	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(0.6)	(0.1)	0.1	(0.3)	0.3
		USD Libor variation		(0.0)	0.0	(0.1)	0.1
	Hedged Item —Debt indexed to Libor	USD Libor variation	n.a.	0.0	(0.0)	0.1	(0.1)
Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.

						Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation
Funding	Debt denominated in USD	USD/BRL fluctuation	(7,077)	7,077	(14,154)	14,154
Funding	Debt denominated in EUR	EUR/USD fluctuation	(6)	6	(12)	12
Cash Investments	Cash denominated in BRL	No fluctuation
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(1 ,821)	1,821	(3,641)	3,641
Financial counterparties ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2010.

Vale’s Counterparty	Moody’s*	S&P*
Banco Santander	Aa3	AA
Itau Unibanco*	A2	—
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A+
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB-
Banco Votorantim*	A3	BB+
Credit Agricole	Aa2	AA-
Standard Bank	A3	A
Deutsche Bank	A1	A+
BNP Paribas	Aa3	AA
Standard Bank	—	—
Citigroup	Baa1	A
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zeland Banking	Aa2	AA
Banco Amazônia SA	—	—
Societe Generale	Aa3	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A-
Goldman Sachs	A2	A
Bank of China	A1	A-
Barclays	Baa1	A+
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	AA

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating

27. Information by Business Segment and Consolidated Revenues by Geographic Area
The Company discloses information by consolidated operating business segment and revenues by consolidated geographic area in accordance with the principles and concepts as the “main manager of operations” by which financial information should be presented in the internal bases used by decision makers to performance evaluation of the segments and to decide how to allocate resources to segments.
The Executive Board, based on the available information makes analysis for strategic decision making, reviewing and directing the application of resources, considering the performance of the productive sectors, of the business and performing analysis of results by geographic segments from the perspective of marketing, market concentration, logistics operation and product placement.
     Our data was analyzed by product and segment as follows:
Bulk Material — includes the extraction of iron ore and pellet production and transport systems of North and Southeast, including railroads, ports and terminals, and related mining operations. The manganese ore and ferroalloys are also included in this segment.
Basic metals — comprises the production of non-ferrous minerals, including nickel (co-products and byproducts), copper and aluminum — includes the trading of aluminum, alumina refining and aluminum smelting metals and investments in joint ventures and associated bauxite mining.
Fertilizers — comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.
Logistic services — includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.
Others — comprises our investments in joint ventures and associate in other businesses.
Information presented to senior management with the performance of each segment is generally derived from accounting records maintained in accordance with accounting principles generally accepted in Brazil, with some minor reallocations between segments.

Results by segment — before eliminations (segment)

								Annual period ended
	December 31, 2010							December 31, 2009
						Elimination							Eliminination
						and							and
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated
Net income
Revenue	108.410	18.992	3.456	4.033	2.399	(54.065)	83.225	53.218	17.948	810	3.303	1.107	(27.890)	48.496

Cost and expenses	(66.485)	(15.596)	(3.284)	(3.225)	(2.469)	54.065	(36.994)	(37.115)	(16.327)	(420)	(2.379)	(1.525)	27.890	(29.876)
Deprecitation, depletion and amortization	(2.605)	(2.436)	(374)	(271)	(55)	—	(5.741)	(2.169)	(2.810)	(56)	(366)	(46)	—	(5.447)

	39.320	960	(202)	537	(125)	—	40.490	13.934	(1.189)	334	558	(464)	—	13.173

Financial Results	(1.118)	(1.558)	109	(13)	(183)	—	(2.763)	2.836	(649)	—	(99)	6	—	2.094
Gain on sale of assets	—	—	—	—	—	—	—	174	(191)	—	—	110	—	93
Results of equity interests, on non-controlling entities	113	(2)	—	6	(165)	—	(48)	75	1	—	4	19	—	99
Income tax and social contribution	(7.420)	430	(5)	(77)	36	—	(7.036)	(5.783)	962	—	(134)	1	—	(4.954)

Income from continuing operations	30.895	(170)	(98)	453	(437)	—	30.643	11.236	(1.066)	334	329	(328)	—	10.505
Results on discontinued operations	—	(222)	—	—	—	—	(222)	—	—	—	—	—	—	—

Net income of the period	30.895	(392)	(98)	453	(437)	—	30.421	11.236	(1.066)	334	329	(328)	—	10.505

Income attributable to non-controlling shareholders	(39)	(347)	39	—	(4)	—	(351)	22	(179)	—	—	(11)	—	(168)

Income attributable to the Company’s shareholders	30.856	(739)	(59)	453	(441)	—	30.070	11.258	(1.245)	334	329	(339)	—	10.337

Sales classified by geographic area:

America, except United States	2.748	2.714	70	24	30	(1.622)	3.964	1.091	2.704	—	4	—	(1.177)	2.622
United States of America	232	1.380	—	2	918	(99)	2.433	77	1.762	—	—	585	(160)	2.264
Europa	23.156	5.588	10	12	191	(12.721)	16.236	12.309	5.186	—	—	2	(9.416)	8.081
Middle East/Africa/Oceania	5.401	463	32	—	—	(2.015)	3.881	2.324	701	—	—	—	(1.412)	1.613
Japan	12.285	2.489	—	—	18	(5.489)	9.303	5.067	1.802	—	—	—	(2.161)	4.708
China	46.679	1.683	—	—	4	(20.784)	27.582	24.777	1.757	—	119	53	(8.065)	18.641
Asia, except Japan and China	8.837	3.125	23	—	2	(4.348)	7.639	3.660	2.264	—	—	61	(1.860)	4.125
Brazil	9.072	1.550	3.321	3.995	1.236	(6.987)	12.187	3.913	1.772	810	3.180	406	(3.639)	6.442
Gross revenue	108.410	18.992	3.456	4.033	2.399	(54.065)	83.225	53.218	17.948	810	3.303	1.107	(27.890)	48.496

Assets
Fixed assets and intangibles	56.150	58.166	17.056	7.050	9.939	—	148.361	43.154	61.235	2.491	7.140	11.368	—	125.388
Investments	480	18	—	224	3.223	—	3.945	525	22	—	218	3.797	—	4.562

28. Cost of Goods Sold and Services Rendered, and Expenses by Nature
The costs of goods sold and services rendered are as follows:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cost of goods sold and services rendered
Wages	3.921	4.077	2.029	1.879
Material	6.071	5.943	2.959	2.716
Fuel oil and gas	3.615	2.777	1.597	1.128
Outsourcing services	4.640	4.274	3.720	2.904
Energy	2.243	1.760	1.090	747
Purchase products	1.903	1.219	1.741	363
Depreciation and deplition	4.916	4.642	1.669	1.636
Others	6.447	3.058	3.087	2.276

Total	33.756	27.750	17.892	13.649

The costs are demonstrated in the tables as follows:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Selling and Administrative expenses
Personal	828	640	507	377
Services (consulting, infrastructure and others)	624	385	376	213
Advertising and publicity	221	199	213	184
Depreciation	427	385	314	295
Travel Expenses	52	36	24	15
Taxes and rents	94	87	33	14
Indigenous communities	20	21	20	21
Rouanet law	104	43	90	43
Others	250	148	134	62
Sales (*)	581	403	37	20

Total	3.201	2.347	1.748	1.244

(*)	It represents primarily, expenditures with offices abroad, and the allowance for doubtful receivables.

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Others operationals expenses(revenues), net
Provision for contingency	242	230	88	236
Provision for loss with taxes credits (ICMS)	210	259	23	81
Provision for variable remuneration	453	320	266	196
Vale do Rio Doce Foundation — FVRD	96	99	92	99
Recovery taxes (PIS/COFINS)	—	—	—	(295)
Provision for disposal of materials/inventory	191	9	4	—
Usufruct shares	32	32	—	—
Disposals of mining rights	97	—	—	—
Pre operational, plant stoppages and idle capacity	1.968	1.998	82	596
Research and development	1.567	1.964	1.003	1.314
Others	922	315	204	14

Total	5.778	5.226	1.762	2.241

29. Financial Income and Costs
The table below shows in detail the financial results that occurred during the periods recorded by nature and competence:

	Consolidated		Parent Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Interest	(2.155)	(1.859)	(2.042)	(2.253)
Labor, tax and civil contingencies	(282)	(160)	(261)	(156)
Derivatives	(305)	(576)	(1)	(1)
Monetary and exchange rate variation	(804)	(6.175)	(893)	(33)
Stockholders’ debentures	(849)	(437)	(849)	(437)
IOF	(137)	(72)	(57)	(15)
Others	(1.367)	(763)	(531)	(408)

	(5.899)	(10.042)	(4.634)	(3.303)

Financial revenue
Related parties	1	—	73	41
Short-term investments	434	705	210	318
Derivatives	1.341	3.515	1.171	2.529
Monetary and exchange rate variation	1.247	7.755	1.542	10.370
Others	113	161	17	78

	3.136	12.136	3.013	13.336

Financial results, net	(2.763)	2.094	(1.621)	10.033

Monetary and exchange rate variation
Cash and cash equivalents	(192)	(3.446)	(16)	(33)
Loans and financing	1.247	7.755	367	523
Related parties	—	—	1.174	9.724
Others	(612)	(2.729)	(877)	123

Net	442	1.580	648	10.337

30. Commitments
Nickel Project — New Caledonia
Regarding the agreement on tax relief for finance lease sponsored by the French Government, we provide some assurances in December 2004 in favor of New Caledonia Vale SAS (“VNC”) for which we guarantee payments due from the VNC to a maximum amount of US$100 million (equivalent to R$167 on December 31, 2010) (“Maximum Amount”) in relation to indemnity. This guarantee was provided by BNP Paribas for the benefit of taxes investors of Gnifi, a special purpose entity that owns a portion of assets in our nickel cobalt processing plant in New Caledonia (Girardin Assets). We also provide an additional guarantee covering the payments due to VNC of (a) amounts that exceed the Maximum Amount in relation to indemnity and (b) certain other amounts payable by VNC under the lease agreement covering the Girardin Assets. This guarantee was provided by BNP Paribas for the benefit of GniFi.
Another commitment related to VNC was that Girardin Assets would be substantially completed by December 31, 2009. Due to the Administration delay, proposed an extension of the term to December 31, 2010, which was accepted. Consequently, the benefits of the financing structure are highly probable and we do not anticipate losses from the tax advantages provided under this financing structure.
In 2009, two new bank guarantees totaling US$58 million (€$43 million, equivalent to R$97 in December 31, 2010 were agreed). The new agreement was made by us in the name of VNC and in favor of the South Province of New Caledonia in order to ensure the performance of VNC with respect to certain obligations environmental concerns in relation to a metallurgical plant and storage facility for waste of Kwe West.
Sumic Nickel Netherlands BV (Sumic), holder of 21% shares of VNC, have an option to sell to us 25%, 50% or 100% of its shares of VNC. The option may be exercised if the defined cost of the initial project of development of nickel-cobalt as defined by funding granted to VNC, and in local currency converted to US dollars at specific exchange rates, in the form of financing Girardin, Stockholders’ loans and equity contributions from Stockholders to VNC exceed US$4.2 billion (equivalent to R$7 billion in December 31, 2010) and an agreement is not reached on how to proceed with the project. On February 15, 2010, we added formally to our agreement with Sumic to raise the limit to approximately US$4.6 billion at specific exchange rates 7,7 billion in December 31, 2010. On May 27, 2010 the limit was reached, and in October 22, 2010 an agreement was signed to extend the date of the put option for the first half of 2011. On January 25, 2011 a further extension of the agreement was signed extending the date of the put option to the second half of 2011.
We granted a warranty covering certain indemnity payments of VNC (Vale Inco New Caledonia) to supplier, under a supply agreement for electricity (“ESA”), concluded in October 2004 for the VNC project. The amount of indemnity payments depends on a number of factors, including whether the termination of ESA is the result of any breach of contract by the VNC and that date of early termination of contract. During the first quarter of 2010 the supply of electricity by ESA began and guaranteed amounts were reduced Lifelong ESA based on the maximum amount. On December 31, 2010, the guarantee was US$169 million (€$126 million, equivalent to R$282 on December 31, 2010).
In February 2009, we and our subsidiary Vale Newfoundland and Labrador Limited (“VNL”) celebrate additions to the Development Agreement of Voisey’s Bay with the Government of Newfoundland and Labrador, Canada, which allows VNL to ship up to 55,000 t of nickel concentrate from mines in the area of Voisey’s Bay. As part of the agreement, VNL has agreed to provide to the Government of Newfoundland and Labrador financial security in the form of letters of credit, each one in the amount of US$16 million (CAD$16 million equivalent to R$27 in December 31, 2010) for each shipments of nickel concentrate sent out of the province from January 1, 2009 through August 31, 2009. The amount of this collateral was US$110 million (CAD$112 million) (equivalent to R$183 on December 31, 2010) based on the seven shipment of nickel concentrate, and at December 31, 2010, US$11 million (CAD$11 million) (equivalent to R$18 on December 31, 2010) remaining open.
On December 31, 2010 there was an additional US$114 million (equivalent to R$190 on December 31, 2010) of letters of credit issued and unsettled in accordance with our revolving line of credit as well as an additional US$39 million (equivalent to R$65 in December 31, 2010) in letters of credit and US$57 million (equivalent to R$95 on December 31, 2010) in bank guarantees issued and unsettled. These are associated with environmental complaints and other operational items associated, as well as insurance, electricity commitments and rights to import and export.
Leasing
The table below shows the minimum value of future annual payments of operating leases at December 31, 2010.
Years ended December 31:

2011	178
2012	178
2013	178
2014	178
2015 and after	1.820

Total	2.532

The total expenses with operating leases on December 31, 2010 and 2009 was R$178 and R$198, respectively.
Concession Contracts and Sub-concessions
(a) Rail companies
The Company and certain group companies entered into with the Union, through the Ministry of Transport, concession agreements for exploration and development of public rail transport of cargo and leasing of assets for the provision of such services. The accounting records of grants and sub-concessions are presented in notes 16 and 23.
The concession terms for the railroad are:

Railroads	End of the concession period
Vitória a Minas e Carajás (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (Indirect via FCA)	August 2026
Malha Sudeste (Indirect via MRS)	December 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*)	Concessions not onerous.
The grant shall be terminated with the completion of one of the following events: termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

The concessions, sub-concessions and leasing of the subsidiaries companies are recorded in the concept of operational lease and presents the following.

	FNS		FCA	MRS
Railroads
1) Total number of plots	3		112	118
2) Periodicity of payments	(*	)	Quarterly	Quarterly
3) Update index	IGP-DI FGV		IGP-DI FGV	IGP-DI FGV
4) Plots paid	2		47	50
5) Plots updated value
Concession	R$0		R$2	R$3
Leasing	R$0		R$29	R$49
Subconcession	R$496		R$0	R$0

(*)	In accordance with the delivery of each stretch of the railway
(b) Port
The Company has specialized port terminals, as follows:

		Expiration of the
Terminal	Location	concession term
Terminal de Tubarão, Praia Mole e Granéis Líquidos	Vitória - ES	2020
Terminal de Praia Mole	Vitória - ES	2020
Terminal de Produtos Diversos	Vitória - ES	2020
Terminal de Granéis Líquidos	Vitória - ES	2020
Terminal de Vila Velha	Vila Velha - ES	2023
Terminal Marítimo de Ponta da Madeira — Píer I e III	São Luís - MA	2018
Terminal Marítimo de Ponta da Madeira — Píer II	São Luís - MA	2010 (*	)
Terminal Marítimo Inácio Barbosa	Aracaju - SE	2012
Terminal de Exportação de Minério — Porto de Itaguaí	Rio de Janeiro - RJ	2021
Terminal Marítimo da Ilha Guaíba — TIG — Mangaratiba	Rio de Janeiro - RJ	2018

(*)	The extension of the duration for 36 months until the date that of a new price bidding
31. Related Parties
Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.
In the normal course of operations, Vale contract rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions with interest rate of 94% of CDI.
The balances of these related party transactions and their effect on financial statements may be identified as follows:

						Consolidated
						Assets
	December 31, 2010		December 31, 2009		January 1, 2009
	Customers	Related parties	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	1	—	1	2	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	216	—	29	—	8	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	1	—	35	7
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	—	—	10	1
Korea Nickel Corporation	20	—	19	—	90	—
MRS Logistica S.A.	1	—	—	—	—	—
Samarco Mineração S.A.	44	6	10	37	1	11
Other	189	92	31	29	115	9

Total	471	98	91	68	261	28

Recorded as :
Current	471	90	91	4	261	28
Non-Current	—	8	—	64	—	—

	471	98	91	68	261	28

						Consolidated
						Liabilities
	December 31, 2010		December 31, 2009		January 1, 2009
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	25	—	19	—	23	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	5	1	5	2	18	8
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	245	—	28	1	15	51
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	8	—	5	—	46	27
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	9	10	8	10	23	58
Minas da Serra Geral	8	—	8	14	8	7
Mineração Rio do Norte S.A.	25	—	26	—	53	—
MRS Logistica S.A.	8	—	310	108	168	125
Mitsui & CO, LTD	101	—	45	—	—	—
Other	118	16	55	1	49	11

Total	552	27	509	136	403	287

Recorded as :
Current	552	24	509	33	403	162

Non-current	—	3	—	103	—	125

	552	27	509	136	403	287

						Parent Company
						Assets
	December 31, 2010		December 31, 2009		January 1, 2009
	Custormers	Related parties	Custormers	Related parties	Custormers	Related parties
ALUNORTE — Alumina do Norte do Brasil S.A.	2	18	33	72	65	127
Baovale Mineração S.A.	2	3	3	—	3	2
Companhia Portuária Baía de Sepetiba — CPBS	1	6	—	—	1.184	—
CVRD OVERSEAS Ltd.	1.244	—	545	—	—	—
Ferrovia Centro — Atlântica S.A.	50	44	59	68	61	30
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	438	—	60	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR	4	677	6	687	10	678
MRS Logistica S.A.	1	21	1	6	1	17
Salobo Metais S.A.	7	5	3	234	2	234
Samarco Mineração S.A.	88	13	21	75	1	378
Vale International S.A.	15.614	1.553	1.672	4.653	7.857	3.102
Vale Manganês S.A.	32	182	36	181	7	597
Other	274	537	167	226	253	465

Total	17.757	3.059	2.606	6.202	9.444	5.630

Recorded as:
Current	17.757	1.123	2.606	4.360	9.444	2.232
Non-current	—	1.936	—	1.842	—	3.398

	17.757	3.059	2.606	6.202	9.444	5.630

						Parent Company
						Liabilities
	31 de dezembro de 2010		31 de dezembro de 2009		01 de janeiro de 2009
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
ALUNORTE — Alumina do Norte do Brasil S.A.	15	—	16	—	13	—
Baovale Mineração S.A	51	—	39	—	46	—
Companhia Portuária Baía de Sepetiba — CPBS	28	—	30	2	—	80
CVRD OVERSEAS Ltd.	—	217	—	491	—	790
Ferrovia Centro — Atlântica S.A.	19	—	14	2	13	57
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	9	—	9	—	36	12
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	500	—	57	2	31	104
Minerações Brasileiras Reunidas S.A. — MBR	32	271	30	88	28	22
MRS Logistica S.A.	25	—	433	—	224	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	18	21	17	21	47	139
Salobo Metais S.A.	—	—	16	—	—	—
Samarco Mineração S.A	4	32.412	42	34.808	30	46.252
Vale Manganês S.A.	101	—	45	—	—	—
Others	199	2	97	40	151	133

Total	1.001	32.923	845	35.454	619	47.589

Recorded as:
Current	1.001	5.326	845	7.343	619	9.578
Non-current	—	27.597	—	28.111	—	38.011

	1.001	32.923	845	35.454	619	47.589

						Consolidated
		Income		Cost/Expense		Financial
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Baovale Mineração S.A	8	5	18	18	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	103	33	1	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	386	75	477	68	3	(2)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	40	17	1	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	67	44	1	(1)
Log-in S.A.	10	28	—	—	(0)	1
Mineração Rio do Norte S.A.	—	—	165	240	(0)	—
MRS Logistica S.A.	16	13	610	526	33	(30)
Samarco Mineração S.A	360	92	—	—	—	—
Mitsui & Co Ltd	—	—	2	61	—	—
Others	12	2	37	11	4	—

Total	792	215	1.518	1.018	42	(32)

						Parent Company
		Income	Cost/Expense			Financial
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
ALBRAS — Alumínio Brasileiro S.A.	159	130	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	284	368	151	131	(1)	(22)
Baovale Mineração S.A.	16	10	36	37	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	206	66	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	828	161	1.141	130	2	(3)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	88	35	2	(1)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	263	89	2	63
Companhia Portuária Baia de Sepetiba — CPBS	—	—	310	291	(0)	(7)
CVRD Overseas Ltd.	6.511	2.551	—	—	(108)	131
Ferrovia Centro — Atlântica S.A.	196	182	97	9	10	5
Ferrovia Norte Sul S.A.	13	—	—	—	—	—
Vale Canada Limited	8	—	—	—	43	—
MRS Logistica S.A.	22	19	1.035	899	71	—
Samarco Mineração S.A.	719	184	—	—	—	—
Vale Energia S.A.	1	—	435	217	—	—
Vale International S.A.	36.418	19.002	—	—	(458)	8.370
Vale Manganês S.A.	93	72	—	—	—	—
Mitsui & Co Ltd	—	—	2	61	—	—
Others	78	18	—	22	19	26

Total	45.345	22.697	3.764	1.986	(415)	8.562

Additionally, Vale retains with its Stockholders, Banco Nacional de Desenvolvimento Social and the BNDES Participacoes S. A., values of R$3.618 and R$1,232 as at December 31, 2010, relating to operations of interest-bearing loans at market interest rates, whose maturity is September 2029. The operations generated interest expense in the amount of R$147. And financial transactions with Bradesco in the amount of R$956 as at December 31, 2010, generated in income interest expenses in the amount of R$9.

Total remuneration of members of the board of directors and statutory auditors. The remuneration of key management can be presented as follows:

	As of December 31,
	2010	2009
Short-term benefits:	56	37

- Wages or pro-labor	17	15
- Direct and indirect benefits	18	3
- Bonus	21	19
Long-term benefits:	30	11

- Based on stock	30	11
Termination of position	4	4

	90	52

Additional Information (unaudited)
Social Balance
The Company presents annually its sustainability report, prepared in accordance with the guidelines of Global Reporting Initiative (GRI), which reaffirms the commitment to strategically reinforce strategically the sustainable development by means of major global guidelines, in particular the Sustainable Development Policy of the Company, which aims to build a social, economic and environmental legacy in regions where it operates, composed of the pillars of Sustainable Operator, Catalyst for Local Development and Global Agent of Sustainability. Within these principles and guidelines, the Company publishes the social balance that demonstrates the indicators of social, environmental, functional quantitative and relevant information regarding corporate citizenship that was prepared in accordance with the Resolution of the Federal Accounting Council — CFC 1003. The information presented has been obtained through the auxiliary records and of certain management information of the Company, the direct and indirect subsidiaries and jointly controlled entities.
Besides technical and economic aspects, the Company considers the aspects of legal, environmental and health and safety in selecting its suppliers. From a legal standpoint, it is required legally on the tax and labor and social security questions. The environmental aspect is verified by documents that evidencing the legally of the operations of suppliers with the competent organs, in addition to evidence of implementation of policies of environmental preservation. The commitment to health and safety is evaluated through a questionnaire that measures the practice of preventive policies. It also considered the importance of the supplier performance in their region of origin. Besides hiring suppliers taking into consideration the above criteria, the Company also implements the Supplier Development Program (PDF). By fostering the development of suppliers, PDF unfolds in benefits also to the community and to the business in the region, supporting their socioeconomic development. Besides hiring suppliers taking into consideration the above criteria, Vale has, in partnership with the federations of industries, government agencies and other entities of classes, regional development programs of suppliers. To strengthen relationships with our small and medium regional suppliers through training and tools to promote the realization of business with local suppliers, promoting entities’ growth, generate employment and income, contributing to sustainable development in the areas we serve, Vale implemented the INOVE (innovate) program.

	Consolidated			Parent company
	2010	2009	2010	2009

Basis of calculation
Gross revenue	85.345	49.812	52.905	27.285
Operating income before financial results and equity results	40.490	13.173	29.984	9.296
Gross payroll	4.544	2.549	2.650	2.127

	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income

Labor indicators
Nutrition	373	8%	1%	295	12%	2%	323	12%	1%	251	12%	3%
Compulsory payroll charges	1.056	23%	3%	792	31%	6%	760	29%	3%	634	30%	7%
Transportation	184	4%	0%	159	6%	1%	159	6%	1%	136	6%	1%
Pension Plan	267	6%	1%	208	8%	2%	119	4%	0%	106	5%	1%
Health	481	11%	1%	339	13%	3%	227	9%	1%	226	11%	2%
Education	140	3%	0%	105	4%	1%	99	4%	0%	85	4%	1%
Nursery	3	0%	0%	3	0%	0%	3	0%	0%	3	0%	0%
Employee profit sharing plan	842	19%	2%	868	34%	7%	778	29%	3%	635	30%	7%
Others	119	3%	0%	86	3%	—	98	4%	0%	68	3%	1%

Total — Labor indicators	3.467	77%	8%	2.855	111%	23%	2.566	97%	9%	2.144	101%	23%

		% of			% of			% of			% of
	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income	Amount	Payroll	Operating income

Social Indicators
Taxes (excluding payroll charges)	9.543	24%	11%	5.810	44%	12%	9.035	30%	17%	6.336	68%	23%
Taxes paid recover	(1.725)	-4%	-2%	(571)	-4%	-1%	(1.582)	-5%	-3%	(532)	-6%	-2%
Citizenship investments	690	2%	1%	489	4%	1%	618	2%	1%	482	5%	2%
Social actions and projects	490	1%	1%	370	3%	1%	421	1%	1%	366	4%	1%
Culture	173	—	—	100	—	—	172	—	—	97	—	—
Native community	27	—	—	19	—	—	25	—	—	19	—	—
Environmental investments	1.271	3%	1%	1.397	11%	3%	626	2%	1%	1.156	12%	4%

Total -Social Indicators	9.779	24%	11%	7.125	54%	14%	8.696	29%	0%	7.442	81%	27%

Workforce Indicators
Number of employees at the end of the period			70.785			60.036			41.111			40.101
Number of admittances during the period			12.312			2.633			6.494			1.805

Social and environmental projects developed by the company are defined by:			directors	(X	)	directors and managers	(X	)	all of employees
Occupational health and safety standards were defined by:	(X	)	directors and managers			all of employees			all + CIPA
Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the company:			is not involved in			follows the standards of ILO	(X	)	encourezes and follows the ILO
The pension plan system covers:	(X	)	directors	(X	)	directors and managers	(X	)	all of employees
Profits sharing covers:	(X	)	directors	(X	)	directors and managers	(X	)	all of employees
On selecting suppliers, the same ethical standards of social and environmental responsibility adopted by the company:			are not considered			are recomended	(X	)	are required
Concerning the participation of employees in voluntary work programs, the company:			is not involved in	(X	)	support	(X	)	organizes and encoureges

Social responsabitlity criteria to select suppliers

35. Conselheiros, Membros dos Comitês e Diretores

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho	Alternate
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Executive Officers

Deli Soares Pereira	Roger Agnelli
Hajime Tonoki	Chief Executive Officer
João Moisés de Oliveira
Luiz Augusto Ckless Silva	Carla Grasso
Luiz Carlos de Freitas	Executive Officer for Human Resources and Corporate
Luiz Felix de Freitas	Services
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Eduardo de Salles Bartolomeo
Rita de Cássia Paz Andrade Robles	Executive Officer for Integrated Bulk Operations
Wanderlei Viçoso Fagundes
Eduardo Jorge Ledsham
Advisory Committees of the Board of Directors	Executive Office for Exploration, Energy and Projects

Controlling Committee	Guilherme Perboyre Cavalcanti
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Marketing, Sales and
Executive Development Committee	Strategy
João Moisés de Oliveira
José Ricardo Sasseron	Mário Alves Barbosa Neto
Oscar Augusto de Camargo Filho	Executive Officer for Fertilizers

Strategic Committee	Tito Botelho Martins
Roger Agnelli	Executive Officer for Base Metals Operations
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcus Vinícius Dias Severini
Oscar Augusto de Camargo Filho	Chief Officer of Accounting and Control Department
Ricardo José da Costa Flores

Finance Committee	Vera Lúcia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres
Wanderlei Viçoso Fagundes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: February 24, 2011		Roberto Castello Branco
Director of Investor Relations